September 30, 2003

Financial Statements and
Management Discussion
and Analysis

Contents

Executive Summary	03
Analysis of the Consolidated Performance	11
Analysis of Financial Margin	13
Provision for Loan and Lease Losses	14
Banking Service Fees	17
Administrative Expenses	18
Other Operating Income/Other Operation Expenses	20
Analysis by Segment	21
Banking	23
Credit Cards	27
Insurance, Capitalization and Pension Plan Operations	28
Investment Funds and Managed Portfolio	31
Analysis of the Consolidated Balance Sheet	32
Assets and Liabilities by Segment	32
Securities	35
Credit Operations	36
Stockholder’s Equity	39
Balance Sheet by Currency	40
Activities Abroad and Foreign Exchange Transactions	41
Activities Abroad	41
Banco Itaú Buen Ayre	42
Ownership Structure	43
Risk Management	44
Independent Auditors’ Report	46
Financial Statements	47

The Statements of Income of Itaú and Itaú-BBA Banking segments were prepared as if the corporate restructuring process currently underway had already been completed. The allocation of operations is for information purposes only and is designed to provide a tentative statement of the operations of such segments. Adjustments are yet to be made.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

   Banco Itaú Holding Financeira S.A.

Highlights

R$ Million (except where indicated)
Statementes of Income	3rd Q./03	2nd Q./03	3rd Q./02	Jan - Sep 2003	Jan - Sep 2002
Recurring Net Income	822	793	640	2,861	1,711
Extraordinary Net Income	(15)	(17)	(0)	(563)	(24)
Net Income	807	776	639	2,298	1,687
Net Interest Income	2,747	2,479	2,710	8,176	6,453
Net Income from Financial Operations	2,261	2,131	2,117	6,979	5,039
Bank Service Fees	1,301	1,229	1,040	3,719	3,050

Income per Shares ( R$ )
Consolidated Net Income (per thousand shares)	7.05	6.79	5.75	20.06	15.17
Number of Outstanding Shares ( in million)	114,559	114,391	111,215	114,559	111,215
Book Value ( per thousand shares)	100.07	94.17	76.97	100.07	76.97
Dividends / JCP (1) ( R$ Million )	202	176	83	681	263
Dividends / JCP (1) per thousand shares	1.76	1.54	0.74	5.94	2.36
Market Capitalization ( R$ Million - period end )	23,338	21,149	13,143	23,338	13,143
Market Capitalization ( US$ Million - period end )	7,983	7,364	3,374	7,983	3,374

Performance Ratio ( % )
Recurring ROE Annualized	31.9%	32.9%	33.4%	34.6%	27.5%
ROE Annualized	31.3%	32.1%	33.4%	27.6%	27.1%
ROA Annualized	2.7%	2.9%	2.6%	2.6%	2.3%
Solvency Ratio (BIS Ratio)	21.5%	18.5%	16.9%	21.5%	16.9%
Efficiency Ratio	46.8%	45.8%	49.6%	44.1%	53.1%

Consolidated Balance Sheet	Sep 30, 03	Jun 30, 03	Sep 30, 02
Total Assets	118,982	106,799	98,875
Credit Operations	36,933	38,354	33,799
Sureties,Endorsements and Guarantees	5,766	6,232	5,888
Securities + Interbank Accounts	40,234	31,130	29,221
Total Deposits	34,414	34,826	32,498
Stockholder's Equity of Itaú Consolidated	11,464	10,772	8,560

Relevant Data
Assets Under Management	71,801	67,142	54,893
Employees	42,196	42,262	42,744
Active Customers ( Million )	9.2	9.1	9.1
Active Customers ( Million ) (*)	12.5	12.4	12.4
Branches (units)	2,319	2,325	2,298
CSBs (units)	861	850	888
Automated Teller Machines (units)	19,244	18,533	16,901

Ratings	Banco Itaú Holding		Banco Itaú		Banco Itaú-BBA
Fitch Atlantic Ratings	National	International	National	International	National	International
Short Term	F1+(bra)	B	F1+(bra)	B	F1+(bra)	-
Long Term	AA(bra)	B	AA(bra)	B	AA(bra)	-
Individual	-	C	-	C	-	-
Legal	-	5	-	4	-	4
Moody's
Financial Strength	-	-	-	C-	-	-
Bank Deposits - Foreign Currency	-	-	-	B3 / NP	-	-
Bank Deposits - Local Currency	-	-	-	A3 / P-2	-	-
Long Term Deposit	-	-	Aaa.br	-	Aaa.br	-
Short Term Deposit	-	-	BR-1	-	BR-1	-
Standard & Poor's
Foreign Currency - Long Term	-	-	-	B+	-	-
Foreign Currency - Short Term	-	-	-	B	-	-
Local Currency - Long Term	-	-	br.AA	BB	br.AA	-
Local Currency - Short Term	-	-	br.A-1	B	-	-

(1) JCP ( Interests on Capital)
(*) Including savings accountholders and other non-current accountholders.

We highlight that the data presented in this report related to the second quarter of 2003 were reclassified for comparison purposes, without an impact on net income for the period.

The effects of exchange variation on foreign investments are distributed in the Statement of Income according to the nature of the corresponding accounts.

The tables of this report have the numbers expressed in millions. However, the variations and totals were calculated based on numbers expressed in whole units.

Future expectations resulting from this analysis should take into consideration the risks and uncertainties surrounding any activity and which are beyond the control of the companies in the group (political and economic changes, volatility of interest and exchange rates, technological change, inflation, financial desintermediation, competitive pressures on products and prices, and changes in tax legislation).

Executive Summary

   Banco Itaú Holding Financeira S.A.

We present below the results of Banco Itaú Holding considering the exchange rate variation effects on investments abroad over the statement accounts, in conformity with the nature of the related balance sheet account.

Consolidated Statement of Income
R$ million
					VARIATION
	3rd Q./03	2nd Q./03	Jan-Sep./03	Jan-Sep./02	3Q.03/2Q.03	Jan-Sep.03/ Jan-Sep.02
Income from Financial Operations	4,649	(1,327)	6,086	20,249	5,976	(14,164)
Loans and leasing operations	2,894	332	4,915	11,747	2,562	(6,832)
Securities	1,801	(1,658)	1,088	8,250	3,459	(7,162)
Trade Finance and Foreign Exchange Portfolio	(47)	(2)	83	252	(45)	(170)
Expenses from Financial Operations	(1,902)	3,806	2,090	(13,796)	(5,708)	15,887
Deposits, Money Market and Interbank Funds	(1,525)	1,514	(513)	(9,315)	(3,039)	8,802
Borrowings, Assignments and On-lending	(614)	2,040	1,863	(4,705)	(2,653)	6,567
Compulsory Deposits	237	252	740	223	(16)	517

Net Interest Income	2,747	2,479	8,176	6,453	268	1,723

Provision for Loan and Lease Losses	(659)	(484)	(1,592)	(1,625)	(175)	33
Credits Recoveries and Renegociated	173	136	395	210	37	185

Net Income from Financial Operations	2,261	2,131	6,979	5,039	130	1,941

Other Operation Income (Expenses)	(915)	(817)	(2,400)	(2,227)	(98)	(173)
Banking Service Fees	1,301	1,229	3,719	3,050	72	669
Partial Result of Insurance, Capitalization and Pension Plans	171	192	537	470	(21)	67
Administrative Expenses	(1,952)	(1,797)	(5,476)	(5,246)	(156)	(229)
Tax Expenses	(245)	(246)	(740)	(605)	2	(135)
Equity in Income (Losses) of Unconsolidated Investments	28	(80)	(34)	399	108	(433)
Other Operating Income / Other Operating Expenses	(218)	(115)	(406)	(295)	(103)	(111)

Operating Income	1,346	1,314	4,579	2,811	32	1,768

Non-operating Income	(36)	(76)	(148)	(64)	40	(84)

Income before Income Tax and Social Contribution	1,311	1,239	4,431	2,747	72	1,684

Income Tax and Social Contribution	(377)	(449)	(1,386)	(508)	72	(878)
Extraordinary Results	(15)	(17)	(563)	(24)	2	(540)
Profit Sharing	(67)	(96)	(241)	(124)	29	(117)
Minority Interests	(44)	99	57	(404)	(143)	461

Net Income	807	776	2,298	1,687	31	611

Number of shares outstanding In Thousand	114,559,146	114,391,027	114,559,146	111,215,067	168,120	3,344,079
Book value per thousand shares - R$	100.07	94.17	100.07	76.97	5.90	23.10
Net income per thousand shares - R$	7.05	6.79	20.06	15.17	0.26	4.89

Note: In this Statement of Income the following reclassifications were made: the committed operation expenses were excluded from interest and charges on deposits and were included in marketable securities. Similarly, the financial result of Insurance, Pension Plans and Capitalization and the financial expenses with Technical Provisions of Insurance, Pension Plans and Capitalization were reclassified, compounding the result of securities and financial derivative instruments.

Executive Summary

   Banco Itaú Holding Financeira S.A.

Consolidated Balance Sheet

R$ Million
				Variation
ASSETS	Sep 30, 03	Jun 30, 03	Sep 30, 02	Sep 03 - Jun 03	Sep 03 - Sep 02
Current and Long Term Assets	115,744	103,519	95,441	12,225	20,303
Cash And Cash Equivalents	1,644	1,463	2,791	181	(1,148)
Short-term Interbank Deposits	21,981	14,852	10,861	7,129	11,120
Securities and Derivative Financial Instruments	29,864	25,506	23,227	4,357	6,636
Interbank Accounts	8,876	9,899	11,490	(1,023)	(2,615)
Interbranch Accounts	15	19	18	(3)	(3)
Loans, Leasing Operations and Other Credits	33,642	35,271	30,537	(1,629)	3,105
Other Credits	18,700	15,492	15,539	3,208	3,161
Other Assets	1,023	1,016	977	6	46
Permanent Assets	3,238	3,280	3,434	(43)	(196)
Investments	878	844	886	34	(8)
Fixed Assets	2,092	2,156	2,289	(64)	(197)
Deferred Changes	268	280	259	(12)	9
Total Assets	118,982	106,799	98,875	12,183	20,107

R$ Million
				Variation
LIABILITIES	Sep 30, 03	Jun 30, 03	Sep 30, 02	Sep 03 - Jun 03	Sep 03 - Sep 02
Current and Long Term Liabilities	106,461	94,994	89,273	11,467	17,188
Deposits	34,414	34,826	32,498	(412)	1,916
Deposits Received under Securities Repurchase Agreements	18,294	11,747	12,447	6,546	5,847
Funds from Acceptances and Issue of Securities	5,349	5,085	4,287	264	1,062
Interbank Accounts	1,224	1,866	3,450	(642)	(2,227)
Interbranch Accounts	763	947	919	(183)	(156)
Borrowings and Onlendings	13,455	12,570	10,819	885	2,636
Derivative Financial Instruments	669	973	2,263	(304)	(1,594)
Technical Provisions for Insurance, Pension Plans and Cap.	6,086	5,388	3,765	697	2,321
Other Liabilities	26,208	21,592	18,826	4,616	7,382
Deferred Income	74	85	40	(12)	34
Minority interest in subsidiaries	984	948	1,002	36	(18)
Stockholder's Equity	11,464	10,772	8,560	692	2,904
TOTAL LIABILITIES	118,982	106,799	98,875	12,183	20,107

Executive Summary

   Banco Itaú Holding Financeira S.A.

Third Quarter of 2003

Net Income

[Purple] Net Income per thousand shares (R$)
[Orange] Net Income (R$ Million)

Banco Itaú Holding's results for the third quarter of 2003 amounted to R$ 807 million, that is, a 4.0% increase over the second quarter. During the third quarter of 2003, the Brazilian economic environment was characterized by the low volatility of the exchange rate and the reduction in the base interest rate (Selic) from 26% p.a. in June to 20% p.a. in September 2003. The reserve requirement basic rate for demand deposits decreased from 60% to 45%, contributing to improve the liquidity in the Brazilian financial system as a whole and leading to gains from the increased volume of transactions during the period.

Return on Equity

[Purple] ROE (%)
[Orange] Stockholder’s equity (R$ Million)

At September 30, 2003, the institution's stockholder's equity totaled R$11,464 million, increasing by 6.4% from the June balance. Such rise relates primarily to the results recorded for the period and, to a lesser extent, to the positive effect of the mark-to-market adjustment of securities, the results of which are recorded directly in stockholder's equity, growing from R$ 338 million in June to R$ 434 million in September, net of tax effects and minority interests.

During the period, annualized return on equity (ROE) was 31.3%, greater than 30% for the fifth consecutive quarter. The Basle Ratio reached 21.5% in September 2003, compared with 18.5% in June. The growth in this ratio arose chiefly from the reduced exchange exposure of the Bank, as well as the effect of the change from 1 to 0.50 of the F factor (applicable to transactions indexed to the exchange variation) in the computation formula of the Required Stockholder's Equity (PLE) prescribed by Circular 3194 of the Brazilian Central Bank on July 2, 2003.

Efficiency Ratio (*)

(*) The Efficiency Ratio calculation is presented on page 20.

As a result of Banco Itaú Holding's efforts to improve both the operating efficiency and the productivity of its employees, the efficiency ratio reached 46.8% in the quarter, in line with management targets. It should be pointed out that the employees' collective bargaining agreement became effective in the third quarter, leading to a 12.6% rise in salaries and benefits, except for the Food Staples Assistance, the amount of which was set up at R$200.00, and a R$1,500.00 one-time bonus. The total effect on Personnel Expenses reached R$ 108 million, fully accounted for in September 2003.

Unrealized Result

                                                                             R$ Million

Unrealized results from the operations of Banco Itaú Holding (see Note 19), without taking into account the tax effects and minority interests, but arising only from the effect of the mark-to-market adjustment of financial instruments, reached R$ 2,070 million, a 11,1% increase from the prior quarter. It is worthwhile stressing that these amounts will be recorded as income when the underlying assets are traded. Furthermore, the excess allowance for loan losses, totaling R$ 913 million, is not included in such unrealized results.

Executive Summary

   Banco Itaú Holding Financeira S.A.

Third Quarter of 2003

Total Assets

                                                                             R$ Billion

At September 30, 2003, total assets reached R$ 118,982 million, an 11.4% increase as compared to the prior quarter. Annualized return on total assets (ROA) stood at 2.7% in the period. To realize this analysis, was considered as if the process of transferring the operations with corporate clients, that are still registered in Itaú and will be transferred to the Itaú-BBA, had been concluded. Total assets of the Banking segment of Banco Itaú amounted to R$79,559 million, growing by 13.9% from the previous quarter. Total assets of the Banking segment of Banco Itaú-BBA stood at R$ 28,555 million, increasing by 2.4% compared to June 2003. Total assets of the Insurance, Capitalization and Pension Plan segment reached R$8,193 million, corresponding to a 12.7% growth compared to the previous period.

Credit Operations(1)

                                                                             R$ Billion

[Purple] Foreign Currency + Indexed to Foreign Currency
[Orange] Local Currency
(1) Endorsements and Sureties included

The performance of the Brazilian economy during the third quarter of 2003 was characterized by the low demand for credit, impacting the balance of the loan and financing portfolio of Banco Itaú Holding. In general, repayment of transactions improved significantly, thus contributing to reduce both individual and corporate portfolio balances. Accordingly, during the third quarter of 2003 the total balance of the credit portfolio, including guarantees, reached R$ 42,699 million, a 4.2% decrease from the prior quarter.

Non Performing Loans Ratio(2) - Individuals x Businesses(%)

[Green] Non Performing Loans Ratio - Business
[Purple] Non Performing Loans Ratio
[Orange] Non Performing Loans Ratio - Individuals
(2) Non Performing Loans: Loans for more than 60 days.

The rate of non-performing loans was affected by the reduced demand for loans and financing during the third quarter of 2003. Non-performing loans decreased by 2.2% during the period to R$ 1,746 million, while the drop in the total balance of credit transactions was more severe  3.7%  which explains the slight increase in the overall rate. The expense for allowances for loan losses amounted to R$ 659 million, increasing by 36.2% compared to the previous quarter. This rise stems primarily from the impact of the risk reassessment review of one single corporate client from the electric sector, with the related recording of a general allowance. During the quarter, the Bank aimed to diversify its credit offer, maintaining its conservative stance based on the selection of clients.

Asset Under Management
                                                                             R$ Billion

[Purple] Deposits
[Orange] Mutual Funds + Portfolio Under Management

The balance of funds managed increased by 4.2% during the quarter to R$106,214 million. In this period, investment funds remained highly attractive, with growth in the participation of fixed rate income funds, driven by the expectation of falling interest rates in the future. Income from investment fund management totaled R$ 344 million in the third quarter of 2003, a R$ 37 million increase compared to the previous quarter.

Executive Summary

   Banco Itaú Holding Financeira S.A.

Third Quarter of 2003

Net Income Composition by Segment

Segmentation

Approximately twenty years ago, Banco Itaú Holding implemented a segmentation model for its operations which has since enabled the institution to meet the specific needs of its clients.

This model is based on the enhancement of relationships with clients, allowing the Bank to understand better their different specific needs and therefore improve the effectiveness of its services by developing new products and fostering the specialization of its commercial managers.

Banking - Net Income

                                                                         R$ Million

[Blue] Banking Itaú
[Orange] Banking Itaú-BBA

Growth by acquisitions and alliances is one of Banco Itaú Holding's key strategies. The Bank is always driven by the potential of value creation for its shareholders, looking for opportunities to expand its activities into segments that represent a potential diversification of income sources for the institution, not restricted only to interest rates.

Credit Cards - Net Income

                                                                         R$ Million

Over the past few years, the strength of the Brazilian economy benefited from the increased number of transactions via credit cards instead of post-dated checks, a not so good method of consumer financing. As a result of several campaigns designed to foster the use of credit cards, our profit from credit card transactions amounts to R$446 million year to date, corresponding to a 165% increase from the same period of the previous year. The volume of transactions grew by 24% period on period, to reach R$ 7,541 million for the nine-month period ending September 2003, compared to R$6,141 million for the same period of 2002.

Insurance, Capitalization and Pension Plans - Net Income

                                                                         R$ Million

The good results obtained in this segment and the prospects of continuing development, in particular regarding the private pension plan area, are the reasons behind the Bank's efforts to expand these activities. In this connection, Itaú has recently announced the agreement with AGF Brasil Seguros and AGF do Brasil Participaçôes Ltda., for the acquisition of AGF Vida e Previdência, Banco AGF and the portolio of group life insurance clients of AGF Seguros. Technical reserves of the Insurance, Premium Bond and Pension Plan segment increased by 13% in the third quarter of 2003, driven by the 40% growth in VGBL products during the same period, to reach R$ 1.6 billion.

Portfolio Management and Mutual Funds - Net Income

                                                                         R$ Million

Income from investment fund management reached R$ 49 million in the third quarter of 2003, growing by 36.1% compared to the previous quarter. This rise stems primarily from the increased volume of resources in investment funds and managed portfolios, which amounted to R$ 71,801 million in September 2003, a 6.9% increase on June 2003.

Executive Summary

   Banco Itaú Holding Financeira S.A.

Banco Itaú Banking

Profit from Banco Itaú Banking operations amounted to R$ 308 million in the third quarter of 2003, a 40.0% rise compared to the prior quarter. The financial margin on operations reached R$ 1,704 million, compared to R$1,521 million in the previous quarter, mainly as a result of the adequate posture for exchange risk, when the Bank aimed at eliminating the U.S. dollar gap. To this end, the Bank used derivatives with positions in Brazil linked to CDI, which made a positive contribution of R$ 268 million to the financial margin, compared with the prior quarter.

During the period, expenses for the allowance for loan losses increased, chiefly as a result of the R$65 million increase in the allowance above the minimum required by the Brazilian Central Bank.

Finally, the Administrative Expenses item was adversely impacted by a R$ 108 million in increase in expenses arising from the bank employees collective agreement for the period 2003/2004.

Banco Itaú-BBA Banking

Banco Itaú-BBA Banking segment results reached R$ 190 million in the third quarter of 2003, growing by 1.6% compared to the previous quarter. The financial margin was in line in relation to the previous quarter. The results for the period were adversely impacted by the recording of a general allowance for loan losses, arising from the risk assessment review of a single client in the electric sector, which was offset by the positive tax effects from different tax treatments for exchange variations on foreign investments and for the results of hedges of these investments.

Credit Cards

Profit from credit card operations amounted to R$ 148 million in the third quarter of 2003, a 10.8% drop from the second quarter. It should be noted that effective July 2003, the Credicard company no longer pays special dividends. This change gave rise to a one-time additional expense of R$ 16 million to be recovered through the future results of this segment, considering that the results of the credit card base will be recognized as profit sharing.

Insurance, Capitalization and Pension Plans

The net income of the insurance, premium bond and pension plan segment for the third quarter of 2003 increased by 38.7% compared with the prior quarter results. The significant performance of Technical Reserves over the last few quarters was a relevant factor for the growth in segment results. Technical Reserves increased by 13% from R$ 5,388 million in the second quarter to R$ 6,086 million in the third quarter. Net income also improved due to higher yields of securities indexed to IGP-M and the realization of a portion of the variable income portfolio, leading to an increase in the segment's financial income. Financial investments outperformed by R$ 8.4 million (after taxes) the CDI rates for the quarter.

Portfolio Management and Mutual Funds

Income from management of investment funds totaled R$ 49 million in the third quarter of 2003, increasing by 36.1% compared to the previous quarter. The volume of resources in investment funds and managed portfolios reached R$71,801 million in September 2003, a 6.9% increase compared to June, representing a 6.1% contribution to the net income of the group for the period, compared to a 4.6% contribution in the previous quarter.

Corporate

During the third quarter, corporate results were impacted by the full amortization of the goodwill paid on the acquisition of 100% of the outstanding shares issued by the Banestado, Bemge and Beg banks, when these institutions had their listed company registrations cancelled. This expense totaled R$ 15 million, after taxes, recorded in Extraordinary Loss.

Executive Summary

   Banco Itaú Holding Financeira S.A.

Third Quarter of 2003

The table below shows the relevant variation occurred in the cosolidated statement of income between the third and the second quarters of 2003.

STATEMENT OF INCOME BY SEGMENT
R$ Million
			VARIATION
	3rd Q./03	2nd Q./03	3Q.03/2Q.03
BANKING - BANCO ITAÚ (*)

Net Interest Income	1,704	1,521	183
Result from Loan Losses	(275)	(284)	9
Banking Service Fees	855	825	30
Administrative Expenses	(1,484)	(1,350)	(134)
Income Tax and Social Contribution	(112)	(154)	43
Others	(381)	(338)	(43)
Net Income	308	220	88

BANKING - BANCO ITAÚ-BBA (*)

Net Interest Income	523	526	(3)
Result from Loan Losses	(175)	(34)	(141)
Banking Service Fees	61	45	16
Administrative Expenses	(93)	(99)	6
Income Tax and Social Contribution	(81)	(223)	141
Others	(45)	(28)	(17)
Net Income	190	187	3

CREDIT CARDS

Net Interest Income	314	309	4
Result from Loan Losses	(37)	(30)	(7)
Banking Service Fees	230	227	2
Administrative Expenses	(280)	(251)	(29)
Income Tax and Social Contribution	(77)	(87)	10
Others	(2)	(2)	0
Net Income	148	166	(19)

INSURANCE, CAPITALIZATION AND PENSION PLANS

Earned Premiums	417	403	15
Result of Capitalization and Pension Plans	48	74	(26)
Retained Claims	(245)	(229)	(16)
Selling Expenses	(92)	(95)	3
Administrative Expenses	(143)	(123)	(20)
Financial Income	207	124	84
Income Tax and Social Contribution	(76)	(56)	(20)
Others	30	9	21
Net Income	147	106	41

PORTFOLIO MANAGEMENT AND MUTUAL FUNDS

Banking Service Fees	174	152	22
Administrative Expenses	(75)	(76)	1
Income Tax and Social Contribution	(30)	(23)	(7)
Others	(20)	(18)	(2)
Net Income	49	36	14

CORPORATION

Net Interest Income	(1)	(1)	0
Banking Service Fees	(34)	(31)	(3)
Administrative Expenses	6	6	1
Income Tax and Social Contribution*	(1)	94	(95)
Extraordinary Result	(15)	(17)	2
Others	11	11	1
Net Income	(33)	62	(95)

CONSOLIDATED NET INCOME	808	776	31

(*) The above table shows the Pro-Forma Statement of Income of the Itaú Banking Segment, considered as if the corporate reorganization currently under way had been concluded. The allocation of the operations was done in a purely informative manner, with the objective of showing roughly how the operation of the Itaú Banking segment would look. Adjustments are still to be carried out.

Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.

Analysis of the Consolidated Performance

The Results

The consolidated net income of Banco Itaú Holding for the period from January 1 to September 30, 2003 amounted to R$ 2,298 million, which is equivalent to a 36.2% increase in relation to the results the same period of the previous year. Considering a consolidated net worth of R$ 11,464 million on September 30, 2003, the accumulated results for the first nine months of the year correspond to a noteworthy return on equity (ROE), of 27.6% a year. The net income per lot of thousand shares totaled R$ 20.06, which is a 32.2% increase in relation to the previous year. The book value per lot of thousand shares amounted to R$ 100.07, which corresponds to an increase of 30.0% in relation to the same period of the previous year.

The Basel ratio reached 21.5% in September 2003, which represents a comfortable margin over the 11% minimum required by the Brazilian Central Bank. This significant capital base shows that Banco Itaú Holding is prepared for rapid growth in the demand for credit, bearing in mind the expectations in relation to the performance of the Brazilian economy in the coming months. Furthermore, it also makes it possible to maintain the strategy for growth by means of new acquisitions. The incorporation of Banco AGF, of AGF Vida e Previdência and of the group life insurance customer portfolio of AGF Seguros, announced on October 20, 2003, in is line with this strategy.

Considering only the third quarter of 2003, the result achieved by Banco Itaú Holding totaled R$ 807 million, that is to say, a 4.0% increase in relation to the second quarter of the year. The annualized return on equity (ROE) amounted to 31.3% in the period. On September 30, 2003, total assets amounted to R$ 118,982 million, growing 11.4% in relation to the balance on June 30, 2003. The annualized return on total assets (ROA) amounted to 2.7% in the period.

The process of corporate reorganization through which Banco Itaú Holding has been passing continued in the third quarter of 2003. In this period, Fináustria ceased to be subordinated to Banco Itaú-BBA and was transferred to Banco Itaú. Likewise, Itaúbank (headquartered in Grand Cayman) transferred to Banco Itaú, in Brazil, the interest it held in Banco Itaú-BBA. Furthermore, the process of transferring assets of the large corporate segment of Banco Itaú to Banco Itaú-BBA made considerable progress and should be concluded by the end of 2003. Finally, Banco Itaú Holding redeemed the common and preferred stock of the Banestado, Bemge and Beg banks, by means of a "Public Offer for the Acquisition of Common and Preferred Stock, in order to Cancel the Registration as an Open Company" and subsequent acts, cancelling the listed company registration of these companies. (Please see Explanatory Note 16). At the end of this process, Banco Itaú Holding should have a transparent operational structure, with greater autonomy between the segments, continuing to maximize the allocation and use of capital.

Exchange and Interest Rates

In the third quarter of 2003, the Brazilian economic environment was marked by the low volatility of the exchange rate and by the decline in the basic interest rate (Selic) from 26% per annum in June to 20% per annum in September 2003. Besides the fall in the interest rate, the basic rate for the compulsory deposit on sight deposits was reduced from 60% to 45%, which contributed towards an expansion in the liquidity of the domestic financial system as a whole.

The monetary and fiscal adjustment implemented by the government at the beginning of the year to confront the adverse shock from the electoral process of 2002 contained the inflationary expectations of the market, with the country experiencing favorable conditions for the level of economic activity to recover gradually in the next few months. The partial restoration of family income, associated with the collective salary agreements of various professional categories that have taken place over the last few months, should contribute towards this rekindling of the economy.

The Brazilian trade balance built up a surplus of US$ 17,802 million in the first nine months of 2003, guaranteeing a positive flow of foreign currency and a certain stability in the exchange rate. The monetary authorities took advantage of this favorable flow to reduce the exchange rate exposure on the Brazilian public debt, by means of a partial rolling over of swap contracts. In this way, the effects of exchange rate volatility on the total balance of public indebtedness has been mitigated.

The dollar appreciated 1.8% in relation to the real in the third quarter, closing the month quoted at R$ 2.9234. In the course of the period, the Ptax Dollar - Sale rate varied between the maximum quotation of R$ 3.0740 and the minimum of R$ 2.8219. Banco Itaú Holding was able to take advantage from this variation, by taking a suitable stance with regard to exchange rate exposure. Accordingly, the exchange rate variation, albeit small, ended up generating a positive contribution to the financial margin of the period, which will be analyzed further on in this report.

Macroeconomics Ratio
	3rd Q./03	2nd Q./03	Jan - Sep/03	Jan - Sep/02
CDI	5.5%	5.7%	17.9%	13.4%
Exchange Rate	1.8%	-14.3%	-17.3%	67.9%
Exchange Rate (Quotation in R$)	2.9234	2.8720	2.9234	3.8949
IGPM	1.1%	-0.3%	7.1%	10.5%
Savings (TR + 6% p.a)	2.8%	2.8%	8.7%	6.5%

Analysis of the Consolidated Performance

Performance in the Stock Market

The flow of foreign funds into the São Paulo Stock Exchange (Bovespa) amounted to a positive balance of R$ 4,247 million for the nine months; in the month of September alone, the net balance of foreign capital amounted to R$ 797 million.

In the light of this favorable business environment, Banco Itaú Holding's preferred stock appreciated 9.2%, to reach a quotation of R$ 208.00 at the end of September. In the course of the quarter, though, the preferred stock reached R$ 238.00. Likewise, common stock showed considerable appreciation, closing the quarter at R$ 200.00 and reaching a maximum quotation in the period of R$ 228.86.

Accordingly, the market capitalization on September 30, 2003 amounted to R$ 23,338 million, which corresponds to a 10.4% increase in relation to the June balance.

Market Capitalization

                                                                                                                                       R$ Million (*)

(*) The value refers to the quotation of common (ON) and preferred (PN) shares at each quarter's last day.

Consolidated Net Income per Thousand Shares

                                                                                                                                                R$

Interest of Own Capital Paid/Provisioned - Quarter (*)

                                                                                                                                                 R$ Million

(*) Gross of taxes.

Preferred Shares - Appreciation (**)
Evolution of US$ 100 invested in September 1993

[Gray] Itaú
[Light Blue] IBovespa
ANNUAL RETURN
10 YEARS (Average)	12.93%
5 YEARS (Average)	8.54%
12 Months	134.06%
2003	66.52%
(**) Without Reinvestment
Analysis of the Consolidated Performance

Financial Margin

The financial margin of the third quarter of 2003 added up to R$ 2,747 million, which corresponds to an increase of 10.8% in relation to the margin achieved in the previous quarter.

One factor that caused a positive impact on the financial margin of the period was the effect of the marking to market of securities, coupled with the continuous improvement in the macroeconomic scenario, reflected in the reduction in the expectations for future interest rates amongst the market agents.

Furthermore, Banco Itaú Holding was able to manage the exchange rate volatility that occurred in the third quarter of 2003 by taking a suitable stance in relation to this risk.

The management of the mismatching of the financial positions of Banco Itaú Holding exposed to various indices and currencies takes on particular complexity in a country with volatile rates like Brazil, since the financial institution, when seeking to expand and to consolidate its presence abroad, becomes, at the same time, more vulnerable to volatility in the quotations of various currencies such as like the dollar and the euro.

Faced with a challenge like this, Banco Itaú Holding has proved to be skillful in following a strategy for managing this exposure, seeking to eliminate the dollar gap. The strategy avails itself of derivatives, with positions in Brazil linked to the CDI, which made a noteworthy contribution towards the positive variation of R$ 268 million in the financial margin, compared with the previous quarter.

As a result of the impact of the various factors described above, the Annualized Rate of the Financial Margin in the third quarter of 2003 reached 14.7%, compared to the rate of 13.2% in the previous quarter.

Analysis of Financial Margin
R$ Million
Net Interest Income	3rd Q./03	2nd Q./03	Jan - Sep/03	Jan - Sep/02
A) Income from Loans and Leases	2,891	332	4,915	11,747
B) Securities + Trade Finance and Foreign Exchange Portfolio	1,755	(1,659)	1,171	8,502
C) Income from Financial Operations	4,646	(1,327)	6,086	20,249
D) Expenses from Financial Operations	(1,899)	3,806	2,090	(13,796)
E) Net Interest Income	2,747	2,479	8,176	6,453

AVERAGE BALANCE FROM OPERATIONS (*)
F) Average Credit Operations	37,643	39,036	38,356	30,410

Average Cash and Cash Equivalents + Short-Term Interbank Deposits + Securities - Money Market Funding - Derivative Financial Instruments	31,813	29,630	31,001	20,262
Average Interbank and Interbranch Accounts	9,404	10,317	9,946	7,916
Average Credit Operations	37,643	39,036	38,356	30,410
G) Average Earning Assets	78,860	78,982	79,303	58,587

Average Deposits	34,620	36,408	36,557	29,173
Average Funds from Acceptances and Issue of Securities	5,217	5,171	5,061	3,545
Average Interbank and Interbranch Accounts	2,400	2,636	2,023	2,893
Average Borrowing	8,789	8,850	9,244	5,994
Average Onlending Borrowings	4,224	4,386	4,381	3,272
H) Average Funding Resources	55,249	57,451	57,265	44,878

AVERAGE RATES
Annual Average Ratio of Income from Loan Operations = A/F	34.5%	3.4%	17.4%	54.6%
Annual Average Ratio of Income from Financial Operations = C/G	25.7%	-6.6%	10.4%	48.6%
Annual Average Ratio of Interest Expense = D/H	14.5%	-24.0%	-4.8%	43.0%
Annual Average Ratio of Net Interest Income = E/G	14.7%	13.2%	14.0%	14.9%

(*) Arithmetic average between the balance of the last day of quarter and previous quarter. The annual average from January to September was calculated using the balance of the last day of the last four quarters.(Dec + Mar + Jun + Sep) / 4.

Analysis of the Consolidated Performance

Allowance for Loan Losses

The Result from Loan Losses amounted to R$ 486 million in the third quarter of 2003, which corresponds to an increase of 39.6% in relation to the previous quarter. For the purpose of absorbing any risks associated with the current economic circumstances, Banco Itaú Holding decided to increase by R$ 65 million its provision in excess of the minimum required by the Central Bank, bringing the total to R$ 913 million at the end of September 2003.

The expense for the provision for loan losses from corporations added up to R$ 221 million in the period, growing 132.6% in comparison with the previous quarter. This increase is basically associated with the impact caused by the process of revising the risk assessment of a single corporate customer, with the setting up of a general provision. In addition, in this quarter there was no recurrence of the effect caused by exchange rate variation on the allowance for loan losses in the operations of subsidiaries abroad, which in the second quarter of 2003 had generated income of R$ 51 million.

On the other hand, the expense for the allowance for loan losses from private individual customers amounted to R$ 374 million, which is equivalent to a 2.6% reduction in relation to the previous quarter. This small variation in the expense is made up of a reversal of the general provision caused by the fall in the private individual credit portfolio, and by an increase in the specific provision, resulting from the current economic circumstances, which still do not favor an improvement in overdue operations.

Analysis of Result from Loan Losses
R$ Million
	3nd Q./03			2nd Q./03			1st Q./03
	Individuals	Businesses	Total	Individuals	Businesses	Total	Individuals	Businesses	Total
(Increase)/Generic Reversal	8	(135)	(128)	(62)	154	92	(31)	92	61
(Increase)/Specific Reversal	(381)	(85)	(466)	(322)	(249)	(571)	(387)	(120)	(507)
Subtotal (Increase)/Reversal	(374)	(221)	(594)	(384)	(95)	(479)	(418)	(28)	(446)
Exceeding Provision			(65)			(5)			(2)
Expenses for Provision for Loan Losses			(659)			(484)			(449)
Credits Recoveries and Renegotiated			173			136			86
Result from Loan Losses			(486)			(348)			(363)

The performance in the recovery of credits written off against the loan loss allowance was very favorable in the quarter, amounting to R$ 173 million, which is equivalent to an increase of 27.4% in relation to the previous quarter. Renegotiation and partial receipt of the debit balance of a single customer that had been written off in the financial statements of Banco Itaú Holding was the main cause of the good performance associated with the recovery of credits.

The situation of Banco Itaú Holding with regard to exposure to credit risk is very comfortable. The cushion between the total of credit operations in an irregular situation (total balance of operations with at least one installment overdue for more than 14 days) and the balance of the allowance for possible loan losses reached R$ 513 million at the end of the quarter, an increase of 106.0% over the previous period. Likewise, the coverage ratio, arising from the division of the balance of the allowance for possible loan losses by the total balance of nonperforming loans (credit operations more than 60 days overdue, which cease generating revenue on an accrual basis) amounted to 189%, higher than in June 2003.

The balance of the Allowance for Possible Loan Losses added up to R$ 3,290 million on September 30, 2003, growing 6.7% in relation to the previous quarter. Write-offs against the allowance for possible loan losses added up to R$ 451 million in the quarter, which corresponds to a reduction of 14.8% in relation to the previous quarter.
R$ Million
	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02	Dec 31, 01
Abnormal Portfolio	2,777	2,834	2,760	2,565	3,186	3,142	2,882	2,686
Required Allowance	(2,378)	(2,234)	(2,285)	(2,332)	(2,515)	(2,196)	(1,953)	(1,853)
Additional Allowance	(913)	(848)	(843)	(841)	(747)	(715)	(715)	(715)
Total Allowance	(3,290)	(3,082)	(3,128)	(3,172)	(3,262)	(2,911)	(2,668)	(2,568)
Excess of Allowance	513	249	368	607	75	(230)	(214)	(118)

Analysis of the Consolidated Performance

The Brazilian economy has been passing through a period characterized by low demand for credit, which produces an effect on the balance of the loan and finance portfolio. In the third quarter, the trend to repay credit operating expanded, contributing towards a reduction in the balances of the portfolios of both private individuals and corporations. The balance of the credit portfolio at the end of the quarter added up to R$ 36,933 million, corresponding to a reduction of 3.7% over the previous quarter.

Movements of Credit Portfolio
						R$ Million
	3rd Q./03			2nd Q./03
	Individuals	Businesses	Total	Individuals	Businesses	Total

Balance Jun 30, 03	14,562	23,792	38,354	14,505	25,213	39,718

New Contracts	2,228	6,006	8,234	1,816	5,498	7,314
Debt Renegotiation	234	47	281	223	52	275

Accrual/ Movements	(1,316)	(721)	(2,037)	(649)	176	(474)

Settlement	(1,123)	(6,325)	(7,448)	(922)	(7,028)	(7,950)

Write-off	(382)	(70)	(451)	(410)	(119)	(530)

Balance Sep 30, 03	14,204	22,729	36,933	14,562	23,792	38,354

Movements of Provision for Loan and Lease Losses
								R$ Million
	3rd Q./03				2nd Q./03
	Individuals	Businesses	Exceeding Allowance	Total	Individuals	Businesses	Exceeding Allowance	Total

Balance Jun 30, 03	1,380	854	848	3,082	1,406	879	843	3,128

New Contracts	75	138		213	69	90		158
Debt Renegotiation	105	19		124	99	20		119

Risk Level Transfer	368	163		532	319	57		377

Accrual/ Movements	(24)	11		(13)	(4)	70		66

Settlement	(151)	(111)		(262)	(99)	(143)		(241)

Exceeding Allowance			65	65			5	5

Total	374	221	65	659	384	95	5	484

Write-off	(382)	(70)		(451)	(410)	(119)		(530)

Balance Sep 30, 03	1,372	1,005	913	3,290	1,380	854	848	3,082

Risk Rate of the Credit Portfolio
						R$ Million
		Sep 30, 03				Jun 30, 03
	Risk	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	AA - C	10,770	102	0.9%	4.3%	10,850	102	0.9%	4.5%
	D - H	3,434	1,271	37.0%	53.4%	3,712	1,279	34.5%	57.2%
Subtotal Ind.		14,204	1,372	9.7%	57.7%	14,562	1,380	9.5%	61.8%

Businesses	AA - C	21,299	195	0.9%	8.2%	22,409	207	0.9%	9.3%
	D - H	1,430	811	56.7%	34.1%	1,382	647	46.8%	28.9%
Subtotal Bus.		22,729	1,005	4.4%	42.3%	23,791	854	3.6%	38.2%

Total	AA - C	32,069	296	0.9%	12.5%	33,259	309	0.9%	13.8%
	D - H	4,864	2,081	42.8%	87.5%	5,094	1,926	37.8%	86.2%
Total		36,933	2,378	6.4%	100.0%	38,354	2,234	5.8%	100.0%
Additional Provision			913	2.5%			848	2.2%
GENERAL TOTAL		36,933	3,290	8.9%		38,354	3,082	8.0%

		R$ Million
		Sep 30, 02
	Risk	Portfolio	Provision for Loan Losses	% Provision / Portfolio	% Provision Partic.

Individuals	AA - C	8,761	91	1.0%	3.6%
	D - H	3,270	1,661	50.8%	66.1%
Subtotal Ind.		12,031	1,753	14.6%	69.7%

Businesses	AA - C	20,013	112	0.6%	4.5%
	D - H	1,756	650	37.1%	25.9%
Subtotal Bus.		21,768	762	3.5%	30.3%

Total	AA - C	28,774	203	0.7%	8.1%
	D - H	5,025	2,312	46.0%	91.9%
Total		33,799	2,515	7.4%	100.0%
Additional Provision			747	2.2%
GENERAL TOTAL		33,799	3,262	9.7%

Analysis of the Consolidated Performance

Non Performing Loans

The ratio of Non Performing Loans, obtained from the division of the balance of credit operations more than 60 days overdue (which cease to generate revenue on an accrual basis) by the total balance of the credit portfolio, suffered the impact of the downturn in demand for loans and finance in the third quarter of 2003. Accordingly, the balance of operations that do not generate revenue on an accrual basis decreased 2.2% in the quarter, while the total balance of credit operations underwent a sharper decline, of 3.7%, resulting in a small increase in the ratio.

Non Performing Loans
	Sep 30, 03	Jun 30, 03	Mar 31, 03	Dec 31, 02	Sep 30, 02	Jun 30, 02	Mar 31, 02	Dec 31, 01
Total Non Performing Loans (a)	1,740	1,785	1,652	1,603	1,892	1,779	1,588	1,485
Provision for Loan and Lease Losses	(3,290)	(3,082)	(3,128)	(3,172)	(3,262)	(2,911)	(2,668)	(2,568)
Credit Portfolio (b)	36,933	38,354	39,718	38,419	33,799	30,158	28,066	29,615

(a) Loans Overdue for more than 60 days and without generation of revenues on the accrual method.
(b) Endorsements and Sureties not included.

Non Performing Loans Ratio ( % )

                                                                                     R$ Million

[Purple] Non Performing Loans Ration - Global
[Orange] Non Performing Loans Ratio - Individuals
[Green] Non Performing Loans Ratio - Businesses

Coverage Ratio* (%)

(*) Provision for Loan and Lease Losses / Total Non Performing Loans

Non Performing Loans by Risk Level
	R$ Million
	Sep 30, 03
	Non Performing Loans		Performing Loans		Total
Risk Level	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses
AA	-	-	5,649	-	5,649	-
A	-	-	13,982	70	13,982	70
B	-	-	9,689	97	9,689	97
C	62	2	2,687	128	2,749	130
D	196	20	1,520	152	1,715	172
E	234	70	835	250	1,069	321
F	213	107	495	248	709	354
G	179	125	276	193	455	319
H	855	855	61	61	916	916
SubTotal	1,740	1,179	35,193	1,199	36,933	2,378
Exceeding Provision						913
Total	1,740	1,179	35,193	1,199	36,933	3,290

R$ Million
Jun 30, 03
Non Performing Loans			Performing Loans		Total
Risk Level	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses	Portfolio	Provision for Loan Losses
AA	-	-	7,181	-	7,181	-
A	-	-	13,116	66	13,116	66
B	-	-	9,565	96	9,565	96
C	111	3	3,287	144	3,398	147
D	310	31	1,910	191	2,220	222
E	252	76	828	249	1,081	324
F	288	144	450	225	738	369
G	133	93	16	11	148	104
H	690	690	217	217	907	907
SubTotal	1,785	1,037	36,569	1,197	38,354	2,234
Exceeding Provision						848
Total	1,785	1,037	36,569	1,197	38,354	3,082

Analysis of the Consolidated Performance

Banking Service Fees

VARIATION
	3rd Q./03	2nd Q./03	3Q.03/2Q.03
Mutual Fund Management Fees	344	307	37
Collection	89	77	12
Current Account Services	234	234	-
Tax Collection	38	39	(2)
Interbank Fees (Bills, Checks and Documents)	53	51	3
Credit Operations	135	133	2
Credit Cards	215	224	(9)
Income from Guarantees Provided	27	27	(1)
Income from Administration of Consortium	17	16	-
Other Services	149	120	28

Total	1,301	1,229	72

Bank Services Fees reached R$1,301 million in the third quarter of 2003, a R$72 million increase in relation to the prior quarter.

The coverage index of Bank Services Fees over Administrative Expenses reached 66.6%. Considering only Personnel Expenses, this index was 153.0%, a decrease from the previous quarter, primarily caused by the R$ 108 million increase arising from the collective labor agreement. If this impact is disregarded, the coverage index over Personnel Expenses stands at 175.2%, compared to 167.7% in the prior quarter.

Income from Collections increased by R$12 million over the prior quarter. Of this total, insurance collections from Banco Fiat customers, included as from this quarter, amounted to R$ 8 million, while R$ 4 million arose from the increased volume of collections, as a result of campaigns carried out during the period.

The improvement in Other Services was affected by the change in the accounting for income from credit card companies, classified as Credit Cards up to July 2003 and as Other Services from then on. The better results were also driven by the larger volume of trades on the Bovespa, increasing the income from brokerage fees, as well as the growth in income from inquiries of the Serasa databases.

Income from investment funds increased by R$ 37 million. The performance of investment funds and credit cards companies is detailed in the Analysis of the Segments.

Banking Service Fees Coverage Index over Administrative Expenses (*)

(*) Calculated by dividing Banking Service Fees by Total Personnel and Administrative Expenses (Personnel + Others)

Quantities (*): Current Accounts, Savings Accounts and Active Clients (**)

                                                                                                            (Million)

 (*) Includes Banco Itaú Buen Ayre

(**)Conceptually, a client (represented by a CPF/CNPJ number) is considered active if there has been one or more transactions in the current account in the last six months or a positive average 3-month balance in cash deposits.

Analysis of the Consolidated Net Income

Administrative Expenses

R$ Million
VARIATION
	3rd Q./03	2nd Q./03	3Q.03/2Q.03
Personnel Expenses	747	637	110
Remuneration	438	402	36
Social Charges	133	121	12
Social Benefits/ Training	119	114	6
Collective Labor Agreement Bonuses	56	-	56
Other Administrative Expenses	1,102	1,064	38
Premises	133	125	9
Materials	34	36	(2)
Data Processing and Telecommunication	250	239	10
Transportation	49	46	3
Third Party Services	164	170	(6)
Security	32	31	1
Marketing	72	65	7
Civil and Tax Suit	46	50	(4)
Legal and Judicial Suit	16	13	3
Credit Cards	21	16	5
Depreciation and Amortization	147	146	2
Financial System Services	81	74	7
Other	56	52	4
SubTotal	1,849	1,701	148
Reorganization (Dismissals and Labor Suits)	104	96	8
Total	1,952	1,797	156

Personnel Expenses

Personnel Expenses totaled R$ 747 million in the third quarter of 2003, increasing by R$ 110 million compared to the previous quarter. A R$ 108 million provision was recorded in September 2003 related to the collective labor agreement. Of this amount, R$ 56 million refer to a R$1,500 bonus per employee, and R$ 52 million relate to a 12.6% increase in salaries, social charges, benefits and the balances of provisions for vacation pay and 13th month salary.

The number of employees at the end of September 2003 was reduced by 0,2%, remainning almost unchanged compared to the end of June 2003.

Number of Employees

 (*) Includes Itaú-BBA since Dec/02 and Banco Fiat since Mar/03.

Other Administrative Expenses

During the third quarter of 2003, Other Administrative Expenses increased by R$ 38 million compared to the prior quarter. Such rise is partly attributable to Premises Expenses, which grew by R$ 9 million, mainly as a result of review in property rental agreements and the increased number of leasehold improvements and reforms at branches.

Data Processing and Telecommunication expenses grew by R$ 10 million, largely due to increased System Development and Maintenance costs.

Marketing expenses grew by R$ 7 million compared to the second quarter of 2003. Major activities in this area included Itaú's Institutional and Convenience advertising campaigns, in addition to Itaúcard, Itaú Previdência and Itaú Consórcio campaigns.

Expenses relating to Civil and Tax Suits amounted to R$ 46 million in the third quarter, down R$ 4 million from the previous quarter, when the increase in minimum wage rates gave rise to a restatement of provision balances.

Analysis of the Consolidated Net Income

Efficiency Ratio (1)

Network Evolution (*)

(*) Includes Banco Itaú Buen Ayre since 2001and Itaú-BBA since Dec/02.

The Banco Itaú Holding efficiency ratio for the third quarter 2003 increased by 1.0 percentage point compared to the previous quarter, reaching 46.8%. The main reason for this rise was the R$ 156 million increase in Administrative Expenses primarily due to the collective labor agreement in September.

Investments in technology are one of the drivers of Banco Itaú Holding's operating performance. From January to September 2003, investments in information technology amounted to R$ 866 million, of which R$ 190 million relate to acquisition of hardware and software, and R$ 676 million relate to operations, maintenance and development of the existing infrastructure.

Transactions and Clients registered in Home & Office Banking

Volume of Self-Service Transactions (*)
									(Quantity in million)
Period	ATM		Automated Programmed Debit	Itaufone	Bankfone	Home & Office Banking		Itaufax	Point of Sale/ Redeshop	Total
	Usual Transaction	Warning				Direct Connection	Internet
1998	559	-	138	119	41	68	8	15	23	971
1999	702	-	177	138	41	87	24	17	38	1,224
2000	718	-	203	138	41	87	66	16	53	1,322
2001	790	-	244	129	42	67	155	15	74	1,516
1st Q./01	194	-	57	35	10	19	28	4	17	364
2nd Q./01	191	-	60	32	10	17	34	4	17	365
3rd Q./01	193	-	62	30	11	16	43	4	18	377
4th Q./01	212	-	65	32	11	15	50	3	22	410
2002	946	192	284	135	40	38	306	11	89	2,043
1st Q./02	224	27	69	33	10	13	59	3	19	457
2nd Q./02	225	46	70	38	10	11	71	3	20	494
3rd Q./02	243	48	72	31	10	9	84	3	23	524
4th Q./02	254	71	73	33	10	6	92	2	27	569
2003	762	335	226	109	31	13	305	7	84	1,872
1st Q./03	260	67	75	37	10	5	95	2	26	576
2nd Q./03	248	117	76	36	10	5	99	2	28	621
3rd Q./03	254	151	75	36	11	3	111	2	30	675

(*) Only Itaú until 1998. Bemge and Banerj after 1999, Banestado after 2001 and Beg in 2002.

(Personnel Expenses + Other Administrative Expenses) noshade
(1) Efficiency Ratio =	(Financial Margin + Credits Recoveries and Renegotiated + Banking Service Fees + Capitalization,
Insurance and Pension Plan Premiums - Variations in Technical Provisions of Capitalization, Insurance and
Pension Plans + Other Insurance Operating Income and Expenses - Insurance Claims - Selling Expenses -
Pension Plan Benefit Expenses - Other Operating Expenses + Other Operating Income)

Analysis of the Consolidated Performance

Tax Expenses

The tax rate of the Contribution for Financing Social Security (Cofins) charged to financial institutions increased from 3% to 4% as from September 2003. However, this change did not cause an impact on Banco Itaú Holding's taxation expenses in the third quarter, which amounted to R$ 245 million, practically unchanged in relation to the previous quarter.

R$ Million
Tax Expenses	3rd Q/03	2nd Q/03	Variation
PIS/COFINS	163	171	(7)
ISS	42	38	4
CPMF	32	28	4
Others	7	10	(3)
Total	245	246	(2)

Equity in the Earnings of Associated and Subsidiary Companies

The results from investments in associated companies and subsidiaries in the third quarter of 2003 added up to R$ 28 million, which made a positive contribution to the results of Banco Itaú Holding. The effect of exchange rate variation between the real and the euro on the investment in Banco BPI S.A. was one of the main reasons for this result. In the previous quarter, the noteworthy appreciation of the real against the euro meant that the contribution from investments abroad was negative.
R$ Million
Equity in income of affiliates	3rd Q/03	2nd Q/03
Share of equity in affiliates – domestic	(0)	3
Equity in income of affiliates	(0)	3
Share of equity in affiliates - foreign	28	(83)
Foreing exchange variation on investments	18	(62)
Equity in income of affiliates	10	(21)
Total	28	(80)

Other Operating Income/(Expenses)

The other operating revenue/ (expenses) of the third quarter of 2003 made a negative contribution towards the results for the period, totaling R$ 218 million in expenses, which corresponds to an increase of 90.1% in relation to the expenses of the second quarter of 2003. The increase in the expenses arose from the setting up of provisions for tax contingencies.

Non-Operating Income

The non-operating result for the third quarter of 2003 returned to the levels of the first quarter of the year, amounting to a negative contribution of R$ 36 million to the results, coupled with provisions for adjusting property for sale to market value.

Income Tax and Social Contribution

In the third quarter of 2003, the net expense for Income Tax and the Social Contribution on the Net Income of Banco Itaú Holding amounted to R$ 377 million, a reduction of 16.0% in relation to the second quarter of 2003. However, the result before tax showed growth of 6% in the same period. This effect is associated to the fact that, in the second quarter, the pre-tax result was burdened with a non-deductible expense relating to exchange rate variation on the investment in subsidiaries and associated companies abroad, while the corresponding income from the exchange rate variation on the hedge transactions for these investments was taxable, due to the nature of the financial instruments used for the hedging. Besides this effect, in the third quarter of 2003, there was a larger deduction from taxable income, associated with the provisioning/payment of interest on capital.

Extraordinary Gains/Losses

The extraordinary result for the third quarter of 2003 was R$ 15 million negative, which is basically associated with the full amortization of the premium paid to minority shareholders of Banestado, Bemge and Beg subsidiary banks in the public offer for their common and preferred stock, in order to cancel their registrations as open capital companies.

Second Quarter 2003 results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the Statement of Income table presented in the Executive Summary.

R$ Million
2nd Q./03	BANKING			CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS
	ITAÚ (*)	ITAÚ-BBA (*)	TOTAL

Income from Loan Operations	302	(216)	86	247	-
Securities	(1,571)	(293)	(1,863)	68	124
Trade Finance and Foreign Exchange Portfolio	49	(51)	(2)	0	0
Funding Expenses	2,740	1,086	3,826	(6)	0

FINANCIAL MARGIN	1,521	526	2,047	309	124

Provision for Loan and Lease Losses	(355)	(55)	(410)	(74)	0
Credits Recoveries and Renegotiated	71	21	92	44	0
Result from Loan Losses	(284)	(34)	(318)	(30)	-

NET INCOME FROM FINANCIAL OPERATIONS	1,237	492	1,729	279	124

OTHER OPERATING INCOME (EXPENSES)	(824)	(69)	(892)	(20)	38
Banking Service Fees	670	45	715	227	11
Transfer for Banking	154	-	154	0	0
Partial Result of Insurance, Capitalization and Pension Plans	20	-	20	0	172
Administrative Expenses	(1,350)	(99)	(1,449)	(177)	(100)
Taxes Expenses	(155)	(27)	(182)	(33)	(23)
Equity in Income (Losses) of Unconsolidated Investments	(80)	(0)	(80)	0	0
Other Operating Income / Expenses	(84)	13	(71)	(36)	(22)

OPERATING INCOME	412	423	836	259	161
Non-Operating Income	(70)	(0)	(70)	(5)	3

INCOME BEFORE TAX	344	423	767	255	164
Income Tax and Social Contribution	(154)	(223)	(377)	(87)	(56)
Extraordinary Results	-	-	-	0	0
Profit Sharing	(67)	(15)	(82)	(2)	(2)
Minority Interests	97	2	99	0	0

NET INCOME	220	187	407	166	106

			R$ Million
2nd Q./03	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	CONSOLIDATED

Income from Loan Operations	-	(0)	332
Securities	0	14	(1,658)
Trade Finance and Foreign Exchange Portfolio	0	(0)	(2)
Funding Expenses	0	(14)	3,806

FINANCIAL MARGIN	-	(1)	2,479

Provision for Loan and Lease Losses	0	0	(484)
Credits Recoveries and Renegotiated	0	0	136
Result from Loan Losses	-	0	(348)

NET INCOME FROM FINANCIAL OPERATIONS	-	(1)	2,131

OTHER OPERATING INCOME (EXPENSES)	68	(11)	(817)
Banking Service Fees	307	(31)	1,229
Transfer for Banking	(154)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	0	0	192
Administrative Expenses	(76)	6	(1,797)
Taxes Expenses	(9)	(0)	(246)
Equity in Income (Losses) of Unconsolidated Investments	0	0	(80)
Other Operating Income / Expenses	0	15	(115)

OPERATING INCOME	68	(11)	1,314
Non-Operating Income	0	(4)	(76)

INCOME BEFORE TAX	68	(15)	1,239
Income Tax and Social Contribution	(23)	94	(449)
Extraordinary Results	0	(17)	(17)
Profit Sharing	(9)	(0)	(96)
Minority Interests	0	0	99

NET INCOME	36	62	776

(*) The above table shows the Pro-Forma Statement of Results of the Itaú Banking and Itaú-BBA Banking segments, considered as if the corporate reorganization currently under way had been concluded. The allocation of the operations was done in a merely informative manner, with the objective of showing roughly how the operation of the Itaú Banking and Itaú-BBA Banking segments would look. Adjustments are still to be carried out.

The breakdown of reallocated income per segment shows each Conglomerate operational area's contribution to income for the second quarter of 2003.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Third Quarter 2003 Results per Segment

The analysis in this schedule will be made based on the reallocation of revenues and expenses pursuant to the criteria described in the Statement of Income table presented in the Executive Summary.

R$ Million
	BANKING
3rd Q./03	ITAÚ (*)	ITAÚ-BBA (*)	TOTAL	CREDIT CARDS	INSURANCE CAPITALIZATION PENSION PLANS	PORTFOLIO UNDER MANAGEMENT AND MUTUAL FUNDS	CORPORATION	CONSOLIDATED
Income from Loan Operations	2,348	297	2,645	248	-	-	(1)	2,891
Securities	1,035	496	1,531	63	207	0	0	1,801
Trade Finance and Foreign Exchange Portfolio	(57)	10	(47)	0	0	0	0	(47)
Funding Expenses	(1,622)	(280)	(1,903)	3	0	0	0	(1,899)

FINANCIAL MARGIN	1,704	523	2,227	314	207	-	(1)	2,747

Provision for Loan and Lease Losses	(374)	(216)	(590)	(69)	0	0	0	(659)
Credits Recoveries and Renegotiated	100	41	141	32	0	0	0	173
Result from Loan Losses	(275)	(175)	(449)	(37)	-	-	-	(486)

NET INCOME FROM FINANCIAL OPERATIONS	1,429	348	1,777	277	207	-	(1)	2,261

OTHER OPERATING INCOME (EXPENSES)	(881)	(74)	(955)	(48)	12	88	(12)	(915)
Banking Service Fees	685	61	746	230	16	344	(34)	1,301
Transfer for Banking	170	-	170	0	0	(170)	0	0
Partial Result of Insurance, Capitalization and Pension Plans	27	-	27	0	144	0	0	171
Administrative Expenses	(1,484)	(93)	(1,577)	(188)	(119)	(75)	6	(1,952)
Taxes Expenses	(153)	(20)	(173)	(37)	(24)	(11)	(0)	(245)
Equity in Income (Losses) of Unconsolidated Investments	28	(0)	28	0	0	0	0	28
Other Operating Income / Expenses	(154)	(22)	(176)	(53)	(4)	0	16	(218)

OPERATING INCOME	547	274	821	229	220	88	(12)	1,346
Non-Operating Income	(32)	0	(32)	(2)	3	0	(4)	(36)

INCOME BEFORE TAX	516	274	790	227	223	88	(17)	1,311
Income Tax and Social Contribution	(112)	(81)	(193)	(77)	(76)	(30)	(1)	(377)
Extraordinary Results	-	-	-	0	0	0	(15)	(15)
Profit Sharing	(53)	(3)	(56)	(2)	(1)	(9)	(0)	(67)
Minority Interests	(44)	0	(44)	0	0	0	0	(44)

NET INCOME	308	190	497	148	147	49	(33)	807

(*)The above table shows the Pro-Forma Statement of Results of the Itaú Banking and Itaú-BBA Banking segments, considered as if the corporate reorganization currently under way had been concluded. The allocation of the operations was done in a merely informative manner, with the objective of showing roughly how the operation of the Itaú Banking and Itaú-BBA Banking segments would look. Adjustments are still to be carried out.

The breakdown of reallocated income per segment shows each Conglomerate operational area's contribution to income for the third quarter of 2003.
The elimination of revenues and expenses resulting from inter-segment operations was made at corporate level.
Equity pick-up of companies not related to the segment was reallocated to the appropriate segment.
Taxes levied on income were calculated at the rate of 34% for each segment, while the tax increase or decrease as a result of temporary differences and other tax effects was allocated to Corporation.
Management results computed in each segment differ from accounting results stated in the notes to the financial statements as a result of the effects above.

Banking

The Balance Sheet and Statement of Income presented below were adjusted to guarantee a better comparability in the analysis. The column of managerial adjusts presents the balances of Corporate operations that are registered together with the operations of Banco Itaú (middle market and individuals segments) and that will be registered in Itaú- BBA. Similarly we did adjusts in the second quarter related to Fináustria operations, once that until the end of June 2003, this operations were registered in Banco Itaú-BBA and then were transferred to Banco Itaú. We highlight that the adjusts are approximations

June 30, 2003
R$ Million
ASSETS	ITAÚ-BBA Publication	Managerial Adjusts	ITAÚ-BBA Pro Forma (Managerial)

Current and Long Term Assets	16,467	11,314	27,781

Cash And Cash Equivalents	24	(22)	2

Short-Term Interbank Deposits	3,033	(129)	2,904
Money Market	2,103	-	2,103
Interbank Deposits	930	(129)	802

Securities	4,313	1,894	6,207
Securities	3,232	(68)	3,164
Interbank Deposits	1,088	1,955	3,043

Interbank and Interbranch Accounts	176	-	176

Loan Operations	7,810	9,683	17,493
Loans	8,214	9,853	18,067
(Allowance for Loan Losses)	(404)	(170)	(574)

Other Assets	1,110	(112)	998
Foreign Exchange Portfolio	242	-	242
Others	869	(112)	757

Permanent Assets	41	55	96
Investments	(0)	15	15
Fixed Assets	30	41	71
Deferred Changes	11	(2)	9

TOTAL ASSETS	16,508	11,369	27,877

R$ Million
LIABILITIES	ITAÚ-BBA Publication	Managerial Adjusts	ITAÚ-BBA Pro Forma (Managerial)

Current and Long Term Liabilities	14,410	(858)	13,551

Deposits	5,907	(1,023)	4,884
Demand Deposits	488	(449)	40
Saving Accounts
Interbank Deposits	1,570	(121)	1,449
Time Deposits	3,848	(453)	3,395

Deposits Received under Securities Repurchase Agreements	507	-	507

Funds from Acceptances and Issue of Securities	1,554	269	1,823

Interbank and Interbranch Accounts	38	-	38

Borrowings	4,049	3	4,052

Derivative Financial Instruments	657	(104)	553

Other Liabilities	1,698	10,678	12,376
Foreign Exchange Portfolio	671	-	671
Subordinated Debts	143	-	143
Others	953	(73)	880
Transference of Segment	(70)	10,751	10,681

Technical Prov. for Insurance, Pension Plans and Cap.	-	-	-

Deferred Income	16	(3)	13

Minority interest in subsidiaries	64	(64)	0

Stockholder's Equity	2,018	1,613	3,631

TOTAL LIABILITIES	16,508	11,369	27,877

September 30, 2003
R$ Million
LIABILITIES	ITAÚ-BBA Publication	Managerial Adjusts	ITAÚ-BBA Pro Forma (Managerial)

Current and Long Term Assets	17,775	10,691	28,466

Cash And Cash Equivalents	82	-	82

Short-Term Interbank Deposits	3,666	1,810	5,475
Money Market	506	-	506
Interbank Deposits	3,160	1,810	4,969

Securities	5,985	-	5,985
Securities	5,065	-	5,065
Interbank Deposits	920	-	920

Interbank and Interbranch Accounts	192	-	192

Loan Operations	6,949	8,881	15,831
Loans	7,401	9,143	16,544
(Allowance for Loan Losses)	(451)	(262)	(713)

Other Assets	901	-	901
Foreign Exchange Portfolio	134	-	134
Others	767	-	767

Permanent Assets	30	59	89
Investments	(0)	16	16
Fixed Assets	20	43	63
Deferred Changes	11	-	11

TOTAL ASSETS	17,805	10,750	28,555

R$ Million
LIABILITIES	ITAÚ-BBA Publication	Managerial Adjusts	ITAÚ-BBA Pro Forma (Managerial)

Current and Long Term Liabilities	15,644	8,940	24,584

Deposits	5,973	-	5,973
Demand Deposits	539	-	539
Saving Accounts	-	-	-
Interbank Deposits	1,626	-	1,626
Time Deposits	3,808	-	3,808

Deposits Received under Securities Repurchase Agreements	559	-	559

Funds from Acceptances and Issue of Securities	1,560	-	1,560

Interbank and Interbranch Accounts	130	-	130

Borrowings	5,350	-	5,350

Derivative Financial Instruments	470	-	470

Other Liabilities	1,601	8,940	10,541
Foreign Exchange Portfolio	234	-	134
Subordinated Debts	150	-	150
Others	1,333	-	1,333
Transference of Segment	(16)	8,940	8,925

Technical Prov. for Insurance, Pension Plans and Cap.	-	-	-

Deferred Income	12	-	12

Minority interest in subsidiaries	0	-	0

Stockholder's Equity	2,149	1,810	3,959

TOTAL LIABILITIES	17,805	10,750	28,555

Banking

Consolidated Statement of Income
	R$ Million
	3rd Q./03
BANKING - ITAÚ-BBA	ITAÚ-BBA Publication	Managerial Adjusts	ITAÚ-BBA Pro Forma (Managerial)
Income from Loan Operations	237	59	297
Securities	378	119	496
Trade Finance and Foreign Exchange Portfolio	10	-	10
Funding Expenses	(309)	30	(279)

FINANCIAL MARGIN	316	208	524

Provision for Loan and Lease Losses	(93)	(123)	(216)
Credits Recoveries and Renegociated	10	31	41
Result from Loan Losses	(83)	(92)	(175)

NET INCOME FROM FINANCIAL OPERATIONS	232	117	349

OTHER OPERATING INCOME (EXPENSES)	(63)	11	(74)
Banking Service Fees	22	39	61
Administrative Expenses	(49)	(44)	(93)
Tax Expenses	(14)	(6)	(20)
Equity in Income (Losses) of Unconsolidated Investments	(0)	-	(0)
Other Operating Income / Other Operating Expenses	(22)	-	(22)

OPERATING INCOME	169	106	275
Non-operating Income	0	-	0

INCOME BEFORE TAX AND SOCIAL CONTRIBUTION	169	106	275
Income Tax and Social Contribution	(53)	(28)	(81)
Profit Sharing	(3)	-	(3)
Minority Interests	0	-	0

NET INCOME	113	77	191

	R$ Million
	2nd Q./03
BANKING - ITAÚ-BBA	ITAÚ-BBA Publication	Managerial Adjusts	ITAÚ-BBA Pro Forma (Managerial)
Income from Loan Operations	(173)	(43)	(216)
Securities	(420)	127	(293)
Trade Finance and Foreign Exchange Portfolio	(51)	-	(51)
Funding Expenses	1,013	73	1,086

FINANCIAL MARGIN	369	157	526

Provision for Loan and Lease Losses	(91)	35	(56)
Credits Recoveries and Renegociated	11	11	22
Result from Loan Losses	(80)	45	(34)

NET INCOME FROM FINANCIAL OPERATIONS	289	203	492

OTHER OPERATING INCOME (EXPENSES)	(82)	13	(69)
Banking Service Fees	18	27	45
Administrative Expenses	(83)	(16)	(99)
Tax Expenses	(24)	(3)	(27)
Equity in Income (Losses) of Unconsolidated Investments	(0)	-	(0)
Other Operating Income / Other Operating Expenses	7	6	13

OPERATING INCOME	207	216	423
Non-operating Income	(6)	6	(0)

INCOME BEFORE TAX AND SOCIAL CONTRIBUTION	201	222	423
Income Tax and Social Contribution	(140)	(83)	(223)
Profit Sharing	(15)	0	(15)
Minority Interests	2	-	2

NET INCOME	48	139	187

Banking

Banking Itaú
R$ Million
BANKING ITAÚ	3rd Q./03	2nd Q./03	Variation

FINANCIAL MARGIN	1,704	1,521	183

Provision for Loan and Lease Losses	(374)	(355)	(20)
Credits Recoveries and Renegotiated	100	71	29
Result from Loan Losses	(275)	(284)	9

NET INCOME FROM FINANCIAL OPERATIONS	1,429	1,237	192

OTHER OPERATING INCOME (EXPENSES)	(881)	(824)	(58)
Banking Service Fees	685	670	15
Transfer for Banking	170	154	16
Partial Result of Insurance, Capitalization and Pension Plans	27	20	7
Administrative Expenses	(1,484)	(1,350)	(134)
Taxes Expenses	(153)	(155)	2
Equity in Income (Losses) of Unconsolidated Investments	28	(80)	108
Other Operating Income / Expenses	(154)	(84)	(70)

OPERATING INCOME	548	413	135
Non-Operating Income	(32)	(70)	38

INCOME BEFORE TAX	516	344	172
Income Tax and Social Contribution	(112)	(154)	43
Profit Sharing	(53)	(67)	14
Minority Interests	(44)	97	(141)

NET INCOME	308	220	88

The above table shows the Pro-Forma Statement of Income of the Itaú Banking Segment, considered as if the corporate reorganization currently under way had been concluded. The allocation of the operations was done in a purely informative manner, with the objective of showing roughly how the operation of the Itaú Banking segment would look. Adjustments are still to be carried out.

The net income from the operations of the Banco Itaú Banking segment added up to R$ 308 million in the third quarter of 2003, increasing 40.0% in relation to the previous quarter.

The financial margin from operations reached R$ 1,704 million, compared to a margin of R$ 1,521 million in the previous quarter. Banco Itaú took a suitable stance in relation to exchange rate risk in the quarter, seeking to bring the dollar gap to zero. The strategy availed itself of derivatives, with positions in Brazil linked to the CDI, which made a noteworthy contribution towards the positive variation of R$ 268 million in the financial margin, when compared to the previous quarter.

With regard to the expense for the allowance for possible loan losses, we had an increase, caused basically by the R$ 65 million expansion of the provision in excess of the minimum required by the Central Bank, which has the purpose of absorbing risks associated with reversals in the economic cycle.

Finally the Administrative Expenses item suffered the impact of the increase of R$ 108 million in expenses associated with the collective salary agreement for bank employees for the period 2003/2004.

Banking

Banking Itaú-BBA
			R$ million
BANKING - ITAÚ-BBA	3rd Q./03	2nd Q./03	Variation
Net Interest Income	524	526	(2)

Expenses with Provision for Loan and Lease Losses	(216)	(56)	(159)
Credits Recoveries and Renegotiated	41	22	19
Result from Loan Losses	(175)	(34)	(140)

NET INCOME FROM FINANCIAL OPERATIONS	349	492	(143)

OTHER OPERATING INCOME (EXPENSES)	(74)	(69)	(6)
Banking Service Fees	61	45	16
Administrative Expenses	(93)	(99)	6
Taxes Expenses	(20)	(27)	7
Equity in Income (Losses) of Unconsolidated Investments	(0)	(0)	0
Other Operating Income / Expenses	(22)	13	(35)

OPERATING INCOME	275	423	(148)
Non-Operating Income	0	(0)	1

INCOME BEFORE TAX	275	423	(148)
Income Tax and Social Contribution	(81)	(223)	141
Profit Sharing	(3)	(15)	12
Minority Interests	0	2	(2)

NET INCOME	191	187	4

The above table shows the Pro-Forma Statement of Income of the Itaú-BBA Banking Segment, considered as if the corporate reorganization currently under way had been concluded. The allocation of the facilities was done in a purely informative manner, with the objective of showing roughly how the operation of the Itaú-BBA Banking segment would look. Adjustments are still to be carried out.

The net income of the Banco Itaú-BBA Banking segment added up to R$ 191 million in the third quarter of 2003, increasing 2.1% in relation to the previous quarter.

The result for the quarter suffered the impact of the expense for setting up a general allowance for possible loan losses, caused by the process of reviewing the risk assessment of a single customer.

Furthermore, there was no recurrence with the same intensity of the unusual tax effect in the second quarter of 2003, associated with the fact that the expenses from exchange rate variation on investments abroad are not deductible for tax purposes, whereas the income from exchange rate variation on transactions to hedge these investments is taxable.

Credit Cards

R$ Million
	3rd Q./03	2nd Q./03	Variation
Net Interest Income	314	309	5

Total Provision for Loan and Lease Losses	(37)	(30)	(7)
Provision for Loan and Lease Losses	(69)	(74)	5
Credits Recoveries and Renegotiated	32	44	(12)

Net Income from Financial Operations	277	279	(2)

Other Operating Income / Expenses	(48)	(20)	(28)
Banking Service Fees	230	227	2
Credit Cards	215	224	(9)
Annual Fees	87	85	2
Other Services - Credit Cards	128	139	(11)
Other Services	15	4	11
Other Operating Income / Expenses	(278)	(247)	(31)

Operating Income	229	259	(30)

Non-Operating Income	(2)	(5)	1

Income Before Tax	227	255	(28)

Income Tax and Social Contribution	(77)	(87)	9
Profit Sharing	(2)	(2)	0

Net Income	148	166	(18)

The net income from credit card operations reached R$ 148 million in the third quarter of 2003, decreasing 11.0% in relation to the prior quarter.

The variation in credit recoveries are mainly due to that in the prior quarter we had a greater positive impact of collection and renegotiation of credits written off.

The number of card increased from 5,616 thousand in June to 5,625 thousand in September of 2003, presenting an increase of 0.2% in the third quarter of 2003.

The transactions volume in the same period totalized R$ 2.6 billion, increasing 1.9% in relation to the prior quarter and representing a market share of 12.2%.

In September of 2003, the Itaucard had an active account ratio of (accounts for which an invoice was issued), of 82.7% in which 80.8% realized transactions in the last month, with average activity in the quarter of R$ 944.90 per account.

The variation shown in other operating income/expenses is due to the increase in personnel expenses related to Collective Labor Agreement (R$ 7 million), higher tax expenses, specially with ISS and COFINS (R$ 3 million), higher result with profit sharing (R$ 5 million) and to a variation in the consolidation adjust of Credicard (R$ 20 million) explained next. We highlight also the reallocation of income with other services from "other services - credit card" to "other services" in the amount of R$ 12 million.

Banco Itaú Holding holds a 33.3% interest in Credicard, a leading company in the credit card management sector with a base of 6.5 million cards.

We highlight that, beginning in July of 2003, there is no special dividends of Credicard. This change of procedure generated an additional expense of R$ 16 million that will not happen again in the future and will be recovered in the future results of this segment as the results of the credit card base will be recognized through profit sharing.

Quantity of Credit Cards by Brand - Sep 30, 03

Quantity of Credit Cards and Market Share

Insurance, Capitalization and Pension Plan

The net income from the segment of insurance, capitalization and pension plans for the third quarter of 2003 increased 38.7%, compared with the results for the previous quarter. The substantial increase in Technical Provisions in the course of the last few quarter, is an important factor in the growth of the results from the segment. In the third quarter, Technical Provisions rose 13% from R$ 5,388 million in the second quarter to R$ 6,086 million. The increase in the profit also benefited from the greater profitability of securities indexed to the IGPM and from the realization of part of the variable income portfolio, leading to an increase in the financial results of the segment. The performance of the financial investments reached R$ 8.4 million (after tax) above the CDI for the quarter.

The good performance in the results of this segment and the expectation that it will continue to evolve, especially in the pension plan segment, led Itaú; to seek to expand this business. Fitting into this context is the recent announcement of the signature of a contract with AGF Brasil Seguros and AGF do Brasil Participaçôes Ltda., for the acquisition of AGF Vida e Previdência, of Banco AGF, and of AGF Seguros’ portfolio of group life insurance customers.

Statements of Income of the Segment
R$ Million
2nd QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED
Revenues from Insurance, Capitalization and Pension Plans	337	239	665	1,241
Revenues from Insurance	337	-	117	454
Revenues from Capitalization	-	239	-	239
Revenues from Pension Plans	-	-	548	548

Changes in Technical Provisions	(11)	(177)	(439)	(627)
Insurance	(11)	-	(40)	(51)
Capitalization	-	(177)	-	(177)
Pension Plans	-	-	(399)	(399)

Pension Plan Benefits Expenses	-	-	(136)	(136)

Earned Premiums	326	-	77	403
Result of Capitalization and Pension Plans	-	62	12	74

Retained Claims	(211)	-	(18)	(229)

Selling Expenses	(62)	(6)	(28)	(95)

Administrative Expenses	(80)	(24)	(20)	(123)
Administrative Expenses	(39)	(20)	(13)	(72)
Tax Expenses	(13)	(4)	(6)	(23)
Personnel Expenses	(28)	(1)	(0)	(29)

Other Operating Income/(Expenses)	11	(7)	5	8

Financial Income	64	29	31	124

Operating Income	48	54	60	161

Non-Operating Income	2	1	0	3

Income Before Income Tax and Social Contribution	50	54	60	164

Income Tax / Social Contribution	(17)	(18)	(20)	(56)

Profit Sharing	(2)	-	-	(2)

Net Income	31	36	39	106

R$ Million
3rd QUARTER OF 2003	INSURANCE	CAPITALIZATION	PENSION PLAN	CONSOLIDATED
Revenues from Insurance, Capitalization and Pension Plans	368	175	710	1,253
Revenues from Insurance	368	-	82	450
Revenues from Capitalization	-	175	-	175
Revenues from Pension Plans	-	-	628	628

Changes in Technical Provisions	(24)	(139)	(474)	(638)
Insurance	(24)	-	(9)	(33)
Capitalization	-	(139)	-	(139)
Pension Plans	-	-	(466)	(466)

Pension Plan Benefits Expenses	-	-	(149)	(149)

Earned Premiums	344	-	74	417
Result of Capitalization and Pension Plans	-	35	13	48

Retained Claims	(218)	-	(27)	(245)

Selling Expenses	(67)	(7)	(17)	(92)

Administrative Expenses	(78)	(43)	(22)	(143)
Administrative Expenses	(35)	(39)	(17)	(90)
Tax Expenses	(15)	(4)	(5)	(24)
Personnel Expenses	(28)	(1)	(0)	(29)

Other Operating Income/(Expenses)	7	6	15	27

Financial Income	95	57	55	207

Operating Income	83	48	89	220

Non-Operating Income	3	1	0	3

Income Before Income Tax and Social Contribution	85	48	90	223

Income Tax / Social Contribution	(29)	(16)	(30)	(76)

Profit Sharing	(1)	-	-	(1)

Net Income	56	32	59	147

Insurance, Capitalization and Pension Plan

Insurance

During the third quarter 2003, Earned Premiums recorded by the insurance companies rose by 3.5% on the previous quarter, driven by the Automobile line, whose market share has increased to 8.2%.

Earned Premiums from Life insurance amounted to R$ 115 million in the third quarter 2003, a 0.9% growth compared to the previous quarter.

Noteworthy during the third quarter was the launch of "Proteção Financeira", a product that offers life and theft insurance to holders of electronic cards.

The charts below state the breakdown of earned premiums by insurance line.

Composition of Earned Premiums

Claim Ratio

In spite of the increased number of claims seen in the Life and Property insurance lines, total claims remained at the same levels as in the previous quarter.

Obs: The insurance charts do not include Itauseg Saúde and Gralha Azul Saúde, and include life insurance line of Itaú Previdência e Seguros S.A.

Insurance, Capitalization and Pension Plan

Combined Ratio(2)

Insurance Claims / Earned Premiums
Selling Expenses / Earned Premiums
Administrative Expenses / Earned Premiums

The combined ratio decreased during the third quarter 2003, due to the reduction in selling expenses.

Number of policies - Mass Products

                                                                                                                            In Thousand

Automobile      Life      Property

As a result of the campaign for the Itauresidência premiável product, the number of home insurance policies grew by 17.5% during the period.

The launch of two products -- Mini PPI and Mini Itauvida - sold at ATMs, together with the PPI premiável and Itauvida premiável campaigns, increased the Life and Personal Accident portfolio to 914 thousand policies at the end of September.

Sales of Automobile insurance policies have also grown as this product increases its market share.

Pension Plan

VGBL - During the third quarter 2003, revenues from VGBL (a retirement product) premiums amounted to R$ 446 million, a 16% increase on the previous quarter. VGBL technical reserves rose by 40% to reach R$ 1.6 billion.

Pension Plan - Revenues from pension plan premiums grew by 12%, totaling R$ 182 million, compared to R$ 163 million in the second quarter of 2003.

Pursuing its strategy to develop products in accordance with the segmentation of customers and their needs, Itaú Previdência e Seguros S.A. launched the Programa Previdenciário.

Programa Previdenciário is a complete pension plan solution tailored to the corporate customer's size. Fund accumulation products offered under the Program include Flexprev PGBL Empresarial and Flexprev VGBL Empresarial. To provide enhanced coverage to their partners, associates and family members, clients can choose to contract Itauvida Grupo Capital Global, where the amount of the global capital insured is shared equally among the insured persons.

Capitalization

A key development during the third quarter 2003 was the launch of Mini PIC, a capitalization bond where customers contribute R$ 20.00 on a monthly basis and that is sold at branches (upon opening of current and savings accounts) and ATMs and by telemarketing.

Also during the period the PIC Primavera 2003 campaign was launched, leading to sales of over 176 thousand monthly contribution bonds.

Income from Capitalization Bonds amounted to R$ 175 million, below prior quarter level (R$ 239 million), which were impacted by the Super PIC São João 2003 campaign.

At the end of September 2003, Itaucap's portfolio comprised more than 3.5 million active bonds.

Over the past 12 months, Itaú Capitalização distributed over R$ 31 million in cash prizes to 738 winning customers.
(Retained Claims + Selling Expenses + Administrative Expenses + Other Operating Income / Expenses)
(2) Combined Ratio =
Earned Premiums

Investment Funds and Managed Portfolio

Income from management of investment funds totaled R$ 344 million in the third quarter of 2003, increasing by R$ 37 million compared to the prior quarter, essentially due to a 6.9% growth in the volume of funds under management. These amounted to R$ 71,801 million in September 2003 compared to R$ 67,142 million in June 2003.

Assets Under Management

                                                                                                                                                      (In R$ billion)

Market Share of Investment Funds

At the end of the period, Banco Itaú Holding ranked second among private Brazilian banks in managed funds, with a 14.0% market share in September 2003.

The Institutional Investor segment recorded R$ 25,578 million in managed funds at the end of the third quarter of 2003, maintaining its leadership position in the ANBID ranking as the largest private manager of supplementary pension plan funds.

Funds managed in Brazil by Private Bank segment amounted to R$ 9,691 million at the end of the third quarter 2003.

During the period, Itaú Private Bank consolidated a new segmentation and service model for selected customers, designed to provide financial solutions based on the concepts adopted by the world's leading wealth management firms.

Investment Funds  By Business Area

Itaú Corretora traded R$ 4,852 million on the Bovespa in the third quarter of 2003, getting the fifth position in the Bovespa ranking, while contracts dealt on the BM&F amounted to over 2,326 thousand.

Trading on behalf of customers using Itaú Corretora's Home Broker, at www.itautrade.com.br, reached R$ 365 million in the third quarter 2003. Itaú Corretora has maintained its third position in the Brazilian Home Broker market, with a 13.0% share. At the end of the period, Itautrade had over 21 thousand customers and made 1.1 thousand daily transactions on average.

In the international market, trading activities carried out by Itaú Securities Inc. (NY) and the brokerage team at Itaú Europa London branch during the third quarter included over US$ 250 million in the international fixed-income market on behalf of approximately 30 U.S. customers, and more than US$ 85 million in Brazilian ADRs on behalf of around 30 foreign institutional customers.

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At June 30, 2003

R$ Million
ASSETS	BANKING (*)	ITAÚ-BBA (*)	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Assets	66,991	27,781	4,163	7,052	(2,469)	103,519

Cash and Cash Equivalents	1,443	2	24	28	(33)	1,463

Short-term Interbank Deposits	12,608	2,904	903	-	(1,564)	14,852
Money Market	6,872	2,103	254	-	-	9,229
Interbank Deposits	5,736	802	650	-	(1,564)	5,623

Securities	13,019	6,207	192	6,088	-	25,506
Securities	14,253	3,164	176	6,088	-	23,681
Interbank Deposits	(1,235)	3,043	16	-	-	1,825

Interbank and Interbranch Accounts	9,741	176	-	-	0	9,917

Loan Operations	15,562	17,493	2,469	-	(253)	35,271
Loans	17,614	18,067	2,926	-	(253)	38,354
(Allowance for Loan Losses)	(2,052)	(574)	(457)	-	-	(3,082)

Other Assets	14,619	998	575	936	(619)	16,509
Foreign Exchange Portfolio	4,816	242	-	-	(75)	4,983
Others	9,803	757	575	936	(544)	11,526

Permanent Assets	2,876	96	91	221	(3)	3,280
Investments	829	15	-	-	-	844
Fixed Assets	1,780	71	90	219	(3)	2,156
Deferred Expenses	267	9	2	2	(0)	280

TOTAL ASSETS	69,867	27,877	4,254	7,273	(2,472)	106,799

R$ Million

LIABILITIES	BANKING (*)	ITAÚ-BBA (*)	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Liabilities	69,922	13,551	1,351	(192)	4,974	89,606

Deposits	31,506	4,884	-	-	(1,564)	34,826
Demand Deposits	7,012	40	-	-	-	7,051
Savings Accounts	16,828	-	-	-	-	16,828
Interbank Deposits	842	1,449	-	-	(1,564)	728
Time Deposits	6,824	3,395	-	-	-	10,219

Deposits Received under Securities Repurchase Agreements	11,240	507	-	-	-	11,747

Funds from Acceptances and Issue of Securities	3,354	1,823	-	-	(92)	5,085

Interbank and Interbranch Accounts	2,775	38	-	-	0	2,813

Borrowings	8,359	4,052	170	-	(11)	12,570

Derivative Financial Instruments	550	553	1	-	(130)	973

Other Liabilities	1,457	12,376	1,181	(192)	6,770	21,592
Foreign Exchange Portfolio	5,153	671	-	-	(468)	5,356
Subordinated Debt	4,583	143	-	-	(83)	4,643
Others	7,433	880	2,999	646	(364)	11,593
Segment Transfers	(15,711)	10,681	(1,818)	(838)	7,686	-

Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	0	-	-	5,388	-	5,388

Deferred Income	97	13	-	0	(25)	85

Minority Interest in Subsidiaries	929	0	0	11	8	948

Stockholder's Equity	9,601	3,631	2,903	2,066	(7,429)	10,772

TOTAL LIABILITIES	69,867	27,877	4,254	7,273	(2,472)	106,799

(*) The above table shows the Pro-Form Balance Sheet of the Itaú Banking and Itaú-BBA Banking segments, considered as if the corporate reorganization currently under way had been concluded. The allocation of the operations was done in a merely informative manner, with the objective of showing roughly how the operation of the Itau Banking and Itaú-BBA Banking segments would look. Adjustments are still to be carried out.

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Business Segment

At September 30, 2003

R$ Million
ASSETS	BANKING (*)	ITAÚ-BBA (*)	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Assets	76,723	28,466	4,537	7,974	(1,954)	115,744

Cash and Cash Equivalents	1,548	82	15	13	(15)	1,644

Short-term Interbank Deposits	15,391	5,475	1,114	-	-	21,981
Money Market	9,797	506	63	-	-	11,610
Interbank Deposits	5,594	4,969	1,052	-	(1,244)	10,371

Securities	16,647	5,985	266	6,965	-	29,864
Securities	16,075	5,065	251	6,965	-	28,357
Interbank Deposits	572	920	15	-	-	1,506

Interbank and Interbranch Accounts	8,699	192	-	-	0	8,891

Loan Operations	15,542	15,831	2,390	-	(121)	33,642
Loans	17,666	16,544	2,844	-	(121)	36,933
(Allowance for Loan Losses)	(2,123)	(713)	(454)	-	-	(3,290)

Other Assets	18,895	901	751	995	(1,819)	19,723
Foreign Exchange Portfolio	7,883	134	-	-	(220)	7,796
Others	11,013	767	751	995	(1,599)	11,926

Permanent Assets	2,836	89	96	220	(3)	3,238
Investments	862	16	-	-	-	878
Fixed Assets	1,720	63	95	217	(3)	2,092
Deferred Expenses	254	11	1	2	0	268

TOTAL ASSETS	79,559	28,555	4,633	8,193	(1,957)	118,982

R$ Million
LIABILITIES	BANKING (*)	ITAÚ-BBA (*)	CREDIT CARDS	INSURANCE	ELIMINATIONS	CONSOLIDATED

Current and Long-Term Liabilities	68,359	24,584	2,531	(160)	5,065	100,375

Deposits	29,685	5,973	-	-	(1,244)	34,414
Demand Deposits	6,561	539	-	-	-	7,100
Savings Accounts	16,867	-	-	-	-	16,867
Interbank Deposits	688	1,626	-	-	(1,244)	1,070
Time Deposits	5,569	3,808	-	-	-	9,377

Deposits Received under Securities Repurchase Agreements	17,735	559	-	-	-	18,294

Funds from Acceptances and Issue of Securities	3,936	1,560	-	-	(147)	5,349

Interbank and Interbranch Accounts	1,857	130	-	-	0	1,987

Borrowings	7,886	5,350	230	-	(11)	13,455

Derivative Financial Instruments	387	470	1	-	(190)	669

Other Liabilities	6,854	10,541	2,300	(160)	6,657	26,208
Foreign Exchange Portfolio	8,105	213	-	-	(220)	8,098
Subordinated Debt	4,713	150	-	-	(92)	4,770
Others	8,870	1,254	4,185	705	(1,673)	13,340
Segment Transfers	(14,833)	8,925	(1,885)	(865)	8,642	-

Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	0	-	-	6,086	-	6,086

Deferred Income	89	12	-	0	(28)	74

Minority Interest in Subsidiaries	1,023	0	0	0	(39)	984

Stockholder's Equity	10,092	3,959	2,102	2,267	(6,956)	11,464

TOTAL LIABILITIES	79,559	28,555	4,633	8,193	(1,957)	118,982

(*) The above table shows the Pro-Form Balance Sheet of the Itaú Banking and Itaú-BBA Banking segments, considered as if the corporate reorganization currently under way had been concluded. The allocation of the operations was done in a merely informative manner, with the objective of showing roughly how the operation of the Itau Banking and Itaú-BBA Banking segments would look. Adjustments are still to be carried out.

Analysis of the Consolidated Balance Sheet

Assets and Liabilities by Maturity Date

Assets by Maturity Date at September 30, 2003

R$ Million
Maturity	Days				Years
	0-30	31-90	91-180	181-365	1 - 3 years	> 3 years	Total
Cash and Cash Equivalents	1,644						1,644

Short-Term Interbank Deposits	20,135	1,248	300	166	106	26	21,980
Money Market	11,555	30	25	1	-	-	11,610
Interbank Deposits	3,943	857	268	165	85	26	5,343
Investments in Foreign Currency	4,637	361	7	1	22	-	5,028

Securities	6,133	1,507	3,428	3,294	4,248	11,252	29,864
Public Securities	4,332	613	2,829	1,931	3,230	8,313	21,247
Securities Trading	4,255	559	1,750	910	62	797	8,333
Securities Available for Sale	63	22	1,056	1,007	2,262	6,970	11,381
Securities Held to Maturity	14	32	23	14	905	545	1,533
Private Securities	2,043	602	337	1,031	882	2,759	7,655
Securities Trading	636	474	228	295	75	919	2,628
Securities Available for Sale	1,378	115	63	581	785	1,545	4,468
Securities Held to Maturity	29	12	46	155	22	295	559
Additional Provision	(545)	-	-	-	-	-	(545)
Securities Trading	-	-	-	-	-	-	0
Securities Available for Sale	(545)	-	-	-	-	-	(545)
Derivative Financial Instruments	303	292	262	332	136	181	1,506

Loans, Leases Income and Other Credits	9,101	5,529	5,213	6,344	7,345	3,400	36,933
Credit Assignment Operations	9,101	5,529	5,213	6,344	7,345	3,400	36,933

Total	37,012	8,285	8,941	9,804	11,700	14,678	90,420
% Total	40.9%	9.2%	9.9%	10.8%	12.9%	16.2%	100.0%

Liabilities by Maturity Date at September 30, 2003

R$ Million
Maturity	Days				Years
	0-30	31-90	91-180	181-365	1 - 3 years	> 3 years	Total
Deposits	27,894	1,806	1,612	1,263	1,816	24	34,414
Demand Deposits	7,100	-	-	-	-	-	7,100
Savings Accounts	16,867	-	-	-	-	-	16,867
Interbank Deposits	742	69	139	80	40	-	1,070
Time Deposits	3,185	1,737	1,473	1,183	1,775	24	9,377
Deposits Received under Securities Repurchase Agreements	11,093	664	2,559	895	1,857	1,227	18,294
Own Portfolio	1,461	664	2,534	894	1,857	1,227	8,637
Third Party Portfolio	9,631	-	-	-	-	-	9,631
Open Portfolio	-	-	25	1	-	-	25
Funds from Acceptances and Issue of Securities	1,133	631	460	414	1,703	1,008	5,349
Exchange Acceptances	0	-	-	-	-	-	0
Mortgage Notes	-	-	-	-	73	-	73
Debentures	-	14	-	-	46	609	669
Foreign Borrowings in Securities	1,133	617	460	414	1,583	399	4,606

Borrowing	1,341	1,421	1,681	3,952	2,677	2,383	13,455
Domestic - Public Institutions	113	124	8	29	137	6	416
Domestic - Other Institutions	1,141	816	1,539	3,462	1,523	361	8,841
Foreign Currency Trade Finance Borrowings	88	482	135	461	1,017	2,016	4,198

Subordinated Debt	-	-	-	-	-	4,770	4,770

Total	41,460	4,522	6,312	6,523	8,053	9,412	76,282
% Total	54.4%	5.9%	8.3%	8.6%	10.6%	12.3%	100.0%

Analysis of the Consolidated Balance Sheet

Securities

We show below a breakdown by type of the portfolio of securities and derivative financial instruments. The balance of the additional provision for securities, together with the unrealized results from securities available for sale, added up to R$ 1,224 million in the third quarter of 2003, compared to R$ 1,076 million in the previous quarter

Securities and Derivative Financial Instruments
R$ Million
September / 2003	Cost	Market Value		Adjustment to market value
				Constituted in Result	Constituted in Equity
Securities Trading	12,414	12,468	41.0%	53
Public Securities - Brazil	5,537	5,560	18.3%	23
Public Securities - Other Countries	0	0	0.0%	-
Private Securities	2,602	2,628	8.6%	26
Retirement funds - client risk	2,773	2,773	9.1%	-
Derivative Financial Instruments - Asset	1,502	1,506	5.0%	4
	-	-		-
Securities Available for Sale	15,169	15,849	52.1%		679
Public Securities - Brazil	10,028	10,559	34.7%		531
Public Securities - Other Countries	764	822	2.7%		58
Private Securities	4,377	4,468	14.7%		91
	-	-		-	-
Securities Held to Maturity	2,092	2,092	6.9%
Public Securities - Brazil	1,475	1,475	4.9%
Public Securities - Other Countries	58	58	0.2%
Private Securities	559	559	1.8%
	-	-		-	-
Total	29,676	30,409	100.0%	53	679

Derivative Financial Instruments (Liabilities)	743	669		74
Total	30,418	31,077		127	679

Adjustment to securities available for sale - Stockholder's equity (a)	679
Additional Allowance (b)	(545)
Total Unearned income (a - b)	1,224

R$ Million
June / 2003	Cost	Market Value		Adjustment to market value
				Constituted in Result	Constituted in Equity

Securities Trading	11,031	11,136	42.7%	105
Public Securities - Brazil	4,510	4,506	17.3%	(4)
Public Securities - Other Countries	3	3	0.0%	(0)
Private Securities	2,324	2,342	9.0%	18
Retirement funds - client risk	2,459	2,459	9.4%	-
Derivative Financial Instruments - Asset	1,734	1,825	7.0%	91
	-	-		-
Securities Available for Sale	13,484	14,015	53.8%		531
Public Securities - Brazil	8,641	9,088	34.9%		446
Public Securities - Other Countries	752	816	3.1%		64
Private Securities	4,090	4,111	15.8%		20
	-	-			-
Securities Held to Maturity	900	900	3.5%
Public Securities - Brazil	545	545	2.1%
Public Securities - Other Countries	57	57	0.2%
Private Securities	299	299	1.1%
	-	-		-	-
Total	25,415	26,051	100.0%	105	531

Derivative Financial Instruments (Liabilities)	850	973		(123)
Total	26,265	27,025		(18)	531

Adjustment to securities available for sale - Stockholder's equity (a)					531
Additional Allowance (b)					(545)
Total Unearned income (a - b)					1,076

Adjustment to securities available for sale - Stockholder's equity (a)	531
Additional Allowance (b)	(545)
Total Unearned income (a - b)	1,076

Analysis of the Consolidated Balance Sheet

Credit Operations

The credit portfolio of Banco Itaú Holding showed a decrease of 4.2% in relation to the June 2003 balance, declining to R$ 42,699 million. In this period, the micro, small and medium enterprises segment was the only one to show a positive trend, with an increase of 6.8%, in relation to the balance in the previous quarter. The factors responsible for this increase were the commercial campaigns carried out by the area that serves medium sized companies exclusively, and a greater demand for credit shown by companies connected with agribusiness.

Generally speaking, the credit portfolio maintained its short term profile, with about 64.7% of the operations falling due within 360 days. This portion of the operations is characterized by its high quality, with 90.4% of the risk rated between levels AA and C.

Credit Operations

R$ Million(*)

[Blue] Credit Operations and Guarantees (2)                    [Orange] Credit Operations (1)
				Variation
	Sep 30, 03	Jun 30, 03	Sep 30, 02	Sep.03 - Jun.03		Sep.03 - Sep.02
Loans	31,165	32,223	27,506	(1,058)	-3.3%	3,659	13.3%
Leasing	1,008	907	1,075	101	11.2%	(67)	-6.3%
Other receivables	2,841	2,937	3,505	(96)	-3.3%	(664)	-18.9%
ACC/AEC	1,919	2,287	1,713	(368)	-16.1%	206	12.0%
Subtotal	36,933	38,354	33,799	(1,421)	-3.7%	3,134	9.3%
Guarantees	5,766	6,232	5,888	(465)	-7.5%	(121)	-2.1%
Total	42,699	44,586	39,687	(1,886)	-4.2%	3,012	7.6%

(*) In constant currency of December 31, 1995 up to this date; nominal values thereafter.
(**) At September 30, 2003.
(1) Credit Operations: Loans, Leases, Others Receivables and Advances on Exchange Contracts (AEC).
(2) Guarantees: Endorsements, Sureties and Others guarantees.

Analysis of the Consolidated Balance Sheet

Credit Portfolio Development Consolidated by Client Type(*)
								R$ Million
								Variation
	Sep 30, 03			Jun 30, 03		Sep 30, 02		Sep.03 - Jun.03		Sep.03 - Sep.02
		Balance	%	Balance	%	Balance	%	Balance	%	Balance	%

Corporate		24,036	56.3%	25,830	57.9%	23,921	60.3%	(1,794)	-6.9%	115	0.5%
Small and Medium-Sized Companies		4,353	10.2%	4,077	9.1%	3,573	9.0%	276	6.8%	780	21.8%
Individuals		9,454	22.1%	9,672	21.7%	6,875	17.3%	(217)	-2.2%	2,580	37.5%
Credit Card		2,721	6.4%	2,809	6.3%	2,844	7.2%	(88)	-3.1%	(123)	-4.3%
Subtotal		40,564	95.0%	42,387	95.1%	37,213	93.8%	(1,823)	-4.3%	3,351	9.0%
Real State Financing	Ind.	2,047	4.8%	2,096	4.7%	2,315	5.8%	(50)	-2.4%	(269)	-11.6%
	Bus.	89	0.2%	102	0.2%	158	0.4%	(14)	-13.4%	(70)	-44.0%
Subtotal		2,135	5.0%	2,199	4.9%	2,474	6.2%	(63)	-2.9%	(339)	-13.7%
Total		42,699	100.0%	44,586	100.0%	39,687	100.0%	(1,886)	-4.2%	3,012	7.6%

(*) Endorsements and sureties included

Credit Portfolio Development Consolidated by Client Type(*)
                                                                                                                                                                                                R$ Million

(*) Endorsements and sureties included

Credit Portfolio by Currency

Credit operations in foreign currency declined by R$ 909 million in relation to the June 2003 balance, in spite of the small appreciation of the dollar in the period. At the close of the period, the contracts indexed to or denominated in foreign currency corresponded to 29.3% of the total of the portfolio, falling back 0.9 percentage points from the level in June.

Credit Portfolio by Currency(*)
							R$ Million
	Sep 30, 03		Jun 30, 03		Sep 30, 02		Variation (%)
	Balance	%	Balance	%	Balance	%	Sep03/Jun03	Sep03/Sep02
Indexed in Foreign Currency	6,461	15.1%	6,740	15.1%	6,015	15.2%	-4.1%	7.4%
In Foreign Currency	6,043	14.2%	6,671	15.0%	8,219	20.7%	-9.4%	-26.5%
Subtotal	12,503	29.3%	13,412	30.1%	14,234	35.9%	-6.8%	-12.2%
In Local Currency	30,196	70.7%	31,174	69.9%	25,453	64.1%	-3.1%	18.6%
Total	42,699	100.0%	44,586	100.0%	39,687	100.0%	-4.2%	7.6%

(*) Endorsements and sureties included

Analysis of the Consolidated Balance Sheet

Credit Portfolio by Business Sector

In the light of the economic circumstances in the third quarter, Banco Itaú Holding sought to diversify the supply of credit, while maintaining a conservative posture, based on customer selectivity. The fragmentation of the credit risk can be seen from the participation of the various sectors of economic activity in the total portfolio. At the end of September, the business sector with the largest share of participation in the portfolio accounted for 7.3% of the total loans and financing. Furthermore, a significant reduction was seen in the participation of the main business sectors in the total of the credit portfolio, notably the chemicals and petrochemicals sector, the share of which reduced from 5.8% to 5.3%; the electricity generating and distributing sector, which reduced from 5.2% to 4.4%; and the food and drink sector, which reduced from 4.5% to 4.0% of the total portfolio. In September 2003, the participation of the 100 largest debtors in relation to the total portfolio was the lowest of the last three years, corresponding to 40.5% of the total credit portfolio, compared to 41.6% in June. The participation of the largest debtor decreased from 2.0% to 1.9% in the quarter, evidencing once again the process of fragmenting the risk adopted by the Bank.

Comparation of the Portfolio by Business Sector(*)
									R$ Million
	Sep 30, 03						Jun 30, 03		Sep 30, 02
	Loans	AEC/ACE	Leases	Endorsements	Consolidated	%	Consolidated	%	Consolidated	%
Public Sector
Chemicals and Petrochemicals	394	0	0	0	394	0.9	435	1.0	688	1.7
Others	617	0	0	82	699	1.6	449	1.0	853	2.1
Total of Public Sector	1,011	0	0	82	1,093	2.6	884	2.0	1,541	3.9

Private Sector
Industry
Food and Beverage	1,187	365	4	137	1,694	4.0	2,006	4.5	2,022	5.1
Siderurgy, Metallurgy and Mechanics	1,161	271	6	516	1,954	4.6	1,905	4.3	2,245	5.7
Chemicals and Petrochemicals	1,683	161	17	411	2,272	5.3	2,584	5.8	2,358	5.9
Electronic	547	49	4	164	763	1.8	875	2.0	698	1.8
Pulping and Paper	733	40	9	18	799	1.9	1,291	2.9	1,225	3.1
Light and Heavy Vehicles	480	64	1	399	944	2.2	1,180	2.6	1,083	2.7
Textile and Clothing	343	73	3	40	459	1.1	448	1.0	393	1.0
Mechanics	156	40	4	128	328	0.8	358	0.8	414	1.0
Tobacco	441	50	0	11	502	1.2	480	1.1	455	1.1
Fertilizer, Insecticide and Defensive	564	6	0	30	600	1.4	485	1.1	526	1.3
Autoparts and Accessories	204	101	58	72	436	1.0	481	1.1	301	0.8
Construction Material	380	24	1	22	427	1.0	452	1.0	589	1.5
Pharmaceutical	91	2	2	70	165	0.4	153	0.3	140	0.4
Wood and Furnitures	222	54	2	17	295	0.7	283	0.6	164	0.4
Tractors and Agricultural Machinery	96	43	0	8	148	0.3	182	0.4	78	0.2
Others	405	58	8	130	601	1.4	548	1.2	457	1.2
Subtotal	8,693	1,401	120	2,174	12,389	29.0	13,712	30.8	13,149	33.1
Commerce
Retail	1,484	186	31	125	1,825	4.3	1,826	4.1	1,507	3.8
Wholesale	314	11	4	147	476	1.1	436	1.0	373	0.9
Others	248	21	1	23	292	0.7	195	0.4	244	0.6
Subtotal	2,045	218	36	294	2,594	6.1	2,457	5.5	2,125	5.4
Services
Telecommunications	2,312	0	25	801	3,138	7.3	3,249	7.3	3,295	8.3
Power Generation and Distribution	1,573	0	10	306	1,888	4.4	2,306	5.2	1,846	4.7
Finance	584	0	18	1,276	1,877	4.4	1,899	4.3	1,646	4.1
Services Provider	694	2	60	127	883	2.1	811	1.8	649	1.6
Construction and Real State Companies	367	0	7	135	509	1.2	796	1.8	411	1.0
Real State Financing (Company)	89	0	0	0	89	0.2	102	0.2	158	0.4
Public Service Providers	283	0	1	146	431	1.3	423	1.3	432	1.1
Transports	282	0	20	15	316	0.7	337	0.8	282	0.7
Communication	150	0	0	6	156	0.4	162	0.4	7	0.0
Others	698	3	32	81	813	1.9	758	1.7	528	1.3
Subtotal	7,032	5	173	2,890	10,100	23.7	10,842	24.3	9,253	23.3
Primary Sector
Mining	292	7	3	239	541	1.3	547	1.2	534	1.3
Agriculture	1,190	285	2	63	1,539	3.6	1,409	3.2	913	2.3
Others	23	2	0	0	26	0.1	24	0.1	3	0.0
Subtotal	1,505	295	5	302	2,107	4.9	1,980	4.4	1,450	3.7
Others Businesses	178	1	12	6	196	0.5	135	0.3	136	0.3
Others Individuals
Credit Cards	2,721	0	0	0	2,721	6.4	2,809	6.3	2,844	7.2
Real State Financing	2,047	0	0	0	2,047	4.8	2,096	4.7	2,315	5.8
CDC/Vehicles/ Current Account	8,775	0	661	18	9,454	22.1	9,672	21.7	6,875	17.3
Subtotal	13,542	0	661	18	14,221	33.3	14,576	32.7	12,034	30.3

Total of Private Sector	32,995	1,919	1,008	5,685	41,607	97.4	43,702	98.0	38,147	96.1
GENERAL TOTAL	34,006	1,919	1,008	5,766	42,699	100.0	44,586	100.0	39,688	100.0

(*) Endorsements and sureties included

Analysis of the Consolidated Balance Sheet

Stockholder's Equity

On September 30, 2003, the institution's net worth added up to R$ 11,464 million, which represents an increase of 6.4% in relation to the balance in June. The profit achieved in the period made a significant contribution to this increase, as well as the effects of marking to market the portfolio of securities available for sale.

On July 2, 2003, the Central Bank of Brazil published its Circular 3194, reducing from 1 to 0.50 the F factor in the formula for calculating Required Net Worth applicable to transactions subject to exchange rate variation and used in calculating the Basel ratio. This alteration contributed towards the growth of the ratio, which reached the 21.5% mark in the quarter, compared to 18.5% in the previous quarter, with the calculation based on the consolidated economic-financial figures.

The fixed assets ratio, calculated on the basis of the consolidated economic-financial figures, came to 31.4%, while the ratio calculated on the consolidated operational figures amounted to 49.5%. Own working capital added up to R$ 9,210 million, that is an increase, of 9.1% over the June balance.

We present below a summary of the solvency ratio, based on the economic and financial consolidated balance sheet.
R$ Million
		Sep 30, 03

( A )	On-Balance Sheet Assets	68,225
( B )	Off-Balance Sheet Exposures	6,003
( C ) = ( A ) + ( B )	Total Risk Weighted Assets	74,228
( D )	Adjusted Reference Capital	15,977
( E ) = ( D ) / ( C )	Risk Based Ratio	21.5%

		Sep 30, 03
( A ) ASSETS		Assets	Risk-Weighted
0%
	Cash	996	-
	Credits and Securities Issued or Guaranteed by Brazilian Central Government	29,013	-
	Central Bank Deposits	7,631	-
	Credit with Banking Subsidiaries and Others	6,683	-
20%
	Deposits in Foreign Currency	292	58
	Checks in Clearing	1,181	236
	Deposits with Other Banks and Others	5,847	1,169
	Others	2,015	403
50%
	Deposits and funds applied in Interbank Deposits	7,747	3,874
	Credits and Other Claims Guaranteed by Other Banks	3,644	1,822
	Foreign Trading and Exchange Portfolio	1,810	905
	Real State Financings	2,112	1,056
	Real State Securities	111	55
	Others	193	97
100%
	Credits and Other Claims on the Private Sector	30,709	30,709
	Premises and Equipment	2,335	2,335
	Investments	878	878
	Private Sector Securities	9,765	9,765
	Credits and Securities Issued by Brazilian States and Municipals	98	98
	Others	2,923	2,923

300%	Tax Credits	3,947	11,841

TOTAL		119,930	68,225

( B ) OFF-BALANCE SHEET EXPOSURES		Exposure	Risk-Weighted

50%
	Standby letters of credit	26	13
	Responsibility for guarantees and coobligation (for other banks)	961	481
100%
	Import trading	112	112
	Responsibility for guarantees (for customers)	4,884	4,884
	Positive market value - SWAP	513	513

TOTAL		6,497	6,003

( C ) TOTAL RISK WEIGHTED ASSETS			74,228

( D ) ADJUSTED REFERENTIAL EQUITY		15,977

Analysis of the Consolidated Balance Sheet

Balance Sheet by Currency (*)

The Balance Sheet by currency shows the balances linked to domestic currency and foreing currencies. As of September 30, 2003 the net position (including investments overseas) and not considering minority stockholders' was negative in US$ 55 million.

R$ Million
	Set 30, 03					Jun 30, 03
ASSETS	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY

Cash and Cash Equivalents	1,644	1,081	950	130	567	134

Short-term Interbank Deposits	21,981	13,906	12,615	1,291	9,432	49
Money Market	11,610	11,521	11,497	25	89	0
Interbank Deposits	10,371	2,385	1,118	1,267	9,343	49

Securities	29,864	22,121	19,355	2,767	10,484	3,300

Interbank and Interbranch Accounts	8,891	8,870	8,870	0	21	7

Loan and Leasing Operations	30,220	25,006	21,158	3,848	7,015	3,730

Other Assets	23,145	20,674	15,586	5,088	3,336	4,278
Foreign Exchange Portfolio	9,715	8,135	3,131	5,003	1,606	4,184
Others	13,430	12,540	12,455	85	1,730	95

Permanent Assets	3,238	8,881	2,464	6,417	778	7,083
Investments in	878	6,674	257	6,417	625	7,083
Fixed Assets	2,092	2,015	2,015	0	76	0
Deferred Expenses	268	191	191	0	77	0

TOTAL ASSETS	118,982	100,539	80,999	19,541	31,631	18,581

DERIVATIVES - CALL POSITIONS
Futures				3,872		3,592
Options				406		415
Swaps				7,371		10,154

TOTAL ASSETS AFTER ADJUSTMENTS (a)				31,334		32,742

R$ Million
	30-Set-03					30-Jun-03
LIABILITIES	CONSOLIDATED	BUSINESS IN BRAZIL			BUSINESS ABROAD	BUSINESS IN BRAZIL
		TOTAL	LOCAL CURRENCY	FOREIGN CURRENCY		FOREIGN CURRENCY
Deposits	34,414	27,602	27,583	18	7,427	26
Demand Deposits	7,100	5,979	5,960	18	1,125	26
Savings Accounts	16,867	16,714	16,714	0	152	0
Interbank Deposits	1,070	581	581	0	816	0
Time Deposits	9,377	4,328	4,328	0	5,335	0

Deposits Received under Securities Repo Agreements	18,294	17,118	17,118	0	1,176	0

Funds from Acceptances and Issue of Securities	5,349	4,029	742	3,286	3,565	3,480

Interbank and Interbranch Accounts	1,987	1,987	1,594	393	0	442

Borrowings	9,257	4,708	228	4,480	6,035	6,995

On-lending Borrowings	4,198	4,198	3,453	745	0	754

Derivative Financial Instruments	669	385	361	25	284	0

Other Liabilities	26,208	22,069	16,563	5,505	6,565	4,260
Foreign Exchange Portfolio	8,098	6,516	3,238	3,279	1,607	1,973
Others	18,110	15,552	13,326	2,226	4,959	2,287

Technical Provisions of Insurance, Pension Plans and Capitalization - unrestricted	6,086	6,086	6,086	0	0	0

Deferred Income	74	49	49	0	25	0

Minority Interest in Subsidiaries	984	847	847	0	137	0

Stockholder's Equity	11,464	11,464	11,464	0	6,417	0
Capital and Reserves	9,166	9,166	9,166	0	5,311	0
Net Income	2,298	2,298	2,298	0	1,106	0

TOTAL LIABILITIES	118,982	100,539	86,087	14,453	31,631	15,957

DERIVATIVES - PUT POSITIONS
Futures (Include Funds under Management)				7,537		4,540
Options				1,188		1,182
Swaps (Include Funds under Management)				7,189		10,388

TOTAL LIABILITIES AFTER ADJUSTMENTS (b)	30,839	32,067

ITAUBANK INVESTMENTS IN ITAÚ-BBA (c) (**)	0	(900)

FOREIGN EXCHANGE POSITION (d = a - b + c)	495	(225)

FOREIGN EXCHANGE POSITION OF MINORITY STOCKHOLDERS'	(657)	(625)

NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (d + e) R$	(162)	(850)

NET FOREIGN EXCHANGE POSITION AFTER MINORITY STOCKHOLDERS' (d + e) US$	(55)	(296)

(*) It does not exclude transactions between local and foreign business.
(**) Itaubank (seated at Cayman Island) has transfered to Banco Itaú in Brazil its Banco Itaú-BBA stockholders' participation.

Activities Abroad and Foreign Exchange

Activities Abroad

The investments consolidated abroad totaled US$ 2,195 million at September 30, 2003, including non-financial activities. These investments comprise a comprehensive network of bank service posts and external units with solid capitalization, which places Banco Itaú Holding among the largest private domestic financial institutions with a large foreign presence. This presence includes the Cayman Island and New York branches, Banco Itaú Buen Ayre, the subsidiary Itaubank, the representation offices in Frankfurt and Miami and, also, Banco Itaú Europa and Banco Itaú Europa Luxemburgo (the latter two are controlled by the holding company Itaúsa). This foreign presence was recently reinforced by the association with Banco BBA and its units in Nassau and Montevideu and its office in Buenos Aires.

We also point out our increasing involvement in the commercial relations and investments between Europe and Brazil and the structuring of financings to support Brazilian companies through Banco Itaú Europa, which at September 30, 2003, recorded consolidated assets of R$ 8,870 million (see Note 24b).
US$ Million
Banking Activities	Set 30, 03		Jun 30, 03		Set 30, 02		Jun 30, 02
		Stockholder's		Stockholder's		Stockholder's		Stockholder's
	Assets	Equity	Assets	Equity	Assets	Equity	Assets	Equity
		1,894.0		2,278.6		1,577.3		1,677.4
Grand Cayman and New York Branches	3,621.1	652.6	3,778.6	632.5	4,149.3	853.5	4,410.2	936.5
Itaú Buen Ayre S.A.	481.6	101.6	414.0	108.6	257.5	91.7	280.7	115.8
Itaú Bank Ltd.	915.5	398.3	1,363.0	824.5	723.7	344.7	654.4	348.0
Banco Itaú Europa Luxemburgo S.A. (*)	-	-	-	-	196.9	28.1	143.3	27.7
Banco Itaú Europa S.A.	3,034.1	287.3	3,046.1	278.8	1,926.4	217.2	1,899.6	207.4
IFE - Bemge - Uruguay S.A.	6.1	6.1	6.6	6.1	112.7	40.3	339.6	39.3
Banco Del Paraná S.A.	4.0	1.0	5.9	1.1	13.3	1.8	18.2	2.7
Banco BBA and Subsidiaries	2,849.1	447.3	2,545.8	427.0	-	-	-	-

(*) In the first quarter of 2003 Banco Itaú Europa Luxembourg S.A. was consolidated with Banco Itaú Europa S.A.

Geographical Distribution of Trade Lines

During the third quarter of 2003, foreign investment inflows continued to increase, reflecting the improved perception of Brazil risk. In this more favorable environment, Banco Itaú Holding reached an average index of Renewal/Funding of trade lines at about 113%, with an average spread of 0.5% p.a. for 180-day lines and 1.25% p.a. for 360-day lines compared to Libor, maintaining a wide distribution of funding sources for Trade Lines.

Trade Lines Composition
Country	Itaú + Itaú-BBA
United States	35.8%
Germany	13.5%
Latin America	8.6%
Switzerland	1.4%
United Kingdom	5.6%
Japan / Australia	5.6%
Holand	7.0%
Canada	4.3%
Spain	3.8%
France	5.3%
Portugal	1.7%
Italy	1.8%
Austria	1.1%
Mid East	0.5%
Nordic Countries	3.9%

Trade Lines Distribution (Itaú + Itaú-BBA)

Foreign Fundings Raised in 2003

Among foreign fundings raised in 2003 we highlight the following:
Instrument	Coordinator	Amount US$ Million	Issue Date	Maturity Date	Coupon %
Fixed Rate Notes Cayman Branch (1)	Itau Grand Cayman and BNP Paribas	65	02/20/2003	08/19/2003	6.000%
Fixed Rate Notes Cayman Branch	Standart Bank	150	05/28/2003	11/29/2004	5.000%
Fixed Rate Notes Cayman Branch	Nomura	50	07/23/2003	03/20/2004	1.170%
Medium Term Notes	Itaubank and Itaú Europa	100	05/08/2003	05/07/2004	5.250%
Medium Term Notes	Itaubank, Itaú Europa and Standart Bank London	100	07/28/2003	07/28/2005	4.750%
Floating Rate Notes	Nomura	150	07/23/2003	09/20/2008	Libor (2) + 0.630%
Euro Certificate of Deposit	Itaubank and JP Morgan Chase	278
Structures Notes		28
Physical Cds		364
Time Deposit		32
Total		1,317

(1) Amount in US$ equivalent to E$ 60 Million
(2) Libor six months

Activities Abroad and Foreign Exchange

Banco Itaú Buen Ayre

During the first nine months of 2003, key developments in Argentina include the 13.65% appreciation of the Argentine peso against the U.S. dollar and, more recently, in the third quarter, the three-year agreement with the IMF. This agreement helped maintain inflation at manageable levels, while the appreciation of the Argentine currency impacted year-to-date results, giving rise to exchange losses in the amount of US$ 17 million on the net position of U.S. dollar-linked assets and liabilities, partly offset by the partial reversal of the US$ 11 million provision previously recorded on the amount of the bonds received to offset losses on credit transactions, considering their market value. When the above exchange effects are disregarded, Banco Itaú Buen Ayre posted slightly positive results.

During the third quarter of 2003, the trends of increases in deposits and loan portfolio continued, with no corresponding increase in the allowance for possible loan losses.
Balance Sheet	US$ Million

Exchange Rate Parity Peso/US$	2.9159			2.7857	3.7476	3.9079
	Set 30, 03			Jun 30, 03	Set 30, 02	Jun 30, 02
ASSETS	Pesos	US$	Total	Total	Total	Total

Current and Long Term Assets	257	179	435	363	226	249
Cash and cash equivalents	72	50	123	71	27	21
Interbank Funds Applied	-	1	1	11	11	13
Securities	23	80	103	106	84	89
Interbank and Interbranch Accounts	3	1	4	4	2	3
Loan and Leasing Operations	182	45	227	194	109	126
Allowance for loan losses	(38)	(5)	(43)	(46)	(30)	(20)
Prepaid Expenses	0	-	0	1	1	-
Other Assets	14	6	20	22	21	16
Permanent Assets	46	-	46	51	32	32

Total Assets	303	179	482	414	257	281

	Set 30, 03			Jun 30, 03	Set 30, 02	Jun 30, 02
LIABILITIES	Pesos	US$	Total	Total	Total	Total

Current and Long Term Liabilities	312	68	380	305	166	165
Deposits	291	52	342	271	126	129
Borrowing	-	14	14	11	11	13
Other Liabilities	21	3	24	24	30	22
Stockholder's Equity	102	-	102	109	92	116
Capital and Reserves	108	-	108	113	40	42
Recurring Result of the Period	(6)	-	(6)	(4)	1	1
Extraordinary Result of the Period	-	-	-	-	51	74

Total Liabilities	413	68	482	414	257	281

Loan and Leasing Operations
	Set 30, 03			Jun 30, 03	Set 30, 02	Jun 30, 02
BREAKDOWN	Pesos	US$	Total	Total	Total	Total
Individuals	27	0	28	30	26	27
Companies	155	45	199	163	83	99
Total	182	45	227	194	109	126

Allowance for Loan Losses
	Set 30, 03			Jun 30, 03	Set 30, 02	Jun 30, 02
BREAKDOWN	Pesos	US$	Total	Total	Total	Total
Individuals	(3)	(0)	(3)	(4)	(21)	(19)
Companies	(36)	(5)	(40)	(42)	(9)	(1)
Total	(38)	(5)	(43)	(46)	(30)	(20)

Credit Portfolio Composition by Risk Level
	Set 30, 03									Total Portfolio
	AA	A	B	C	D	E	F	G	H
Portfolio - Individuals	-	-	24	0	0	0	1	0	3	28
Portfolio - Companies	64	49	23	12	31	0	20	0	0	199
Portfolio - Total	64	49	47	12	31	0	21	0	3	227
Allowance	-	(0)	(0)	(0)	(3)	(0)	(10)	(0)	(3)	(17)
Excess Allowance	-	-	(24)	(0)	(1)	(0)	(0)	(0)	-	(26)
Allowance - Total	-	(0)	(24)	(1)	(4)	(0)	(11)	(0)	(3)	(43)

	Jun 30, 03									Total Portfolio
	AA	A	B	C	D	E	F	G	H
Portfolio - Individuals	-	-	24	0	0	0	0	0	4	30
Portfolio - Companies	51	22	28	12	25	0	22	0	0	161
Portfolio - Total	51	22	52	12	26	0	22	0	4	190
Allowance	-	(0)	(1)	(0)	(3)	(0)	(11)	(0)	(4)	(19)
Excess Allowance	-	-	(24)	(0)	(0)	(1)	(0)	(0)	-	(26)
Allowance - Total	-	(0)	(25)	(1)	(3)	(1)	(11)	(0)	(4)	(45)

Relevant Data
	Set 30, 03	Jun 30, 03	Set 30, 02	Jun 30, 02
Recurring net income per quarter (In US$ Million)	(2)	(1)	-	-
Extraordinary net income per quarter (In US$ Million)	-	-	(22)	14
Net Distribution
Branches	78	78	78	78
CSBs	30	24	24	24
Automated Teller Machines	260	224	299	300
Employees	1,009	1,019	1,042	1,075

Ownership Structure

Ownership Structure

The current process of corporate reorganization at Banco Itaú Holding aims at providing the organization with a transparent operational structure with greater autonomy between the segments and the ability to maximize the allocation and use of capital. In this context, Public Offers were successfully carried out in the third quarter of 2003 for the acquisition of the totality of the stock in circulation of the banks Bemge, Beg and Banestado. Following this, at extraordinary shareholders meetings of these institutions, approval was given for the redemption of the remaining stock, and, as a consequence, Banco Itaú Holding obtained full control.

Accordingly, the new corporate structure will expand the capacity for creating value for the stockholders, thus meeting one of the organization's main strategic objectives. The organization chart below reflects the alterations that occurred in the quarter, within the conglomerate's corporate reorganization process.
	Sep 30, 03	Jun 30, 03	Sep 30, 02
Stockholder's	55,076	55,764	59,522
Outstanding Preferred Shares (in thousand)	53,332,367	53,104,087	49,247,712
Outstanding Common Shares (in thousand)	61,226,780	61,286,939	61,967,355
Outstanding Shares (in thousand)	114,559,147	114,391,026	111,215,067
Preferred Shares in Treasury (in thousand)	1,565,420	1,793,700	2,205,120
Common Shares in Treasury (in thousand)	125,055	64,896	30,961
Shares in Treasury (in thousand)	1,690,475	1,858,596	2,236,081

	Common	Preferred	Total
Itaúsa - Investimentos S.A. (in thousand)	53,246,417	2,803	53,249,220
Free Float (in thousand)	7,980,363	53,329,564	61,309,927

		Família E.S.A	|	Free Float
		59.93% Common Shares 32.23% TOTAL	| |	40.07% Common Shares 83.95% Preferred Shares
|
			Itaúsa	|	Free Float
			86.97% Common Shares 46.48% TOTAL	|	13.03% Common Shares 99.99% PN
|
Banco Itaú Holding
				|	100.00% Common Shares 100.00% TOTAL
Banco Itaú
|

|	|	|	|	|	|	|	|
Banco Banerj	Banco Bemge	Banco Banestado	Banco Beg	Banco Itaú Europa	Itaú Bank	Banco Itaú Buen Ayre	Banco Itaú BBA
100.00% Common Shares 100.00% TOTAL	100.00% Common Shares 100.00% TOTAL	100.00% Common Shares 100.00% TOTAL	100.00% Common Shares 100.00% TOTAL	19.53% Common Shares 19.53% TOTAL	100.00% Common Shares 100.00% TOTAL	100.00% Common Shares 100.00% TOTAL	50.00% Common Shares 95.75% TOTAL
|

		|	|	|	|	|	|
		Itaú Corretora de Valores	Cia. Itauleasing	BFB Leasing	Itaú Banco de Investimento	Itaucard	Credicard
		99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	99.99% Common Shares 99.99% TOTAL	33.33% Common Shares 33.33% TOTAL

			|		|
			Banco Fiat		Fináustria
			100.00% Common Shares 100.00% TOTAL		100.00% Common Shares 100.00% TOTAL

		|		|		|
		Itaú Capitalização		Itaú Seguros		Itaú Previdência e Seguros
		99.99% Common Shares 99.99% TOTAL		100.00% Common Shares 100.00% TOTAL		99.99% Common Shares 99.99% TOTAL

Obs: The percentage above refers to the total of direct and indirect participation.

Risk Management

Market Risk

Domestic Market

Itaú's Structural GAP VaR table shows an analysis of the risk positions arising from commercial transactions and those connected with their risk management (Structural GAP) in Brazil, calculated using proprietary models. Due mainly to the effects of interactions between the components of risk (correlation), the Structural GAP VaR remained very close to the one observed in the previous period, corresponding to a small percentage of the institution's Net Worth.

Structural Gap VaR%(*)
		R$ Million
	Sep 30, 03	Jun 30, 03
Fixed Rate Risk Factor	4.4	4.9
Benchmark Rate (TR) Risk Factor	22.6	17.1
Foreign Exchange Risk Factor	20.1	25.6
Diversification Impact	(24.8)	(24.3)
Global VaR	22.4	23.2

The Own Portfolio Desk operates with the purpose of seeking the best alternatives amongst the various business opportunities in the domestic and foreign markets, besides managing the risks on the structured operations offered to customers. It is characterized by being more susceptible to market conditions, which obliges it to have a dynamic management that gives priority to the liquidity of the portfolio.
Own Portfolio Trading Desk VaR(*)
		R$ Million
	Sep 30, 03	Jun 30, 03
Fixed Rate Risk Factor	2.3	1.0
Foreign Exchange Risk Factor	2.0	1.5
Equities Risk Factor	2.0	1.9
Benchmark Rate (TR) Risk Factor	0.1	0.1
Diversification Impact	(2.3)	(1.6)
Global VaR	4.0	3.0
Maximum Global VaR	5.1	6.1
Minimum Global VaR	1.8	1.5

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

The overall risk of the own portfolios showed a slight increase in the period, reflecting to a great degree the impact of the fixed rate risk factor. The increase in the positions assumed, the sharp fall in interest rates, and the consequent rise associated with the marking to market of the positions, as well as the change in volatility for longer terms, resulted in the increase in the fixed interest risk factor in the period. Exposure to variable income and TR factors remained stable in the quarter. Finally, the conservative management of the assumed positions kept the dollar risk factor reasonably stable, in spite of the reduction in the exchange coupon rate and the alterations in volatility.

International Market

In the third quarter of 2003, the signs of a recovery in the world economy became clearer. The expectation that growth in the American economy would speed up was responsible for the change in the perception of the economic agents. The Japanese economy has been showing a constant rate of growth since mid-2002, while the European economy has still not managed to make a recovery scenario viable.

The resumption of economic growth in the United States, coupled with the low level of American and European interest rates, has made the institutional investors channel their funds towards assets of emerging countries, with prominence for Brazilian assets. Accordingly, Brazil sovereign risk maintained its downward trend, closing the quarter at 695 base points.

The overall Overseas risk, made up of the branches of Grand Cayman and New York and Itaú Bank, declined in the third quarter, because of the conservative policy adopted by Itaú.
Overseas VaR(*)
		US$ Million
	Sep 30, 03	Jun 30, 03
Sovereign Risk Factor	4.2	9.2
Libor Risk Factor	0.8	0.4
Diversification Impact	(0.2)	(0.5)
Global VaR	4.7	9.1
Maximum Global VaR	8.3	10.2
Minimum Global VaR	4.6	5.6

In Banco Itaú Europa, a small increase was seen in the exposure to the sovereign risk factor, although without causing any alterations in the overall exposure, making Itaú Europa's overall VaR remain stable at low levels. Furthermore, the small swing in the VaR (Maximum Overall VaR less Minimum Overall VaR) evidences the Bank's concern for keeping a portfolio under strict control criteria in the third quarter.

Banco Itaú Europa VaR(*)
		US$ Million
	Sep 30, 03	Jun 30, 03
Euribor Risk Factor	0.0	0.0
Libor Risk Factor	0.1	0.0
Sovereign Risk Factor	0.3	0.1
Diversification Impact	(0.2)	(0.0)
Global VaR	0.2	0.2
Maximum Global VaR	0.2	0.3
Minimum Global VaR	0.1	0.2

Risk Management

With regard to Argentina, a period of relative stability in the markets was seen, coupled with a reduction in the levels of interest rates and fewer interventions in the foreign exchange market. The favorable results achieved in the negotiations with the IMF contributed towards a reduction in volatility in the medium/long term and consequently in the overall VaR. Banco Itaú Buen Ayre continued with its conservative policy and kept the VaR at minimum levels.

Banco Itaú Buen Ayre VaR(*)
		US$ Million
	Sep 30, 03	Jun 30, 03
Libor Risk Factor	0.1	0.1
Peso Risk Factor	0.2	0.4
Diversification Impact	(0.1)	(0.1)
Global VaR	0.2	0.4
Maximum Global VaR	0.4	0.6
Minimum Global VaR	0.2	0.4

Itaú-BBA

Over the third quarter of 2003, Itaú BBA kept up an active participation in the local financial markets, as well as significant activity in important international markets.

Coupled with its mission of managing the market risk arising from the structured operations offered to corporate customers, Itaú BBA's Treasury sought to avail itself of the various opportunities in the market for its business strategy. Prominent amongst these opportunities are: (1) the local fixed interest market, which confirmed a trajectory of a gradual fall of the referential interest rates and, at lower levels, the convergence of the expectations for future inflation; and (2) the variable income market, which, also favored by the actions of monetary policy, enjoyed a period of significant appreciation.

Furthermore, gradual movements, such as those seen in the structure in terms of interest rates, explain the fall in the volatility of some risk factors. Coupled with the alterations in the profile of the overall portfolio, this is something that helps to explain the significant lessening of risk in Itaú BBA.

It is worth pointing out that the maximum overall VaR in the period represents an insignificant percentage in relation to the institution's net worth, amounting to around 1%.
Itaú BBA VaR (*)
		R$ Million
	Sep 30, 03	Jun 30, 03
Fixed Rate Risk Factor	2.2	6.7
Exchange Indexation Risk Factor	1.5	1.1
Exchange Variation Risk Factor	5.5	15.3
Equities Risk Factor	3.9	1.8
Sovereign Risk Factor	3.1	3.8
Diversification Impact	(5.3)	(6.7)
Global VaR	10.9	21.9
Maximum Global VaR	28.7	37.2
Minimum Global VaR	9.2	10.6

Itaú Holding

The consolidated Structural GAP VaR of Banco Itaú, added to the risk positions of Banco Itaú BBA, evidences the significant diversification of the risks of the two business units, making it possible for the conglomerate to keep a total exposure to market risk that is very small, when compared with the institution's capital.
Itaú Holding VaR(*)
		R$ Million
	Sep 30, 03	Jun 30, 03
Fixed Rate Risk Factor	4.4	6.1
Benchmark Rate (TR) Risk Factor	22.6	17.1
Exchange Indexation Risk Factor	20.1	30.4
Diversification Impact	(30.0)	(27.0)
Global VaR	17.0	26.6

(*) VaR refers to the maximum potencial loss of 1 day, with a 99% confidence level.

PricewaterhouseCoopers Av. Francisco Matarazzo, 1700 Torre Torino Caixa Postal 61005 05001-400 São Paulo, SP - Brasil Telefone (0xx11) 3674-2000

Report of Independent Accountants on Supplementary Information

To the Board of Directors and Stockholders

Banco Itaú Holding Financeira S.A.
1.	In connection with our limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) as of September 30, 2003, on which we issued a report without exceptions dated October 31, 2003, we performed a review of the supplementary information included in Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

2.

Our work was performed in accordance with specific rules set forth by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accountancy Council, for the purpose of reviewing the accounting information contained in the supplementary information of Management's Report on the Consolidated Operations of Banco Itaú Holding Financeira S.A. and its subsidiaries, and mainly comprised: (a) inquiry of, and discussion with, management responsible for the accounting, financial and operational areas of the Bank with regard to the main criteria adopted for the preparation of the accounting information presented in the supplementary information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Bank and its subsidiaries' financial position and operations. The supplementary information included in Management's Report on the Consolidated Operations is presented to permit additional analysis. Notwithstanding, this information should not be considered an integral part of the Quarterly Information.

3.	On the basis of our review, we are not aware of any material modifications that should be made to this supplementary information, in order for it to be adequately presented, in all material respects, in relation to the Quarterly Information taken as a whole.

4.	We have previously reviewed the supplementary information included in Management's Reports on the Consolidated Operations as of September 30 and December 31, 2002 of Banco Itaú S.A. and its subsidiaries (consolidated) and issued our reports without exceptions dated November 1, 2002 and March 7, 2003, respectively. This supplementary information for 2002 is presented for comparative purposes with that related to September 30, 2003 of Banco Itaú Holding Financeira S.A., which became the sole shareholder of Banco Itaú S.A. and its subsidiaries, as described in Note 1.

Sáo Paulo, October 31, 2003.

PricewaterhouseCoopers Auditores Independentes CRC 2SP000160/O-5	Ricardo Baldin Contador CRC 1SP110374/O-0	Emerson Laerte da Silva Contador CRC 1SP171089/O-3
Consolidated Financial Statements

BANCO ITAÚ HOLDING FINANCEIRA S.A.

INFORMATION ON THE RESULTS FOR THE THIRD QUARTER OF 2003

We are please to report to you the results of operations for and the significant events in the third quarter of 2003 of Banco Itaú Holding Financeira S.A. (Itaú Holding).
These achievements reflect the valuable support and the encouragement of our customers and shareholders, and the dedication of our employees and suppliers.

The Management Report and the complete Financial Statements will be published in the newspaper Gazeta Mercantil and the Official Journal of the State of São Paulo, on November 6, 2003, and are already available on the website www.itau.com.br.

1.
Consolidated net income for the third quarter was R$ 807 million and annualized profitability reached 31.3% (R$ 2,298 million and 27.6% in January-September). Itaú Holding paid or provided for taxes and contributions referring to the period January-September 2003 in the amount of R$ 2,810 million.

2.
Consolidated shareholders’ equity reached R$ 11,464 million, a 6.4% increase in the quarter (33.9% as compared to the same period in prior year) and capital basis reached R$ 17,889 million. Market capitalization of do Itaú Holding reached R$ 25,691 million, the highest amongst Brazilian banks.

3.
The efficiency ratio in the quarter reached 46.8% (44.1% in January-September), a quite significant improvement compared to the 49.6% in the third quarter of 2002, reflecting the organization-wide effort well structured and driven by people’s commitment to control costs and increase revenue.

4.
Consolidated assets totaled R$ 118,982 million, a 20.3% increase in the last 12 months. The loan portfolio grew 7.6% as compared to the same period in 2002, reaching R$ 42,699 million. Loan operations focused on small businesses and middle market increased 30.4% in the last 12 months. The loan portfolio managed by Itaú-BBA reached R$ 9.645 million.

5.	Total funds increased 28.3% over the same period in 2002, totaling R$ 172,321 million. Note the 39.5% increase in investment funds.

6.
Total technical reserves of insurance, pension plans, and capitalization reached R$ 6,086 million, a 61.7% increase as compared to the same period in 2002. Premiums earned and results of pension plans and capitalization increased 17.1% as compared to September 2002.

7.	Banco Itaú Europa posted R$ 8.870 million in assets, R$ 804 million in shareholders’ equity, and a net income of R$ 67 million for the year to date.

8.
The Conglomerate employed 42,196 people at the end of the quarter. Staff fixed compensation plus charges and benefits in January-September totaled R$ 1,875 million, or R$ 44,000 per employee on average. Social benefits granted to employees and their dependants amounted to R$ 338 million. Itaú Holding invested R$ 31 million in training programs.

9.
The Itaú Social Foundation projects, developed aiming the strategic social investment, have brought an important contribution, especially in the field of public elementary education. It is worth mentioning, in the quarter, the activities of the Programa de Educação e Participação (Education and Participation Program) and the continuity of the projects Melhoria da Educação no Município (Improvement of Education in the City), Gestores de Aprendizagem (Learning Managers) and Escrevendo o Futuro (Writing the Future). The Voluntary School Award was granted in partnership with Rádio Bandeirantes, and activities related to a broad Volunteer Program to be extended to all the employees of the conglomerate have begun. Total investments from January to September reach over R$ 11 million.

10.
Democratization of access to culture has always been the guideline of the Itaú Cultural Institute’s work. In addition to various activities conducted at the Institute’s headquarters in São Paulo and with other institutions in the country, it is worth mentioning, in the quarter, the programs carried out in association with TV Cultura, Rede Minas, TVE RS and Rádio CBN, aimed at increasing the population’s access to culture. A partnership was signed abroad with Canal 22 from Mexico, ensuring the exhibition of the series from Itaú Cultural to all the Mexican territory and part of the United States.

11.
Banco Itaú Holding was elected by Euromoney magazine the best emerging markets’ company, and Institutional Investor Sponsored Report magazine as the best financial institution in Brazil in corporate governance practices. Latin Finance magazine recognized Banco Itaú Holding as the best Latin American bank. In terms of social work, we highlight the Valor Social award granted by Valor Econômico newspaper for its Itaú Social Program, highlighting the Writing the Future Program, in the category “Relationships with the Community”. Banco Itaú and Itaú Seguros have once again ranked first among the most admired companies in their industries, according to a survey published by Carta Capital magazine.

São Paulo, November 3, 2003
Olavo Egydio Setubal
Chairman of the Board of Directors

BANCO ITAÚ HOLDING FINANCEIRA S.A.

MANAGEMENT REPORT – JANUARY-SEPTEMBER 2003

To our Stockholders:

We are pleased to present the Management Report and financial statements of Banco Itaú Holding Financeira S.A. and its subsidiaries for the third quarter of 2003, which have been prepared in accordance with the regulations of the Brazilian Central Bank (BACEN) and the Brazilian Securities Commission (CVM).

THE ECONOMY

Monetary and tax austerity in the period January-September allowed a secured and gradual decrease of 7.5 percentage points of Brazil’s base rate (SELIC) from 26.5 percent per year in June to 19.0 percent per year in October.

Quarterly accumulated inflation, measured by the Broad Consumer Price Index (IPCA), decreased to 1.3% in the third quarter of 2003 from 6.6% in the fourth quarter of 2002, from, totaling 8.1% in January-September.

Economic activity was still weak. However, the decrease in interest rates, steeper after August, started having its first effects on domestic market, which allows us to expect further improvement starting in the last quarter of the year.
Foreign trade posted an accumulated trade surplus of US$ 17.9 billion in January-September, and should reach over US$ 22.0 billion in the year. Investors’ trust is back after a steep drop in sovereign risk to 606 base points at the end of October 2003 from 2,400 base points in September 2002. The average renewal rate for foreign loans increased to 85% in the third quarter of 2003 from 39% in the fourth quarter of 2002. Net international reserves of IMF funds total approximately US$ 20.0 billion.
Tax surplus reached R$ 57.1 billion in the period, exceeding the lower limit established in the agreement with the IMF (R$ 54.2 billion). Public debt reached 57.7% of GDP. The public debt portion pegged to foreign exchange decreased to 26.5% in September 2003 from 37.0% of total debt in December 2002.
The social security reform was approved by the Lower House of Congress, after discussions in the Federal Senate. It is expected that the social security and the tax reforms be approved by the end of the year and that they foster the upturn of self-sustained activity, as did the recently approved Bankruptcy Law.

MAIN FINANCIAL INDICATORS
Net income for the third quarter was R$ 807 million (R$ 2,298 million in January-September), an increase of 26.3% as compared to the same period in 2002. Its annualized profitability reached 31.3% in the quarter. The efficiency ratio, which shows the relation between corporate expenses and revenue, reached 46.8%, a quite significant improvement compared to the 49.6% in the third quarter of 2002, reflecting the organization-wide effort to control costs and increase revenue.

Banco Itaú Holding has the highest market value at stock exchanges amongst Brazilian banks, R$ 25,691 million.

	3Q 2003	3Q 2002	Change (%)	Jan-Sep/03	Jan-Sep/02	Change (%)
Results – R$ million
Net income from financial operations	2,261	2,117	6.8	6,979	5,039	38.5
Operating income	1,346	1,197	12.4	4,579	2,811	62.9
Consolidated net recurring income	822	640	28.5	2,861	1,711	67.2
Consolidated net income	807	639	26.3	2,298	1,687	36.2
Net income per thousand shares – R$
Consolidated net income	7.03	5.76	22.1	20.06	15.17	32.2
Book value	100.07	76.97	30.0	100.07	76.97	30.0
Interest on own capital	1.75	0.74	136.5	5.94	2.36	151.7
Price of Registered Preferred Share (PN) (1)	224.26	132.45	69.3	224.26	132.45	69.3
Price of Common Share (ON) (1)	213.32	129.50	64.7	213.32	129.50	64.7
Total interest on own capital – R$ million	202	83	144.7	681	263	159.2
Market capitalization (2) – R$ million	25,691	14,731	74.4	25,691	14,731	74.4
Balance Sheet – R$ million
Total Assets	118,982	98,875	20.3	118,982	98,875	20.3
Total Loans	42,699	39,687	7.6	42,699	39,687	7.6
Own free, third-party and managed funds	172,321	134,326	28.3	172,321	134,326	28.3
Subordinated Debt	4,770	2,148	122.0	4,770	2,148	122.0
Consolidated Stockholders’ Equity	11,464	8,560	33.9	11,464	8,560	33.9
Capital Basis (3)	17,889	12,532	42.8	17,889	12,532	42.8
Financial ratios (%)
Annualized recurring return on equity	31.9	33.4		34.6	27.5
Annualized return on equity	31.3	33.4		27.6	27.1
Return on assets	2.7	2.6		2.6	2.3
Solvency ratio (Basel) (3)	21.5	16.9		21.5	16.9
Efficiency ratio	46.8	49.6		44.1	53.1
Fixed asset ratio (3)	31.4	31.8		31.4	31.8
(1) Based on the average quotation in the month of September.
(2) Calculated based on the average quotation for preferred shares in September.
(3) Based on capital calculated in accordance with Central Bank Resolution 2837, and the economic-financial consolidation.
SIGNATURE OF THE AGREEMENT FOR THE ACQUISITION OF BANCO AGF, AGF VIDA E PREVIDÊNCIA AND THE LIFE PORTFOLIO OF AGF SEGUROS GROUP
The various acquisitions made by Itaú in recent years confirm the bank’s resolve to expand and effectively be part of the process of strengthening and consolidation of the financial, capitalization, insurance and pension plans’ system. Accordingly, Banco Itaú Holding entered into an agreement with AGF Brasil Seguros and AGF do Brasil Participações Ltda for the acquisition of Banco AGF, the company AGF Vida e Previdência, and the AGF Seguros group’s Life Portfolio, totaling R$ 243 million. The completion of the transaction depends on the approval of the relevant supervisory authorities.
By acquiring the life insurance, private pension fund, and fund management operations Banco Itaú Holding will expand its presence in activities and market segments that are strategically important for its growth and increase its profitability.
Customers, employees and brokers will also benefit from this move. For insurance brokers, the transaction offers new opportunities since Itaú will strengthen its presence in this market through the brokers’ channel. Employees will have increased possibilities for new business. All the service conditions currently offered to customers will be maintained or improved, in a continuous search for customer satisfaction.
(In R$ million)	ITAÚ	AGF	TOTAL
Assets	118,982	775	119,757
Technical Provisions – Life Insurance and Pension Fund	4,332	559	4,891
Managed Funds	71,801	1,266	73,067
No. of pension fund customer (thousand)	538	57	595
No. life insurance polices (thousand)	917	7	924
Insured lives (million)	2	1	3

ASSETS AND LOANS
Banco Itaú Holding’s consolidated assets reached R$ 118,982 million, growing 20.3% compared to the same period in 2002. The loan portfolio reached R$ 42,699 million, an amount 7.6% higher as compared to the same period in 2002.

In compliance with Central Bank Resolution 3,109 and to permit increasing credit offer to the low-income population, the Itaú and Banerj banks launched, in August, the Microcrédito Itaú product throughout branch chains. This product is a personal credit line offered to current accountholders with a low income (up to R$ 1,000.00). This credit line offers loans to R$ 500.00 for individuals and 1,000.00 for businesses, bearing special interest of 2% per month and flexible repayment terms of 4 to 12 months. Up to September over 6,000 customers (R$ 3 million) had already benefited from this credit line.

Interbank deposits and investments in securities increased 52.1%, as compared to September 2002.
At Itaú BBA, the demand for foreign trade finance maintained the previous months’ trend, with low demand by customers. This trend is due to the low level of the foreign exchange rate and an expected drop in foreign funding costs in the short term. This had an adverse effect on total portfolio balance of 6.1%, basically due to the decrease in advances on foreign exchange contracts (ACC) and loans to customers’ foreign affiliates, the quarterly closing balances of which are US$ 542 million and US$ 435 million, respectively. The highlight for the quarter was the Bank’s participation in import finance transactions which increased 22%, totaling US$ 597 million.

Despite the low demand for derivatives, Itaú-BBA’s balances referring to these instruments remained flat, especially on account of structured transactions.
Regardless of the recessional economic scenario, Itaú-BBA’s balances of local loans to the corporate market remained virtually unchanged as compared to the prior period, around R$ 6 billion. This effect is basically due to the building up transactions with more creative collateral structures for an efficient management of the credit risk inherent to this type of deal.

(In R$ million)	Sep/03	Sep/02	Change (%)
Total loans	42,699	39,687	7.6
Local currency	30,196	25,497	18.5
Individuals	14,089	11,905	18.4
Small businesses and middle market	4,071	3,122	30.4
Large companies	12,036	10,470	15.0
Foreign currency	12,503	14,190	(11.9)
Foreign trade	7,729	10,254	(24.6)
Banco Itaú Buen Ayre	664	424	56.3
Other	4,110	3,512	17.1
Interbank deposits	21,980	10,861	102.4
Securities	29,864	23,227	28.6

CREDIT POLICY AND PROVISIONS
In the quarter, R$ 486 million (R$ 1,197 million in January-September) were added to the allowance for loan losses, net of recovered amounts. In addition to the minimum provisions – required by Central Bank of Brazil (BACEN) Resolution 2682/99 – totaling R$ 2,377 million, Banco Itaú Holding records an additional provision of R$ 913 million. These two provisions total R$ 3,290 million, which represent 8.9% of the consolidated portfolio, not including co-obligations. In September 2002, this percentage was 9.7%. This amount also exceeds non-accrual loans by R$ 1,551 million, which in turn represent 4.7% of the total portfolio. A total of R$ 173 million which had previously been written off was recovered in the quarter (R$ 395 million in January-September).

Default indices remained under control in the period. The share of overdue installments in total portfolio increased to 2.8% in September 2003 from 2.6% in December 2002.
FUNDS RAISED AND MANAGED
Total consolidated funds of Itaú reached R$ 172,321 million.
In the domestic market, we highlight the increase in the investment fund segment, recording R$ 463 billion or an increase of 10.4% in the quarter.
Itaú Holding closed the period with R$ 71,801 million of assets under management, ranking second among private banks in the Brazilian market. This position reflects its asset management quality.
The Institutional Investors segment closed the third quarter of 2003 with R$ 25,578 million, and maintain its leadership position in the ANBID ranking as the largest Private Supplementary Social Security Fund manager. A major factor the enabled this segment to rank first was the high retention rate of assets managed by BBA, which exceeded 70%.
With a portfolio of over 7,000 customers, Itaú has a solid position in Brazil and overseas, being the leader in the private bank segment with managed assets amounting to approximately R$ 15,454 million.

Funds raised through Certificates of Deposit (CDBs) and repurchase agreements at Itaú-BBA, correspond roughly to R$ 2 billion, remained constant throughout the quarter, showing that the portfolio has reached its point of equilibrium after the integration of Banco Itaú’s and BBA’s portfolios and the stabilization of the flow of funds into investment funds, since the migration in the second half of 2002.
In the capital market segment, Itaú-BBA advised its customers in fund raising transactions amounting to R$ 250 million, concerning transactions settled in the quarter. In the year, these transactions totaled R$ 2.5 billion. In the quarter, Itaú-BBA advised its customers during public offers of shares amounting approximately to R$ 30 million, totaling R$ 500 million in the year.

(In R$ million)	Sep/03	Sep/02	Change (%)
Total funds	172,321	134,326	28.3
Own unrestricted funds	9,210	6,128	50.3
Deposits and borrowings	91,310	73,305	24.6
Demand deposits	7,100	7,662	(7.3)
Savings deposits	16,866	17,433	(3.2)
Time deposits	9,377	6,796	38.0
Money market borrowing	18,294	12,447	47.0
Acceptances and issuance of securities	5,349	4,287	24.8
Interbank deposits	1,070	607	76.2
On-lending borrowings	13,455	10,819	24.4
Collection of taxes and contributions	845	1,135	(25.5)
Foreign exchange portfolio	8,098	6,206	30.5
Technical provisions for insurance, pension plans and capitalization	6,086	3,765	61.7
Subordinated debt	4,770	2,148	122.0
Managed assets	71,801	54,893	30.8
Investment funds	66,906	47,961	39.5
Managed portfolios	4,895	6,932	(29.4)

Foreign Markets
In July, Banco Itaú S.A. issued US$ 200 million in two tranches, within the Payment Orders Securitization Program, and obtained an AAA rating, which grants access to international investors that usually do not invest in emerging markets. With this transaction, total issues of the Program now total US$ 600 million.
Among foreign funding carried out by Itaú-BBA in 2003, he highlight the issue of medium term notes totaling US$ 200 million.
Total volume traded by Itaú in the secondary fixed-income market in the third quarter was US$ 4,488 million, reaching an aggregate volume of US$ 13,232 million in year to date. From total volume traded in the quarter, US$ 4,056 refer to the negotiation of Brazilian corporate and sovereign securities. These volumes place Itaú as one of the most active intermediaries of Brazilian corporate securities in secondary markets with an 11.2% market share worldwide, based on the list disclosed by EMTA (Emerging Market Trading Association).
Banco Itaú Holding reached an average index of trade line renewal/funding of approximately 113% (maintaining a broad distribution of trade line funding as regards fund sources).
BANCO ITAÚ EUROPA
The consolidated assets of Itaú Europa reached € 2,113 million, a 10% increase over the same period in 2002. The different credit portfolios posted a positive performance, especially structured foreign trade transactions, which reached US$ 580 million. Most of these transactions consist of Brazilian export finance. In this context, Itaú Europa has increased its customer base in both the corporate and middle market segments, offering structured foreign trade and capital market products, and helped European companies to invest in Brazil.
In July, this Bank launched a three-year Eurobond totaling € 150 million, led by the Royal Bank of Canada and Banca IMI. This transaction was distributed to a broad base of European investors, consisting of private banks, asset management companies, investment funds, and financial institutions. The transaction’s success was also a result of the material contribution of the Bank’s trade desk in London, where the price remained in line with its investment grade rating. With this issue, the Bank showed an important diversification of its liabilities, one third of which relate to issues in the international capital market.
Banco Itaú Europa recorded a net income of € 20 million, from January to September, a 45% increase over the same period in 2002. To ensure the diversity of this income, in addition to a strong financial margin derived from foreign trade transactions and financing European companies, there was a major contribution of capital market, treasury, and international private banking activities.
The contribution and the synergies resulting from the merger of Banco Itaú Europa Luxemburgo into the Bank’s overall activity have already started to show up. The Bank maintained the expansion of its private banking customer base by increasing its offerings, types of fund, investment options, and advisory services, always by proactively supporting asset allocation. At the end of the period, managed assets reached US$ 1,353 million, with over one thousand active customers.
Banco Itaú Europa (in R$ million)	3Q 2003	3Q 2002	Change (%)	Jan-Sep/03	Jan-Sep/02	Change (%)
Consolidated assets	8,870	8,269	7.3	8,870	8,269	7.3
Credit operations	2,018	3,061	(34.1)	2,018	3,061	(34.1)
Own unrestricted and third-party funds	8,606	7,846	9.7	8,606	7,846	9.7
Managed assets	969	1,304	(25.7)	969	1,304	(25.7)
Stockholders’ equity	804	901	(10.7)	804	901	(10.7)
Net income for the period	21	26	(20.4)	67	57	17.3
Annualized return (%)	10.8	12.2		11.2	8.5
Annualized return on assets (%)	0.9	1.3		1.0	0.9
Solvency ratio (%)	27.8	22.8		27.8	22.8

BANCO ITAÚ BUEN AYRE
Despite the economic and financial difficulties in Argentina, the sound financial position of Banco Itaú Buen Ayre fostered an expressive increase in market share in the year. The bank’s market share in terms of total funds, in the private sector, increased to 1.4% in September 2003 from 0.9% in December 2002, an increase of 0.5 percentage points. The asset volume reached R$ 1,408 million, an increase of 34.7% in the period. The loan portfolios posted an increase of 39.3%, with a satisfactory and stable level of liquidity, thus increasing the overall liquidity of this bank. Itaú increased its corporate loan market share, in the private sector, from 2.6% to 5.6% in the year. The engagement of payrolls fostered the increase from 65,000 to 68,000 in the number of current accountholders that receive salaries through Itaú. Despite the material increases in volumes, operating results (net of foreign exchange differences) was only slightly positive.
INSURANCE, PENSION PLANS, AND CAPITALIZATION
The tables below show the performance of the insurance, pension plan, and capitalization companies in the quarter and in the year to date. The transfer of the life insurance portfolio from Itaú Seguros (Itauseg) to Itaú Previdência e Seguros (Itauprev) was completed in December 2002, except for the group’s life insurance portfolio, which explains the drop in premiums and technical provisions at Itauseg and the material increases at Itauprev.
Third quarter (R$ million)	Itauseg (1)		Itauprev (1)		Itaucap (1)		Consolidated (1)
	2003	2002	2003	2002	2003	2002	2003	2002	Evol. (%)
Net income	58	40	60	1	32	4	150	45	233.3
Stockholders’ equity	938	704	238	49	243	240	1,419	993	42.9
Annualized return (%)	26.7	24.2	143.9	11.6	63.3	7.2	49.5	19.3	-
Premiums earned and revenues from pension plans and capitalization	344	348	87	9	35	33	466	390	19.5
Technical Provisions	906	966	4,253	1,915	927	884	6,086	3,765	61.6

Year to date (R$ million)	Itauseg (1)		Itauprev (1)		Itaucap (1)		Consolidated (1)
	2003	2002	2003	2002	2003	2002	2003	2002	Evol. (%)
Net income	150	104	143	14	109	41	402	159	152.8
Stockholders’ equity	938	704	238	49	243	240	1,419	993	42.9
Annualized return (%)	21.6	20.4	86.4	41.4	63.4	23.6	39.4	21.9	-
Premiums earned and revenues from pension plans and capitalization	975	1,033	256	19	147	125	1,378	1,177	17.1
Technical Provisions	906	966	4,253	1,915	927	884	6,086	3,765	61.6
(1) Shareholdings in other businesses were eliminated.
Note that financial investments contributed only with R$ 11 million over CDI to the accumulated results of operations for the year.
Even without the life branch, a high performance was maintained a combined index of 101.6%.
Itauprev remained as the fastest growing private pension company with an increase in year to date, in its share of the reserves market (including PGBL and VGBL) from 7% to 10%, and an increase of 112% in the last 12 months, even if we do not consider the life insurance reserves. Life insurance premiums earned (Itauseg and Itauprev), now managed by Itauprev, increased 11.8% as compared to the same period in 2002.
Itaú Capitalização e Capitaliza reserves totaled R$ 927 million, an increase of 4.9% as compared to September 2002.

PEOPLE MANAGEMENT
Banco Itaú Holding and its subsidiaries employed 42,196 people at the end of the quarter. Staff fixed compensation plus charges and benefits in January-September totaled R$ 1,875 million, or R$ 44,000 per employee on average. The variable portion (profit sharing, commissions, bonuses, etc.) paid directly to the employees reached R$ 304 million. In the year, social benefits granted to employees and their dependents totaled R$ 338 million.
In January-September, Itaú invested R$ 31 million in the development of its employees. In the period, two initiatives stand out: the start of the new Itaú Executives Cycle of Seminars and the implementation of the training program for employees dealing with the distribution and intermediation of securities and derivatives to obtain the Certificate of the National Association of Investment Banks (ANBID).
In order to integrate the employees’ families in the professional environment, through guided visits to the office towers of the Centro Empresarial Itaú Conceição (CEIC) complex, Itaú promoted events comprising several cultural and recreational activities attended by approximately 10,000 people.

SOCIAL RESPONSIBILITY
Itaú Social Foundation (Fundação Itaú Social)
The Itaú Social Foundation projects, developed aiming the strategic social investment, have brought an important contribution, especially in the field of public elementary education.
It is worth mentioning, in the quarter, the activities of the Programa de Educação e Participação (Education and Participation Program), with the selection of the finalists for the Itaú-Unicef Award, which involved NGOs of all the Brazilian regions.
The projects Melhoria da Educação no Município (Improvement of Education in the City), Gestores de Aprendizagem (Learning Managers) and Escrevendo o Futuro (Writing the Future) continued during the period.
The Voluntary School Award was granted in partnership with Rádio Bandeirantes, and activities related to a broad Volunteer Program to be extended to all the employees of the conglomerate have begun.
Total investments in the year reach now over R$ 11 million.

Itaú Cultural Institute (Instituto Itaú Cultural)
Democratization of access to culture is the guideline of the Institute’s work. Pursuant to that, the Institute is focused in transforming a great part of its actions in programs to be distributed via TV, radio and the Internet.

The programs Guerrilha (Guerilla) and Jogo de Idéias (Game of Ideas) were created and are already broadcasted to more than 15 Brazilian states, through the main public TV networks, among them the TV Cultura, Rede Minas and TVE-RS. Guerrilha (Guerilla) is a program dedicated to young people that addresses voluntary actions and Brazilian culture through the music. O Jogo de Idéias (Game of Ideas) is a serie of seminars with public figures related to literature, music, theater, cinema, science and art.
Itaú Cultural has established partnerships with more than 85 educational, communitarian, academic and governmental TVs, exhibiting documentaries and the programs of the Institute throughout a significant portion of Brazil.
In the radio, Itaú Cultural has a monthly series of debates with Rádio CBN and reunited in a seminar professionals from 80 educational, communitarian, academic and governmental radio stations from 16 states to discuss radio broadcasting and culture.
A partnership was signed abroad with Canal 22 from Mexico, ensuring the exhibition of the series from Itaú Cultural to all the Mexican territory and part of the United States.
The exposition Game o quê? (Game what?), the first Brazilian exhibition about the world of electronic games, had over 90,000 visitors in 47 days.
In the field of support to the national artistic production, the program Rumos Itaú Cultural (Itaú Cultural Directions) has been granted the Eco Award 2003, in the category Culture. The program was also recognized as an example of social responsibility in culture by the Guia Exame de Boa Cidadania Corporativa 2003 (Exame Magazine Guide of Good Corporate Citizenship 2003).
INDEPENDENT AUDITORS – CVM INSTRUCTION 381
The policy of Itaú Holding, its subsidiary companies, parent company or companies belonging to the same group for the engagement of non-audit services from our current independent auditors is based on the principles internationally accepted to preserve the independence of the auditor. These principles consist of: (a) the auditor should not audit his own work, (b) the auditor should not perform managerial roles for his client, and (c) the auditor should not promote the interests of its client.
During this period, PricewaterhouseCoopers Auditores Independentes and related parties did not provide to Banco Itaú Holding or its subsidiary companies any services unrelated to the external audit which had fees that exceeded 5% of total external audit costs.

AWARDS AND ACKNOWLEDGEMENTS
The acknowledgements received in the last quarter evidence the commitment of Banco Itaú Holding to generate consistent income in the long term and create value for its thousands of shareholders in Brazil and abroad.
Dow Jones Sustainability World Index 2003/04
Banco Itaú Holding was chosen for the fourth consecutive time to be part of the Dow Jones Sustainability World Index (DJSI World). Itaú is the only Latin American bank to be included in the current list. Only four Brazilian companies are part of the DJSI from a total of 315 companies picked up from the 2,500 largest companies by market value worldwide.
The DJSI comprises the shares of companies of recognized corporate sustainability. To be selected to comprise the DJSI not only financial performance but also and especially the quality of company management are taken into consideration, encompassing issues such as transparency, corporate governance, and social and environmental accountability.

Best Corporate Governance – Euromoney
Euromoney elected Itau Holding as the company with the best Corporate Governance practices in emerging markets, in a survey shown in this magazine’s September issue. The survey covered 192 organizations from emerging markets, the United States, and Western Europe. In the overall ranking, Banco Itaú Holding was ranked third best corporate governance company.

The following topics are among those assessed by Euromoney: transparency and respect for minority shareholders, financial transparency, structure and procedures of the Board of Directors and the Audit Committee, as well as relationship with suppliers, customers, employees, analysts, investors, and the media.
Best Corporate Governance – Institutional Investor Sponsored Report
Banco Itaú Holding was elected by Institutional Investor Sponsored Report magazine, on its September issue, as the financial institution with the best corporate governance in Brazil.

Best Latin American Bank
Banco Itaú Holding was elected for the second time, the best Latin American bank by Latin Finance magazine.

Valor Social Award
On October 14, Itaú was granted the Valor Social Award by Valor Econômico newspaper for its Itaú Social Program, highlighting the Writing the Future Program, in the category “Relationships with the Community”.

Carta Capital Magazine – 2003 Most Admired Companies in Brazil
Banco Itaú and Itaú Seguros have once again ranked first among the most admired companies in their industries. In the overall ranking, Itaú ranks 13th, and stands out in the management Quality (1st), Financial Soundness (2nd), and Ethics (4th).
Institute of International Finance (IIF)
Roberto Setubal, president of Banco Itaú Holding, was appointed Vice Chairman of the executive committee of the Institute of International Finance (IIF), representing emerging markets.

IIF is a global association representing 320 financial institutions, headquartered in over 60 countries. Among the Institute’s objectives, we highlight promoting debates on issues of common interest to its members and strategic authorities in the international scenario, as well as supporting IIF member institutions’ risk management, asset allocation, and business development in emerging markets.
ACKNOWLEDGEMENTS
We wish to thank our stockholders for their support and trust, both of which are indispensable for Itaú Conglomerate’s continued development. We are also grateful to our customers for their trust and loyalty, which we attempt to reciprocate by providing services with quality and convenience that meet their financial service needs. To our employees and associates, we also wish to give special recognition for the efforts which they have dedicated to the Bank, enabling the Bank to achieve outstanding results, and constant improvements in our products and services.

(Approved at the Board of Directors Meeting held on November 3, 2003)

BANCO ITAÚ HOLDING FINANCEIRA S.A.

BOARD OF DIRECTORS	ADVISORY COUNCIL
DANIEL MACHADO DE CAMPOS
CHAIRMAN	FERNANDO DE ALMEIDA NOBRE NETO
OLAVO EGYDIO SETUBAL	JOAQUIM FRANCISCO MONTEIRO DE CARVALHO
LÍCIO MEIRELLES FERREIRA
Vice-Chairmen	LUIZ EDUARDO CAMPELLO
ALFREDO EGYDIO ARRUDA VILLELA FILHO	OLAVO DE QUEIROZ GUIMARÃES FILHO
JOSÉ CARLOS MORAES ABREU
ROBERTO EGYDIO SETUBAL	OPTIONS COMMITTEE ITAÚ HOLDING
Chairman
Members	OLAVO EGYDIO SETUBAL
ALCIDES LOPES TÁPIAS	Members
CARLOS DA CÂMARA PESTANA	CARLOS DA CÂMARA PESTANA
FERNÃO CARLOS BOTELHO BRACHER	JOSÉ CARLOS MORAES ABREU
HENRI PENCHAS	ROBERTO EGYDIO SETUBAL
JOSÉ VILARASAU SALAT	ROBERTO TEIXEIRA DA COSTA
LUIZ DE MORAES BARROS
MARIA DE LOURDES EGYDIO VILLELA	INTERNAL CONTROLS COMMITTEE ITAÚ HOLDING
PERSIO ARIDA	Chairman
ROBERTO TEIXEIRA DA COSTA	CARLOS DA CÂMARA PESTANA
SERGIO SILVA DE FREITAS	Effective Members
ALCIDES LOPES TÁPIAS
EXECUTIVE BOARD	HENRI PENCHAS

President and Chief Executive Officer	TRADING COMMITTEE
ROBERTO EGYDIO SETUBAL	ALFREDO EGYDIO SETUBAL
ALFREDO EGYDIO ARRUDA VILLELA FILHO
Senior Vice-Presidents	HENRI PENCHAS
HENRI PENCHAS	MARIA ELIZABETE VILAÇA LOPES
SERGIO SILVA DE FREITAS	ROBERTO TEIXEIRA DA COSTA

Executive Vice-Presidents	DISCLOSURE COMMITTEE
ALBERTO DIAS DE MATTOS BARRETTO	ALFREDO EGYDIO SETUBAL
ALFREDO EGYDIO SETUBAL	ALFREDO EGYDIO ARRUDA VILLELA FILHO
ANTONIO JACINTO MATIAS
Executive Directors	HENRI PENCHAS
RODOLFO HENRIQUE FISCHER	MARIA ELIZABETE VILAÇA LOPES
SÍLVIO APARECIDO DE CARVALHO	ROBERTO TEIXEIRA DA COSTA

Legal Consultant	FISCAL COUNCIL
LUCIANO DA SILVA AMARO
Effective Members
INTERNACIONAL ADVISORY COMMITTEE	GUSTAVO JORGE LABOISSIERE LOYOLA
OLAVO EGYDIO SETUBAL	ALBERTO SOZIN FURUGUEM
ROBERTO EGYDIO SETUBAL	IRAN SIQUEIRA LIMA
ALBERTO DIAS DE MATTOS BARRETTO
ARTUR EDUARDO BROCHADO DOS SANTOS SILVA	Substitute Members
CARLOS DA CÂMARA PESTANA	JOSÉ MARCOS KONDER COMPARATO
DIETER RAMPL	JOSÉ ROBERTO BRANT DE CARVALHO
HENRI PENCHAS	WALTER DOS SANTOS
ISIDRO FAINÉ CASAS
JOSÉ CARLOS MORAES ABREU
MARIA DE LOURDES EGYDIO VILLELA
ROBERTO TEIXEIRA DA COSTA
SERGIO SILVA DE FREITAS

BANCO ITAÚ S.A.

President and Chief Executive Officer ROBERTO EGYDIO SETUBAL Seniors Vice-Presidents HENRI PENCHAS SERGIO SILVA DE FREITAS Executive Vice-Presidents
ALBERTO DIAS DE MATTOS BARRETTO ALFREDO EGYDIO SETUBAL ANTÔNIO JACINTO MATIAS
MILTON LUÍS UBACH MONTEIRO
RENATO ROBERTO CUOCO Legal Consultant
LUCIANO DA SILVA AMARO
Executive Directors
HÉLIO DE MENDONÇA LIMA
JOÃO JACÓ HAZARABEDIAN
OSVALDO DO NASCIMENTO RODOLFO HENRIQUE FISCHER
RONALD ANTON DE JONGH
RUY VILLELA MORAES ABREU SÍLVIO APARECIDO DE CARVALHO

BANCO ITAÚ-BBA S.A.

President and Chief Executive Officer
FERNÃO CARLOS BOTELHO BRACHER

Seniors Vice-Presidents
ANTÔNIO CARLOS BARBOSA DE OLIVEIRA
CANDIDO BOTELHO BRACHER
EDUARDO MAZZILLI DE VASSIMON

ITAÚ SEGUROS S.A.

President and Chief Executive Officer LUIZ DE CAMPOS SALLES

Executive Vice-Presidents
OLAVO EGYDIO SETUBAL JÚNIOR
MARCELO BLAY

Executive Directors
CARLOS EDUARDO DE MORI LUPORINI
CLÁUDIO CÉSAR SANCHES
JOSÉ CARLOS MORAES ABREU FILHO

BANCO ITAÚ HOLDING FINANCEIRA S.A. (Note 1)
CONSOLIDATED BALANCE SHEET - ASSETS
(In thousands of Reais)

ASSETS	09/30/2003 (Note 2)		09/30/2002 (Note 2)
	With BBA and Fiat	Without BBA and FIAT
CURRENT ASSETS AND LONG-TERM RECEIVABLES	115,744,146	101,626,660	95,441,324
CASH AND CASH EQUIVALENTS	1,643,813	1,541,751	2,791,353
SHORT-TERM INTERBANK DEPOSITS (Notes 4b and 5)	21,980,820	24,087,391	10,861,009
Money market	11,610,191	11,569,084	4,877,237
Interbank deposits	10,370,629	12,518,307	5,994,068
(Allowance for losses)	-	-	(10,296)
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4c, 4d and 6)	29,863,562	24,179,866	23,227,347
Own portfolio	15,312,003	12,675,187	15,450,844
Subject to repurchase commitments	2,374,544	2,383,793	2,558,455
Pledged in guarantee	6,195,624	4,520,133	1,425,824
Deposited with the Central Bank	1,701,866	1,068,271	910,585
Derivative financial instruments	1,506,447	759,404	1,958,342
Funds quotas of PGBL/VGBL	2,773,078	2,773,078	923,297
INTERBANK ACCOUNTS	8,875,703	8,683,590	11,490,376
Pending settlement	1,180,986	1,180,837	3,485,785
Central Bank deposits	7,379,150	7,187,186	7,742,196
National Housing System	314,268	314,268	251,404
Correspondents	1,299	1,299	10,991
INTERBRANCH ACCOUNTS	15,352	15,352	17,931
Third party’s funds in transit	1,177	1,177	1,841
Internal transfer of funds	14,175	14,175	16,090
LOAN, LEASING AND OTHER CREDIT OPERATIONS (Notes 4b, 4e and 7)	33,642,353	24,231,320	30,537,320
Extension of credit	36,932,673	26,926,674	33,798,985
(Allowance for loan losses)	(3,290,320)	(2,695,354)	(3,261,665)
OTHER RECEIVABLES	18,700,015	17,921,820	15,539,089
Foreign exchange portfolio (Note 10)	7,796,186	7,882,507	6,017,774
Income receivable	590,715	599,954	261,379
Insurance premium receivable	522,387	522,387	476,225
Negotiation and intermediation of securities	569,978	278,377	146,336
Specific credits	-	-	59,798
Sundry (Note 11a)	9,220,749	8,638,595	8,577,577
OTHER ASSETS (Note 4f)	1,022,528	965,570	976,899
Other assets	493,462	444,421	424,205
(Valuation allowances)	(132,118)	(122,022)	(123,728)
Prepaid expenses (Note 4f)	661,184	643,171	676,422
PERMANENT ASSETS	3,237,803	6,087,418	3,433,960
INVESTMENTS (Notes 4g and 14a)	878,206	3,774,736	886,097
Investments in subsidiaries and affiliates	734,504	3,646,532	766,036
Investments in BBA and Fiat	-	2,912,028	-
Domestic	113,807	113,807	108,459
Foreign	620,697	620,697	657,577
Other investments	237,137	220,431	148,375
(Allowance for losses)	(93,435)	(92,227)	(28,314)
FIXED ASSETS (Note 4h)	2,091,635	2,057,430	2,288,653
Property for own use	2,102,044	2,081,233	2,290,215
Other fixed assets	2,429,534	2,376,399	2,285,213
(Accumulated depreciation)	(2,439,943)	(2,400,202)	(2,286,775)
DEFERRED CHARGES (Note 4i)	267,962	255,252	259,210
Organization and expansion expenses	560,193	520,607	519,586
(Accumulated amortization)	(292,231)	(265,355)	(260,376)
TOTAL ASSETS	118,981,949	107,714,078	98,875,284

BANCO ITAÚ HOLDING FINANCEIRA S.A. (Note 1)
CONSOLIDATED BALANCE SHEET - LIABILITIES AND STOCKHOLDERS’ EQUITY
(In thousands of Reais)

PASSIVE	09/30/2003 (Note 2)		09/30/2002 (Note 2)
	With BBA and FIAT	Without BBA and FIAT
CURRENT AND LONG-TERM LIABILITIES	106,460,865	95,236,847	89,273,022
DEPOSITS (Notes 4b and 8b)	34,413,585	32,234,001	32,497,732
Demand deposits	7,099,911	6,561,551	7,662,045
Savings deposits	16,866,548	16,866,548	17,432,634
Interbank deposits	1,069,817	2,727,621	607,064
Time deposits	9,377,309	6,078,281	6,795,989
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENTS (Notes 4b and 8c)	18,293,858	18,206,238	12,447,241
Own portfolio	8,637,387	8,533,950	8,657,342
Third-party portfolio	9,631,207	9,647,024	3,789,899
Free portfolio	25,264	25,264	-
FUNDS FROM ACCEPTANCE AND ISSUANCE OF SECURITIES (Notes 4b and 8d)	5,348,788	3,922,148	4,287,110
Mortgage notes	73,241	73,241	301,397
Debentures	669,165	655,593	111,332
Foreign borrowings in securities	4,606,382	3,193,314	3,874,381
INTERBANK ACCOUNTS	1,223,645	1,194,813	3,450,251
Pending settlements	1,024,412	1,024,256	3,199,910
Interbank onlendings (Note 8e)	28,676	-	-
Correspondents	170,557	170,557	250,341
INTERBRANCH ACCOUNTS	763,118	661,710	918,790
Third-party funds in transit	757,844	656,436	917,947
Internal transfer of funds	5,274	5,274	843
BORROWINGS AND ONLENDINGS (Notes 4b and 8e)	13,455,135	7,966,630	10,818,979
Domestic	415,918	413,400	623,273
Foreign	8,841,202	4,519,273	6,722,282
Local onlendings - Official institutions	4,198,015	3,033,957	3,473,424
DERIVATIVE FINANCIAL INSTRUMENTS (Notes 4d and 6e)	668,873	352,326	2,262,740
TECHNICAL PROVISIONS FOR INSURANCE, PENSION PLAN AND CAPITALIZATION (Notes 4j and 9a)	6,085,798	6,085,798	3,764,609
OTHER LIABILITIES	26,208,065	24,613,183	18,825,570
Collection and payment of taxes and contributions	845,419	825,676	1,134,417
Foreign exchange portfolio (Note 10)	8,097,672	8,104,661	6,206,043
Social and statutory	639,861	623,943	173,177
Tax and social security contributions (Note 13c)	3,684,161	2,773,868	2,391,572
Negotiation and intermediation of securities	989,413	641,864	433,985
Credit card operation	1,923,813	1,923,813	1,814,239
Securitization of foreign payment orders (Note 8f)	1,681,902	1,681,902	1,559,144
Subordinated debts (Note 8g)	4,770,195	4,712,912	2,148,405
Sundry (Note 11b)	3,575,629	3,324,544	2,964,588
DEFERRED INCOME	73,602	35,629	39,925
MINORITY INTEREST IN SUBSIDIARIES	983,677	977,797	1,002,170
STOCKHOLDERS’ EQUITY (Note 16)	11,463,805	11,463,805	8,560,167
Capital	4,780,000	4,780,000	4,260,500
Domestic	3,806,767	3,806,767	3,478,099
Foreign	973,233	973,233	782,401
Capital reserves	4,766,223	4,766,223	167,484
Retained earnings	1,732,939	1,732,939	4,712,666
Adjustment to market value - securities and derivatives (Notes 4c, 4d and 6f)	434,386	434,386	(317,309)
(Treasury shares)	(249,743)	(249,743)	(263,174)
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	118,981,949	107,714,078	98,875,284

BANCO ITAÚ HOLDING FINANCEIRA S.A. (Nota 1)
CONSOLIDATED STATEMENT OF INCOME
(In thousands of Reais)

	01/01 to 09/30/2003 (Note 2)		01/01 to 09/30/2002 (Note 2)
	With BBA and FIAT	Without BBA and FIAT
INCOME FROM FINANCIAL OPERATIONS	9,458,129	8,837,619	22,107,138
Loans	4,721,736	4,144,223	11,485,439
Leases	190,355	168,181	261,891
Securities	2,889,490	2,957,370	9,441,649
Insurance, pension plan and capitalization	833,549	833,549	442,595
Foreign exchange operations	82,719	41,369	252,413
Compulsory deposits	740,280	692,927	223,151
EXPENSES FROM FINANCIAL INTERMEDIATION	(1,282,230)	(1,953,359)	(15,653,899)
Money market	(2,628,863)	(2,446,311)	(10,771,298)
Technical provision for pension plan and capitalization	(519,219)	(519,219)	(178,085)
Borrowings and onlendings	1,865,852	1,012,171	(4,704,516)
RESULT OF FINANCIAL INTERMEDIATION BEFORE LOAN LOSSES	8,175,899	6,884,260	6,453,239
RESULT OF LOAN LOSSES (Note 7f I)	(1,196,775)	(958,624)	(1,414,701)
Expense with allowance for loan losses	(1,591,598)	(1,313,245)	(1,624,878)
Income from recovery of credits written off as loss	394,823	354,621	210,177
GROSS FINANCIAL INTERMEDIATION	6,979,124	5,925,636	5,038,538
OTHER OPERATING INCOME (EXPENSES)	(2,399,734)	(1,749,917)	(2,227,083)
Banking service fees (Note 11c)	3,718,636	3,599,511	3,050,044
Result of operations with insurance, pension plan and capitalization (Note 9c)	536,993	536,993	469,622
Personnel expenses (Note 11d)	(2,316,708)	(2,197,716)	(2,404,382)
Other administrative expenses (Note 11e)	(3,158,897)	(2,936,657)	(2,842,067)
Tax expenses (Note 13a II)	(740,184)	(664,515)	(604,717)
Income from interest in associated and subsidiary companies (Note 14b)	(33,897)	283,910	399,470
Other operating income (Note 11f)	296,511	216,711	512,885
Other operating expenses (Note 11g)	(702,188)	(588,154)	(807,938)
OPERATING INCOME	4,579,390	4,175,719	2,811,455
NON-OPERATING INCOME	(148,159)	(122,143)	(64,429)
INCOME BEFORE TAXATION NET INCOME AND PROFIT SHARING	4,431,231	4,053,576	2,747,026
INCOME TAX AND SOCIAL CONTRIBUTION (Notes 4k and 13a I)	(1,386,224)	(1,066,100)	(507,770)
Due on operations for the period	(1,534,303)	(1,174,991)	(1,093,923)
Temporary additions to offset	148,079	108,891	586,153
EXTRAORDINARY RESULT (Note 12)	(563,473)	(560,228)	(23,553)
PROFIT SHARING	(240,923)	(196,127)	(124,253)
Employees - Law 10101 of 12/19/2000	(187,407)	(168,119)	(102,519)
Administrative - Statutory - Law 6404 of 12/15/1976	(53,516)	(28,008)	(21,734)
MINORITY INTEREST IN SUBSIDIARIES	57,260	66,750	(404,167)
NET INCOME	2,297,871	2,297,871	1,687,283
NUMBER OF OUTSTANDING SHARES PER THOUSAND (Note 16b)	114,559,146	114,559,146	111,215,067
NET INCOME PER THOUSAND SHARES - R$	20.06	20.06	15.17
STOCKHOLDERS’ EQUITY PER THOUSAND SHARES - R$	100.07	100.07	76.97

BANCO ITAÚ HOLDING FINANCEIRA S.A.
NOTAS EXPLICATIVAS ÀS DEMONSTRAÇÕES CONTÁBEIS
PERÍODO DE 01/01 A 30/09 DE 2003 E 2002
(EM MILHARES DE REAIS)

NOTE 1 – OPERATIONS

Banco Itaú Holding Financeira S.A. (ITAÚ HOLDING) is a publicly listed company which, together with its subsidiary and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, consumer credit and mortgage loan, finance credit, and lease portfolios, including foreign exchange operations, and other complementing activities, with highlight to Insurance, Private Pension Plans, Capitalization, Administration of Credit Cards and Administration of Consortia and Securities Brokerage.

On February 27, 2003, the Central Bank of Brazil approved the corporate reorganization by which the companies and the different business areas are now under the corporate control of ITAÚ HOLDING, which absorbed the entire capital stock of Banco Itaú S.A. (ITAÚ), which therefore became its wholly-owned subsidiary.
NOTE 2 – PRESENTATION OF THE FINANCIAL STATEMENTS
The financial statements of ITAÚ HOLDING and its subsidiaries (ITAÚ HOLDING CONSOLIDATED) have been prepared in accordance with accounting practices derived from the Brazilian Corporate Law and instructions issued by the Central Bank of Brazil (BACEN), the Brazilian Securities Commission (CVM) and the Superintendence of Private Insurance (SUSEP), which include the use of estimates necessary to calculate accounting provisions.

Due to the corporate reorganization mentioned in Note 1 and for comparability purpose, the Consolidated Financial Statements of ITAÚ and Subsidiary Companies for the period from 01/01 to 09/30 of 2002 are being presented.

On 12/31/2002, ITAÚ HOLDING acquired the shareholding control of Banco BBA Creditanstalt S.A. and subsidiaries (BBA), the current Itaú-BBA S.A. and, on 03/26/2003, of Banco FIAT S.A. and subsidiary company (FIAT).
For a better understanding of the evolution of the main accounts, in view of the mentioned acquisitions, the consolidated financial statements for the period from 01/01 to 09/30/2003 and corresponding Notes to the financial statements, are presented as follows:
- In the Balance Sheet, information regarding ITAÚ HOLDING CONSOLIDATED including information on BBA and FIAT (“With BBA and FIAT”) and without this information (“Without BBA and FIAT”), which are comparative with the balances as of September 30, 2002, and includes the investments in BBA and FIAT in a single specific account, thus, without considering all asset and liability accounts in the consolidation;
- In the Statement of Income for the period, information regarding ITAÚ HOLDING CONSOLIDATED, including information on BBA and FIAT (“With BBA and FIAT”) and without this information (“Without BBA and FIAT”), which are comparative with the amounts from 01/01 to 09/30/2002, and comprising the income from BBA and FIAT recorded in “Equity in the earnings of affiliated and subsidiary companies”, without consolidating all its income and expenses.

Since the investment in Banco Fiat S.A. occurred on March 26, 2003, in the Statement of Income for the period, the effects related to the Income calculated as from that date and to the amortization of goodwill are recorded as Extraordinary Result.

The consolidated financial statements are presented without the segregation between current and long-term, consistent with prior quarterly presentations.
a) Risk Based Capital and Fixed Asset Ratio
I. The main indicators at September 30, 2003 obtained from the non-consolidated financial statements (the initial basis for determination of the financial system consolidated amounts and economic-financial consolidated amounts), including BBA and FIAT, according to current legislation, are as follows:
	Financial System Consolidated (1)	Economic-Financial Consolidated (2)
Referential equity (3)	17,692,726	17,889,110
Basel ratio	22.7%	21.5%
Tier I	16.2%	15.4%
Tier II	6.5%	6.1%
Fixed asset ratio (4)	49.5%	31.4%
Excess capital in relation to fixed assets	87,711	3,310,392
(1) Consolidated financial statements including only financial companies.

(2) Consolidated financial statements comprising all subsidiary companies, including insurance, pension and capitalization companies and those in which control is the sum of ownership interest by an institution with that of its managers, owners and related companies, regardless of the percentage, as well as those directly or indirectly acquired, through investment funds.

(3) The Brazilian Central Bank through Resolution 2802 of December 21, 2000, later substituted by Resolution 2837 of May 30, 2001, determined the Referential Equity for purposes of calculating operational limits as being the sum of both TIER I and TIER II levels, following international experience, each of them comprising items from Stockholders’ equity as well as subordinated debts and hybrid capital and debt instruments.

(4) The difference between the Fixed Asset Ratio of the Financial System Consolidated and the Economic-Financial Consolidated arises from the inclusion of non-financial subsidiary companies, which provide high liquidity and low level of fixed asset ratio, with consequent decrease in Fixed Asset Ratio of the Economic-Financial Consolidated and enable, when necessary, the distribution of resources to the financial companies.
Management considers the current Basel ratio (21.5%), based on economic-financial consolidated to be adequate, considering that:
a)	It is higher than the minimum required by authorities (11.0%).

b)	The ratio increases to 22.1% when all of the tax credits of Banco Banestado S.A. (BANESTADO) are recorded in the financial statement basis (ITAÚ HOLDING) used to establish limits.

c)	Considering item (b) above and other realization asset amounts (Note 19), the amount of provisions exceeding the minimum required and the tax credits not recorded, the ratio would increase to 24.6%.

d)
BACEN through Resolution 3059 of December 20, 2002 determined the exclusion for calculation of the Tier I of the Referential Equity, of tax credits which expected realization be higher than five years. The related exclusion will be gradual, that is, 20% as from January 2004 until 100% in January 2008. The aforementioned Resolution also determined that, as from January 2008, the other tax credits will correspond to, at most 40% of the Tier I of the Referential Equity, after the exclusion previously described. Preliminary studies indicate that were these measures to be already in effect, the Risk Based Capital and Fixed Asset Ratio would not suffer a significant effect.

II. The adjusted referential equity used to calculate the ratios at September 30, 2003 is as follows:
	Financial System Consolidated	Economic-Financial Consolidated
ITAÚ HOLDING stockholders’ equity (Individual)	12,450,913	12,450,913
Minority interest not eliminated in the consolidation	768,029	967,924
Unrealized profits of operations with subsidiaries	(21,594)	(25,105)
Consolidated Stockholders’ equity (BACEN)	13,197,348	13,393,732
Subordinated debt	4,495,378	4,495,378
Referential debt	17,692,726	17,889,110
Adjustments:
Swap operation risk	(170,183)	(169,609)
Foreign exchange risk	(1,146,342)	(1,146,342)
Interest rate risk	(433,030)	(431,521)
Other	(163,992)	(163,992)
Adjusted referential equity	15,779,179	15,977,646

The effects resulting from the changes during the period, due to changes in the legislation or variation in the balances are shown below:
Evolution of the Risk Based Capital ratio
	Financial System Consolidated			Economic-Financial Consolidated
	Adjusted referential Equity	Weighted assets	Effect	Adjusted referential Equity	Weighted assets	Effect
Ratio at September 30, 2002	13,128,191	67,826,989	19.4%	11,412,858	67,436,195	16.9%
Quarterly results	673,915	-	1.0%	654,448	-	1.0%
Interest on own capital	(565,856)	-	-0.8%	(565,856)	-	-0.8%
Variation adjustments to securities and derivatives	349,265	-	0.5%	349,265	-	0.5%
Foreign exchange exposure (*)	(1,746,831)	-	-2.6%	(1,746,831)	-	-2.6%
Subordinated debt	789,027	-	1.2%	789,027	-	1.2%
Elimination of investments through non-financial subsidiaries	(1,912,157)	(1,912,157)	-2.4%	-	-	0.0%
Other changes in referential equity	(3,006)	-	0.0%	(34,172)	-	-0.1%
Changes in weighted assets	-	(5,680,601)	1.5%	-	(3,026,176)	0.8%
Effects of the acquisition of BBA	3,087,750	11,865,814	1.4%	3,085,561	11,451,538	1.5%
Ratio at December 31, 2002	13,800,298	72,100,045	19.1%	13,944,300	75,861,557	18.4%
Quarterly results	1,081,988	-	1.5%	1,086,818	-	1.4%
Interest on own capital	(310,488)	-	-0.4%	(310,488)	-	-0.4%
Variation adjustments to securities and derivatives	138,217	-	0.2%	138,217	-	0.2%
Treasury stock	(117,583)	-	-0.2%	(117,583)	-	-0.2%
Foreign exchange exposure	377,882	-	0.5%	377,882	-	0.5%
Swap operations risk	133,454	-	0.2%	133,453	-	0.2%
Subordinated debt	(196,954)	-	-0.3%	(196,954)	-	-0.3%
Other changes in referential equity	(86,669)	-	-0.1%	(25,998)	-	0.0%
Changes in weighted assets	-	(2,773,754)	0.8%	-	(2,592,796)	0.7%
Effects of the acquisition of FIAT	(6,691)	2,812,241	-0.8%	(6,691)	2,932,390	-0.8%
Ratio at March 31, 2003	14,813,454	72,138,532	20.5%	15,022,956	76,201,151	19.7%
Quarterly results	597,197	-	0.8%	531,389	-	0.6%
Interest on own capital	(168,287)	-	-0.2%	(168,287)	-	-0.2%
Variation adjustments to securities and derivatives	167,638	-	0.2%	167,638	-	0.2%
Interest rate risk	(240,091)	-	-0.3%	(240,229)	-	-0.3%
Foreign exchange exposure	(1,205,057)	-	-1.7%	(1,205,057)	-	-1.6%
Swap operations risk	(96,126)	-	-0.1%	(95,816)	-	-0.1%
Subordinated debt	(323,036)	-	-0.5%	(323,036)	-	-0.4%
Other changes in referential equity	(75,796)	-	-0.1%	52,568	-	0.1%
Changes in weighted assets	-	(3,542,054)	1.0%	-	(2,105,283)	0.5%
Ratio at June 30, 2003	13,469,896	68,596,478	19.6%	13,742,126	74,095,868	18.5%
Quarterly results	779,409	-	1.1%	791,211	-	1.1%
Interest on own capital	(210,293)	-	-0.3%	(210,293)	-	-0.3%
Variation adjustments to securities and derivatives	96,558	-	0.2%	96,558	-	0.1%
Interest rate risk	(71,704)	-	-0.1%	(71,450)	-	-0.1%
Foreign exchange exposure (*)	1,838,943	-	2.7%	1,838,943	-	2.5%
Swap operations risk	(50,155)	-	-0.1%	(49,890)	-	-0.1%
Subordinated debt	(147,253)	-	-0.2%	(147,253)	-	-0.2%
Other changes in referential equity	73,778	-	0.1%	(12,306)	-	0.0%
Changes in weighted assets	-	792,090	-0.3%	-	132,301	0.0%
Ratio at September 30, 2003	15,779,179	69,388,568	22.7%	15,977,646	74,228,169	21.5%
(*) BACEN Circular Letter 3155 of October 8, 2002, increased from 50% to 75% the percentage of the foreign exchange exposure to be allocated to cover the referred exposure. BACEN Circular Letter 3156 of October 11, 2002, increased this percentage to 100%, although there was no risk increase associated with foreign exchange exposure of the institution. BACEN Circular 3194 of July 2, 2003, reduced the percentage again to 50%.
NOTE 3 – CONSOLIDATED FINANCIAL STATEMENTS
The consolidated financial statements include ITAÚ HOLDING and its direct and indirect subsidiaries, highlighting:
		Participation %
		09/30/2003	09/30/2002
FINANCIAL ACTIVITY AND FINANCIAL OPERATIONS
Banco Itaú S.A.	(1)	100.00	-
Banco Itaú-BBA S.A.	(2)	95.75	-
Banco Banerj S.A.		99.99	99.99
Banco Banestado S.A.	(3)	99.99	97.39
Banco Bemge S.A.	(3)	99.99	99.85
Banco BEG S.A.	(3)	99.99	89.35
Banco Fiat S.A.	(4)	99.99	-
Banco Itaú Buen Ayre S.A.		99.99	99.99
Banco Itaú Europa Luxembourg S.A.	(5)	19.52	19.52
Banco Itaú Europa, S.A.	(5)	19.53	19.53
Cia. Itauleasing de Arrendamento Mercantil		99.99	99.99
Itau Bank, Ltd.		100.00	100.00
Itaú Corretora de Valores S.A.		99.99	99.99
INSURANCE, PENSION PLAN AND CAPITALIZATION ACTIVITIES
Itaú Seguros S.A. and subsidiaries		100.00	99.99
Itaú Previdência e Seguros S.A.		99.99	99.99
Itaú Capitalização S.A.		99.99	99.99
CREDIT CARD ADMINISTRATION ACTIVITIES
Itaucard Financeira S.A. Crédito, Financiamento e Investimento		99.99	99.99
Credicard S.A. Administradora de Cartões de Crédito and subsidiaries	(6)	33.33	33.33
Redecard S.A.	(6)	31.94	31.94
CONSORTIA GROUPS ADMINISTRATION ACTIVITIES
Fiat Administradora de Consórcio Ltda.	(4)	99.99	-
Itaú Administradora de Consórcio Ltda.		99.99	99.99
NON-FINANCIAL INSTITUTIONS
Akbar – Marketing e Serviços, LDA and Subsidiaries	(2)	95.75	-
Afinco Americas Madeira, SGPS, Sociedade Unipessoal, Limitada		100.00	100.00
Itaúsa Export S.A.	(5)	22.23	22.23
Serasa – Centralização de Serviços dos Bancos S.A.	(6)	32.54	32.41
(1) Wholly-owned subsidiary as from 02/28/2003, according to Note 1.

(2) Investments purchased on 12/31/2002.

(3) Note 17.

(4) Investments purchased on 03/26/2003.

(5) Affiliated companies included in consolidation with the due authorization from CVM, for a better presentation of the economic unit. Controlled by Itaúsa - Investments Itaú S.A. (ITAÚSA).

(6) Investments with shared control, proportionally included in consolidation.
NOTE 4 – SUMMARY OF THE MAIN ACCOUNTING PRACTICES
a) Consolidation - All intercompany transactions and balances have been eliminated on consolidation. Similarly, the unrealized results arising from intercompany transactions were eliminated, and the related taxes were deferred. The effects of the foreign exchange variation on foreign investments are distributed in the accounts Statement of Income, according to the nature of the corresponding equity accounts.
Goodwill resulting from the purchase of investments is fully amortized during the years in which the purchases occur. Tax credits related to BANESTADO had a goodwill recognition limited to the goodwill determined upon purchase.
b) Interbank deposits, remunerated restricted credits – Brazilian Central Bank, loans and leasing operations, remunerated deposits, funds obtained in the open market, exchange acceptances and issue of securities, borrowings and onlendings and other receivables and payables - Transactions subject to monetary correction or foreign exchange rates are recorded at current value, calculated “pro rata die” based on the variation of contracted index. Real estate loans are adjusted to the present value of future installments. Loans and leasing operations are recorded on the accrual basis until 60 days overdue. Leasing operations are recorded at present value.
c) Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet evaluated at Market Value, according to BACEN Resolution Circular 3068, of November 8, 2001. Securities are classified in the following categories:
- trading securities – acquired to be actively and frequently traded, are adjusted to market value, as a contra-entry for the results for the period;
- securities available for sale – securities that are not intended for negotiation nor intended to be maintained through to their maturity. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity; and

- securities held to maturity – securities, except for non-redeemable shares, for which there is the intention and financial capacity of the institution to hold them in the portfolio up to their maturity, recorded only at restated cost of acquisition, not being adjusted to market value.
Gains and losses on securities available for sale, when realized, are recognized through specific identification at the date of negotiation in the statement of income, as contra-entry to a specific stockholders’ equity account.
Decreases in the market value of securities available for sale and those held up to maturity, below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.
d) Derivative Financial Instruments - These are classified on the date of their acquisition, according to management intent of using them either as a hedge or not, according to BACEN, Resolution 3082, of January 31, 2002.
Transactions involving financial instruments, carried out under customer request, at one’s own account, or which do not comply with hedging criteria (mainly derivatives used to manage the exposure to global risks) are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.
The derivatives used for protection against risk exposure or to modify the characteristics of assets and liabilities which might be highly associated to changes in market value in relation to the market value of the item being protected, both at the beginning or throughout the duration of the contract, and which are deemed as relevant to reduce the risk-related exposure being protected, are classified as a hedge, in accordance with their nature:
- Market Value Hedge - Assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.
- Cash Flows Hedge - The actual hedged amount of assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The non-hedged amount is recorded directly in the statement of income.
e) Allowance for Loan Losses - The balance of the allowance for loan losses was recorded based on an analysis of the credit risk in the loan portfolio, at an amount considered sufficient to cover loan losses according to the rules determined by BACEN Resolution 2682 of December 21, 1999, among which are:
- Provisions necessary are recorded from the date of the loan disbursements, based on periodic analysis of the quality of the client and the industry and not just in the event of default;
- Based exclusively on delinquency, write-offs of credit operations against loss may be carried out 360 days after the due date of the credit or 540 days for operations that mature after a period of 36 months. Other factors related to analysis of the quality of the client/loan may generate write-offs before these periods.
In the Statement of Income, Expenses with Allowance for Loan Losses is recorded together with Income from Recovery of Credits Written off as Loss, comprising the Result of Loan Losses.
f) Other assets - These assets are mainly comprised by assets not for use relating to real estate available for sale, received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations; and prepaid expenses, corresponding to resources applied which benefits will occur in deferred income.
g) Investments - In subsidiary and affiliated companies, investments are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost, restated up to December 31, 1995.
h) Fixed assets - These are stated at cost of acquisition or construction, less accumulated depreciation, restated up to December 31, 1995. For insurance, private pension and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. Depreciation is calculated using the straight-line method, based on monetarily corrected cost at the following annual rates:
Buildings in use			4%
Installations, furnishings, equipment and security, transportation and communication	10%	to	25%
EDP systems	20%	to	50%

i) Deferred charges - Deferred organization and expansion expenses mainly represent leasehold improvements, which are amortized on a straight line over the respective rental periods, and acquisition and development of logical systems, which are amortized on a straight-line basis over five years.
j) Technical Provisions of Insurance, Capitalization and Pension Plans - Technical provisions are set up according to criteria established by CNSP Resolution 89 of 08/19/2002, in effect as from January 1, 2003 and relate basically to:
- Insurance segment: provisions for unsettled claims set up based on the notices of loss, in an amount sufficient to cover future commitments and complemented by Provision for Incurred But Not Reported (IBNR) Claims, calculated by actuary; Provision for unearned premiums relating to the risk coverage period, and by provision for insufficient premiums, when necessary.
- Supplementary Pension Plans and Individual life insurance segments: benefits and withdrawals claimed but unpaid at the balance sheet date plus, when applicable, the corresponding charges and technical provisions set up by applying mathematical formulas, calculated by an actuary and substantiated by actuarial technical notes approved by SUSEP, denominated mathematical provisions for granted benefits, benefits to be granted, risk fluctuation and coverage for individual life plans.
- Capitalization segment: mathematical provisions for redemptions, raffles and contingencies calculated in accordance with the actuarial technical note of each plan.
k) Income Tax, Social Contribution and PIS and COFINS - These provisions were calculated according to the current legislation at the rates shown below, for effects of the related calculation bases.
Income tax	15.00%
Additional income tax	10.00%
Social Contribution	9.00%
PIS	0.65%
COFINS (1)	4.00%
(1) As from September 2003, the rate increased from 3% to 4% for financial and similar companies.
Amounts subject to litigation have been fully provisioned.
NOTE 5 - SHORT-TERM INTERBANK DEPOSITS
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	Book value	%	0 - 30	31 - 180	181 - 365	Over 365
Money market	11,610,191	52.8	11,554,799	54,836	556	-
Funded position	2,378,643	10.9	2,347,813	30,274	556	-
Financial position	9,206,986	41.9	9,206,986	-	-	-
Open account	24,562	0.0	-	24,562	-	-
Interbank deposits (*)	10,370,629	47.2	8,579,734	1,493,093	165,246	132,556
TOTAL WITH BBA AND FIAT	21,980,820		20,134,533	1,547,929	165,802	132,556
% per maturity term			91.6	7.0	0.8	0.6
TOTAL WITHOUT BBA AND FIAT	24,087,391		19,524,228	2,054,409	1,150,296	1,358,458
% per maturity term			81.1	8.5	4.8	5.6
TOTAL - 09/30/2002	10,861,009		9,235,976	1,150,428	296,595	178,010
% per maturity term			85.0	10.6	2.7	1.6

	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2003		09/30/2002
	Book value	%	Total	%
Money market	11,569,084	48.0	4,877,237	44.9
Funded position	1,897,567	8.0	896,569	8.3
Financial position	9,646,963	40.0	3,980,668	36.6
Open account	24,554	0.0	-	0.0
Interbank deposits (*)	12,518,307	52.0	5,983,772	55.1
TOTAL WITH BBA AND FIAT	24,087,391		10,861,009
% per maturity term
TOTAL WITHOUT BBA AND FIAT
% per maturity term
TOTAL - 09/30/2002
% per maturity term
(*) Includes provision for losses.

NOTE 6 - SECURITIES AND DERIVATIVES (ASSETS AND LIABILITIES)
See below the composition by type of instrument, and maturity of the portfolio of Securities and Derivatives, already adjusted to their respective market values. In the case of investments in quotas of investment funds managed by ITAÚ HOLDING and subsidiaries, securities and investments comprised in these funds portfolios are allocated in the tables below, distributed by maturity terms.
a) Summary
	ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT
	Cost	Adjustments to market value required with impact on:		Market value	%
		Net income	Stockholders’ equity
PUBLIC SECURITIES - DOMESTIC	14,000,357	6,887	532,154	14,539,398	58.8
Financial Treasury Bills	4,699,018	(21)	25,738	4,724,735	19.1
Treasury Bills	1,842,522	(13)	6,565	1,849,074	7.5
Treasury Notes	3,433,601	(250)	177,549	3,610,900	14.6
Treasury Notes - M	115,981	-	-	115,981	0.5
Central Bank Notes	1,629,102	(25)	282,239	1,911,316	7.7
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	1,870,143	6,891	48,181	1,925,215	7.8
Other	409,990	305	(8,118)	402,177	1.6
PUBLIC BONDS - FOREIGN	764,382	-	58,171	822,553	3.3
Portugal	641,514	-	57,013	698,527	2.8
Argentina (1)	92,425	-	-	92,425	0.4
Greece	14,194	-	14	14,208	0.1
Mexico	15,916	-	1,144	17,060	0.1
Other	333	-	-	333	0.0
PRIVATE SECURITIES	5,719,053	27,443	83,938	5,830,434	23.6
Bank Certificates of Deposits	1,472,502	(12)	-	1,472,490	6.0
Shares in Publicly-traded Companies	244,630	7,807	59,715	312,152	1.3
Debentures	813,035	-	(14,755)	798,280	3.2
Promissory Notes	78,962	-	-	78,962	0.3
Mortgage Bills	53,387	-	-	53,387	0.2
Rural Producer Certificate	52,506	791	(1)	53,296	0.2
Fixed Income Funds	41,626	-	-	41,626	0.2
Overseas Fixed Income Funds	1,030	-	(4)	1,026	0.0
Variable Income Funds	16,140	-	12,537	28,677	0.1
Eurobonds and others	1,767,404	18,857	27,834	1,814,095	7.3
Real Estate Receivables Certificates	967,488	-	(92)	967,396	3.9
Other	210,343	-	(1,296)	209,047	0.8
FUNDS OF PGBL/VGBL (2)	2,773,078	-	-	2,773,078	11.2
SUBTOTAL - SECURITIES	23,256,871	34,330	674,263	23,965,464	96.9
Trading securities	8,823,800	34,330	-	8,858,130	35.8
Securities available for sale	13,851,132	-	674,263	14,525,395	58.7
Securities held to maturity	581,939	-	-	581,939	2.4
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	764,170	(4,766)	-	759,404	3.1
TOTAL	24,021,040	29,564	674,263	24,724,867	100.0

Additional allowance (exceeding minimum required)				(545,000)
Reclassification of additional allowance
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				24,179,867
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	322,956	(29,370)	-	352,326	100.0

	ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT
	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720
PUBLIC SECURITIES - DOMESTIC	1,060,757	442,564	2,007,407	1,423,769	2,316,172
Financial Treasury Bills	979,485	428,006	897,986	287,742	248,325
Treasury Bills	7	-	-	238,720	1,610,347
Treasury Notes	63,119	-	608,829	-	361,780
Treasury Notes - M	9,665	-	-	9,665	19,330
Central Bank Notes	156	3,528	320,437	712,410	-
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	4,045	4,839	2,559	166,556	15,215
Other	4,280	6,191	177,596	8,676	61,175
PUBLIC BONDS - FOREIGN	2,421	1,610	24,833	89,907	60,675
Portugal	1,728	-	10,623	89,895	44,292
Argentina (1)	-	1,606	-	12	16
Greece	-	-	14,208	-	-
Mexico	693	-	-	-	16,367
Other	-	4	2	-	-
PRIVATE SECURITIES	1,825,805	611,596	339,807	376,034	398,153
Bank Certificates of Deposits	403,788	345,251	237,648	240,398	51,704
Shares in Publicly-traded Companies	312,152	-	-	-	-
Debentures	10,422	95,475	9,279	34,269	51,821
Promissory Notes	21,179	37,505	20,278	-	-
Mortgage Bills	-	-	-	-	-
Rural Producer Certificate	6,909	16,876	12,892	16,543	76
Fixed Income Funds	41,626	-	-	-	-
Overseas Fixed Income Funds	1,026	-	-	-	-
Variable Income Funds	28,677	-	-	-	-
Eurobonds and others	83,745	116,489	59,710	84,779	294,552
Real Estate Receivables Certificates	915,610	-	-	-	-
Other	671	-	-	45	-
FUNDS OF PGBL/VGBL (2)	2,773,078	-	-	-	-
SUBTOTAL - SECURITIES	5,792,808	1,055,771	2,372,046	1,889,711	2,775,001
Trading securities	4,363,232	915,754	1,185,015	791,804	137,617
Securities available for sale	1,416,731	127,824	1,163,600	1,088,242	2,446,494
Securities held to maturity	12,845	12,193	23,431	9,665	190,890
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	173,239	170,539	98,535	115,044	89,363
TOTAL	5,835,300	1,226,309	2,470,582	2,004,754	2,864,363
	23.6%	5.0%	10.0%	8.1%	11.6%
Additional allowance (exceeding minimum required)
Reclassification of additional allowance
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	52,798	65,545	33,083	61,300	50,944

	ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT
	Over 720	Market value
		09/30/2002
PUBLIC SECURITIES - DOMESTIC	7,288,729	11,383,641
Financial Treasury Bills	1,883,191	2,927,286
Treasury Bills	-	1,700,164
Treasury Notes	2,577,172	3,807,022
Treasury Notes - M	77,321	178,343
Central Bank Notes	874,785	2,174,238
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	1,732,001	428,050
Other	144,259	168,538
PUBLIC BONDS - FOREIGN	643,107	1,039,035
Portugal	551,989	828,290
Argentina (1)	90,791	51,024
Greece	-	77,560
Mexico	-	41,019
Other	327	41,142
PRIVATE SECURITIES	2,279,039	9,259,032
Bank Certificates of Deposits	193,701	3,825,614
Shares in Publicly-traded Companies	-	196,565
Debentures	597,014	735,745
Promissory Notes	-	75,701
Mortgage Bills	53,387	115,063
Rural Producer Certificate	-	65,105
Fixed Income Funds	-	23,000
Overseas Fixed Income Funds	-	108,241
Variable Income Funds	-	-
Eurobonds and others	1,174,820	2,327,661
Real Estate Receivables Certificates	51,786	1,276,717
Other	208,331	509,620
FUNDS OF PGBL/VGBL (2)	-	923,297
SUBTOTAL - SECURITIES	10,080,127	22,605,005
Trading securities	1,464,708	9,991,775
Securities available for sale	8,282,504	12,434,887
Securities held to maturity	332,915	178,343
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	112,684	1,958,342
TOTAL	10,323,559	24,563,347
	41.8%
Additional allowance (exceeding minimum required)		(2,336,000)
Reclassification of additional allowance		1,000,000
SECURITIES AND DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)		23,227,347
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	88,656	2,262,740

	ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
	Cost	Adjustments to market values required with impact on:		Market value	%
		Net income	Stockholders’ equity
PUBLIC SECURITIES - DOMESTIC	17,040,565	22,917	530,507	17,593,989	57.9
Financial Treasury Bills	5,768,538	(21)	24,215	5,792,732	19.0
Treasury Bills	3,482,522	15,661	6,566	3,504,749	11.5
Treasury Notes	3,684,268	(251)	177,390	3,861,407	12.7
Treasury Notes - M	162,294	-	-	162,294	0.5
Central Bank Notes	1,652,993	333	282,238	1,935,564	6.4
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	1,870,143	6,891	48,181	1,925,215	6.3
Other	419,807	304	(8,083)	412,028	1.4
PUBLIC SECURITIES - FOREIGN	822,258	-	58,171	880,429	2.9
Portugal	641,514	-	57,013	698,527	2.3
Argentina (1)	92,425	-	-	92,425	0.3
Greece	14,194	-	14	14,208	0.0
Mexico	15,916	-	1,144	17,060	0.1
The United States	32,123	-	-	32,123	0.1
Other	26,086	-	-	26,086	0.1
PRIVATE SECURITIES	7,537,570	26,271	90,778	7,654,619	25.2
Bank Certificates of Deposits	1,952,565	(12)	2,909	1,955,462	6.4
Shares in Publicly-traded Companies	363,855	6,390	56,465	426,710	1.4
Debentures	1,212,026	-	(18,621)	1,193,405	3.9
Promissory Notes	78,962	-	-	78,962	0.3
Mortgage Bills	53,387	-	-	53,387	0.2
Rural Producer Certificate	52,506	791	-	53,297	0.2
Fixed Income Funds	159,122	-	-	159,122	0.5
Overseas Fixed Income Funds	27,321	-	(4)	27,317	0.1
Variable Income Funds	16,140	-	12,537	28,677	0.1
Eurobonds and others	2,438,347	19,102	38,811	2,496,260	8.2
Real Estate Receivables Certificates	972,989	-	(24)	972,965	3.2
Other	210,350	-	(1,295)	209,055	0.7
FUNDS OF PGBL/VGBL (2)	2,773,078	-	-	2,773,078	9.1
SUBTOTAL - SECURITIES	28,173,471	49,188	679,456	28,902,115	95.0
Trading securities	10,911,942	49,188	-	10,961,130	36.0
Securities available for sale	15,169,355	-	679,456	15,848,811	52.1
Securities held to maturity	2,092,174	-	-	2,092,174	6.9
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	1,502,485	3,962	-	1,506,447	5.0
TOTAL	29,675,956	53,150	679,456	30,408,562	100.0

Additional allowance (exceeding minimum required)				(545,000)
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)				29,863,562
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	743,570	74,697	-	668,873	100.0

	ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720
PUBLIC SECURITIES - DOMESTIC	1,556,722	579,309	2,804,400	1,840,648	3,168,989
Financial Treasury Bills	988,484	560,809	897,988	287,816	1,093,422
Treasury Bills	449,682	-	793,055	651,665	1,610,347
Treasury Notes	94,576	-	608,830	-	361,780
Treasury Notes - M	13,524	-	-	13,524	27,049
Central Bank Notes	156	3,528	320,437	712,411	-
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	4,047	4,838	2,558	166,556	15,216
Other	6,253	10,134	181,532	8,676	61,175
PUBLIC SECURITIES - FOREIGN	2,421	33,733	24,833	89,907	60,675
Portugal	1,728	-	10,623	89,895	44,292
Argentina (1)	-	1,606	-	12	16
Greece	-	-	14,208	-	-
Mexico	693	-	-	-	16,367
The United States	-	32,123	-	-	-
Other	-	4	2	-	-
PRIVATE SECURITIES	2,043,360	601,697	336,748	1,031,428	882,472
Bank Certificates of Deposits	365,061	329,715	193,563	359,760	513,654
Shares in Publicly-traded Companies	426,710	-	-	-	-
Debentures	10,422	102,652	20,990	64,200	112,061
Promissory Notes	21,179	37,505	20,278	-	-
Mortgage Bills	-	-	-	-	-
Rural Producer Certificate	6,909	16,877	12,892	16,543	76
Fixed Income Funds	159,122	-	-	-	-
Overseas Fixed Income Funds	27,317	-	-	-	-
Variable Income Funds	28,677	-	-	-	-
Eurobonds and others	81,680	114,947	89,025	590,881	256,681
Real Estate Receivables Certificates	915,610	-	-	-	-
Other	673	1	-	44	-
FUNDS OF PGBL/VGBL (2)	2,773,078	-	-	-	-
SUBTOTAL - SECURITIES	6,375,582	1,214,738	3,165,981	2,961,983	4,112,136
Trading securities	4,891,315	1,033,020	1,978,104	1,204,829	137,662
Securities available for sale	1,441,272	137,402	1,118,782	1,588,212	3,047,424
Securities held to maturity	42,995	44,316	69,095	168,942	927,050
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	302,507	292,463	262,178	332,385	136,265
TOTAL	6,678,088	1,507,202	3,428,159	3,294,368	4,248,401
	22.0%	5.0%	11.3%	10.8%	14.0%
Additional allowance (exceeding minimum required)
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	138,840	103,722	158,912	140,863	61,155

ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
Over 720
PUBLIC SECURITIES - DOMESTIC	7,643,921
Financial Treasury Bills	1,964,213
Treasury Bills	-
Treasury Notes	2,796,221
Treasury Notes - M	108,197
Central Bank Notes	899,032
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	1,732,000
Other	144,258
PUBLIC SECURITIES - FOREIGN	668,860
Portugal	551,989
Argentina (1)	90,791
Greece	-
Mexico	-
The United States	-
Other	26,080
PRIVATE SECURITIES	2,758,914
Bank Certificates of Deposits	193,709
Shares in Publicly-traded Companies	-
Debentures	883,080
Promissory Notes	-
Mortgage Bills	53,387
Rural Producer Certificate	-
Fixed Income Funds	-
Overseas Fixed Income Funds	-
Variable Income Funds	-
Eurobonds and others	1,363,046
Real Estate Receivables Certificates	57,355
Other	208,337
FUNDS OF PGBL/VGBL (2)	-
SUBTOTAL - SECURITIES	11,071,695
Trading securities	1,716,200
Securities available for sale	8,515,719
Securities held to maturity	839,776
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)	180,649
TOTAL	11,252,344
37.0%
Additional allowance (exceeding minimum required)
DERIVATIVE FINANCIAL INSTRUMENTS (ASSETS)
DERIVATIVE FINANCIAL INSTRUMENTS (LIABILITIES)	65,381
(1) Includes the mandatory acquisition to be in compliance with the compulsory deposits (R$ 73,633) and bonus to compensate the losses with the “pesification” of credit operations (R$ 18,792).
(2) Securities portfolio of the PGBL and VGBL social security plan owned by the customers and recorded as securities, according to the SUSEP account plan, being recorded as a contra entry to Social security technical provisions.
b) Trading securities
See below the composition of the trading securities portfolio by type of securities, stated at its cost and market value, and by maturity term.
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	Cost	Allowance for adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90
PUBLIC SECURITIES - DOMESTIC	5,536,909	22,918	5,559,827	50.7	1,482,223	558,530
Financial Treasury Bills	2,711,388	(21)	2,711,367	24.7	974,768	552,286
Treasury Bills	1,878,750	15,664	1,894,414	17.3	449,685	-
Treasury Notes	434,091	(251)	433,840	4.0	53,119	-
Central Bank Notes	36,135	333	36,468	0.3	156	3,528
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	406,773	6,889	413,662	3.8	4,045	1,199
Other	69,772	304	70,076	0.6	450	1,517
PUBLIC BONDS - FOREIGN	333	(1)	332	0.0	-	3
Portugal	-	-	-	-	-	-
Greece	-	-	-	-	-	-
Mexico	-	-	-	-	-	-
Other	333	(1)	332	0.0	-	3
PRIVATE SECURITIES	2,601,622	26,271	2,627,893	24.0	636,014	474,487
Bank Certificates of Deposits	1,209,717	(12)	1,209,705	11.0	254,374	317,873
Shares in Publicly-traded Companies	151,857	6,389	158,246	1.4	158,246	-
Debentures	312,870	-	312,870	2.9	7,236	42,824
Promissory Notes	-	-	-	-	-	-
Rural Producer Certificate	52,506	791	53,297	0.5	6,909	16,877
Fixed Income Funds	143,533	-	143,533	1.3	143,533	-
Eurobonds and others	731,139	19,103	750,242	6.8	65,716	96,913
Other	-	-	-	-	-	-
FUNDS OF PGBL/VGBL	2,773,078	-	2,773,078	25.3	2,773,078	-
TOTAL	10,911,942	49,188	10,961,130	100.0	4,891,315	1,033,020
					44.6%	9.4%

	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT				WITHOUT BBA AND FIAT
	09/30/2003				09/30/2003	09/30/2002
	91 - 180	181 - 365	366 - 720	Over 720	Market value
PUBLIC SECURITIES - DOMESTIC	1,750,110	909,716	62,310	796,938	3,733,353	4,001,407
Financial Treasury Bills	895,861	247,908	14,236	26,308	2,565,006	431,733
Treasury Bills	793,055	651,665	9	-	238,736	1,623,248
Treasury Notes	14,638	-	44,742	321,341	433,651	1,143,786
Central Bank Notes	-	1,463	-	31,321	12,219	687,771
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	2,548	751	318	404,801	413,664	76,261
Other	44,008	7,929	3,005	13,167	70,077	38,608
PUBLIC BONDS - FOREIGN	2	-	-	327	333	121,172
Portugal	-	-	-	-	-	40,817
Greece	-	-	-	-	-	20,911
Mexico	-	-	-	-	-	18,302
Other	2	-	-	327	333	41,142
PRIVATE SECURITIES	227,992	295,113	75,352	918,935	2,351,366	4,945,899
Bank Certificates of Deposits	178,292	238,832	31,193	189,141	1,263,936	3,750,890
Shares in Publicly-traded Companies	-	-	-	-	155,687	77,766
Debentures	9,265	34,249	35,693	183,603	312,851	304,409
Promissory Notes	-	-	-	-	-	40,050
Rural Producer Certificate	12,892	16,543	76	-	53,296	65,105
Fixed Income Funds	-	-	-	-	38,144	20,501
Eurobonds and others	27,543	5,489	8,390	546,191	527,452	631,289
Other	-	-	-	-	-	55,889
FUNDS OF PGBL/VGBL	-	-	-	-	2,773,078	923,297
TOTAL	1,978,104	1,204,829	137,662	1,716,200	8,858,130	9,991,775
	18.0%	11.0%	1.3%	15.7%

c) Securities available for sale
See below the composition of the securities available for sale portfolio by type, stated at its cost and market values, and by maturity term.
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	Cost	Allowance for adjustments to market value (in stockholders’ equity)	Market value	%	0 - 30
PUBLIC SECURITIES - DOMESTIC	10,028,418	530,507	10,558,925	66.6	60,976
Financial Treasury Bills	2,334,931	24,215	2,359,146	14.9	13,716
Treasury Bills	1,603,772	6,566	1,610,338	10.2	-
Treasury Notes	2,682,883	177,390	2,860,273	18.0	41,457
Central Bank Notes	1,616,858	282,238	1,899,096	12.0	-
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	1,463,370	48,181	1,511,551	9.5	-
Other	326,604	(8,083)	318,521	2.0	5,803
PUBLIC BONDS - FOREIGN	764,049	58,171	822,220	5.2	2,421
Portugal	641,514	57,013	698,527	4.4	1,728
Argentina	92,425	-	92,425	0.6	-
Greece	14,194	14	14,208	0.1	-
Mexico	15,916	1,144	17,060	0.1	693
PRIVATE SECURITIES	4,376,888	90,778	4,467,666	28.2	1,377,875
Bank Certificates of Deposits	715,563	2,909	718,472	4.5	110,687
Shares in Publicly-traded Companies	211,998	56,465	268,463	1.7	268,463
Debentures	618,629	(18,621)	600,008	3.8	6
Promissory Notes	78,962	-	78,962	0.5	21,179
Mortgage Bills	53,387	-	53,387	0.3	-
Fixed Income Funds	15,589	-	15,589	0.1	15,589
Overseas Fixed Income Funds	1,030	(4)	1,026	0.0	1,026
Variable Income Funds	16,140	12,537	28,677	0.2	28,677
Eurobonds and others	1,482,251	38,811	1,521,062	9.6	15,965
Real Estate Receivables Certificates	972,989	(24)	972,965	6.1	915,610
Other	210,350	(1,295)	209,055	1.3	673
SUBTOTAL	15,169,355	679,456	15,848,811	100.0	1,441,272
Deferred taxes		(224,177)
Minority interest		(48,330)
Adjustment to BBA and FIAT with no impact on ITAÚ HOLDING		27,437
TOTAL ADJUSTMENT TO MARKET VALUE		434,386

	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	31 - 90	91 - 180	181 - 365	366 - 720	Over 720
PUBLIC SECURITIES - DOMESTIC	20,779	1,030,859	917,408	2,201,324	6,327,579
Financial Treasury Bills	8,523	2,127	39,908	356,967	1,937,905
Treasury Bills	-	-	-	1,610,338	-
Treasury Notes	-	594,192	-	160,951	2,063,673
Central Bank Notes	-	320,437	710,948	-	867,711
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	3,639	10	165,805	14,898	1,327,199
Other	8,617	114,093	747	58,170	131,091
PUBLIC BONDS - FOREIGN	1,606	24,831	89,907	60,675	642,780
Portugal	-	10,623	89,895	44,292	551,989
Argentina	1,606	-	12	16	90,791
Greece	-	14,208	-	-	-
Mexico	-	-	-	16,367	-
PRIVATE SECURITIES	115,017	63,092	580,897	785,425	1,545,360
Bank Certificates of Deposits	30	15,271	120,928	466,988	4,568
Shares in Publicly-traded Companies	-	-	-	-	-
Debentures	59,447	11,725	29,951	76,368	422,511
Promissory Notes	37,505	20,278	-	-	-
Mortgage Bills	-	-	-	-	53,387
Fixed Income Funds	-	-	-	-	-
Overseas Fixed Income Funds	-	-	-	-	-
Variable Income Funds	-	-	-	-	-
Eurobonds and others	18,034	15,818	429,974	242,069	799,202
Real Estate Receivables Certificates	-	-	-	-	57,355
Other	1	-	44	-	208,337
SUBTOTAL	137,402	1,118,782	1,588,212	3,047,424	8,515,719
Deferred taxes
Minority interest
Adjustment to BBA and FIAT with no impact on ITAÚ HOLDING
TOTAL ADJUSTMENT TO MARKET VALUE

	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2003	09/30/2002
	Market value
PUBLIC SECURITIES - DOMESTIC	10,318,384	7,203,891
Financial Treasury Bills	2,159,729	2,495,553
Treasury Bills	1,610,338	76,916
Treasury Notes	2,829,000	2,663,236
Central Bank Notes	1,899,096	1,486,467
DCB - Debt Conversion Bonds and Other Brazilian External Debt Securities	1,511,552	351,789
Other	308,669	129,930
PUBLIC BONDS - FOREIGN	822,220	917,863
Portugal	698,527	787,473
Argentina	92,425	51,024
Greece	14,208	56,649
Mexico	17,060	22,717
PRIVATE SECURITIES	3,384,791	4,313,133
Bank Certificates of Deposits	181,268	74,724
Shares in Publicly-traded Companies	156,464	118,799
Debentures	418,437	431,336
Promissory Notes	78,962	35,651
Mortgage Bills	53,387	115,063
Fixed Income Funds	3,483	2,499
Overseas Fixed Income Funds	1,026	108,241
Variable Income Funds	28,677	-
Eurobonds and others	1,286,644	1,696,372
Real Estate Receivables Certificates	967,396	1,276,717
Other	209,047	453,731
SUBTOTAL	14,525,395	12,434,887
Deferred taxes
Minority interest
Adjustment to BBA and FIAT with no impact on ITAÚ HOLDING
TOTAL ADJUSTMENT TO MARKET VALUE

d) Securities held to maturity
See below the composition of securities held to maturity portfolio by type, stated at its cost and by maturity term. The securities classified under this type, if stated at market value, would present a positive adjustment of R$ 48,637 with BBA and FIAT and of R$ 6,530 without BBA and FIAT.
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	Carrying Value	%	0 - 30	31 - 90	91 - 180	181 - 365
PUBLIC SECURITIES - DOMESTIC	1,475,238	70.5	13,524	-	23,431	13,524
Financial Treasury Bills	722,219	34.5	-	-	-	-
Treasury Notes	567,294	27.1	-	-	-	-
Treasury Notes - M (*)	162,294	7.8	13,524	-	-	13,524
Other	23,431	1.1	-	-	23,431	-
PUBLIC BONDS - FOREIGN	57,876	2.8	-	32,123	-	-
The United States	32,123	1.5	-	32,123	-	-
Other	25,753	1.2	-	-	-	-
PRIVATE SECURITIES	559,060	26.7	29,471	12,193	45,664	155,418
Bank Certificates of Deposits	27,285	1.3	-	11,812	-	-
Debentures	280,527	13.4	3,180	381	-	-
Overseas Fixed Income Funds	26,291	1.3	26,291	-	-	-
Eurobonds and others	224,957	10.8	-	-	45,664	155,418
TOTAL	2,092,174	100.0	42,995	44,316	69,095	168,942
			2.1%	2.1%	3.3%	8.1%

	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT		WITHOUT BBA AND FIAT
	09/30/2003		09/30/2003	09/30/2002
	366 - 720	Over 720	Carrying Value
PUBLIC SECURITIES - DOMESTIC	905,355	519,404	487,661	178,343
Financial Treasury Bills	722,219	-	-	-
Treasury Notes	156,087	411,207	348,249	-
Treasury Notes - M (*)	27,049	108,197	115,981	178,343
Other	-	-	23,431	-
PUBLIC BONDS - FOREIGN	-	25,753	-	-
The United States	-	-	-	-
Other	-	25,753	-	-
PRIVATE SECURITIES	21,695	294,619	94,278	-
Bank Certificates of Deposits	15,473	-	27,285	-
Debentures	-	276,966	66,993	-
Overseas Fixed Income Funds	-	-	-	-
Eurobonds and others	6,222	17,653	-	-
TOTAL	927,050	839,776	581,939	178,343
	44.3%	40.1%
(*) All securities are nominative and cannot be sold.
e) Derivative financial instruments
See below the composition of derivative financial instruments (assets and liabilities) by type, stated at its historical cost and market value, and by maturity term.
	ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
	WITH BBA AND FIAT
	09/30/2003
	Cost	Allowance for adjustment to market value (in net income)	Market value	%	0 - 30	31 - 90	91 - 180
ASSETS
Option premiums	105,746	(27,650)	78,096	5.2	8,852	22,361	6,532
Term operations	96,362	(4,545)	91,817	6.1	54,850	9,735	27,232
Swaps - difference receivable	1,013,488	28,218	1,041,706	69.1	103,969	207,962	191,108
Other	286,889	7,939	294,828	19.6	134,836	52,405	37,306
Total	1,502,485	3,962	1,506,447	100.0	302,507	292,463	262,178
					20.1%	19.4%	17.4%
LIABILITIES
Option premiums	110,039	45,254	64,785	9.7	8,493	7,636	16,282
Term operations	23,722	(981)	24,703	3.7	-	-	24,703
Swaps - difference payable	402,217	33,228	368,989	55.2	39,432	73,212	84,626
Other	207,592	(2,804)	210,396	31.5	90,915	22,874	33,301
Total	743,570	74,697	668,873	100.0	138,840	103,722	158,912
					20.8%	15.5%	23.8%

	ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
	WITH BBA AND FIAT			WITHOUT BBA AND FIAT
	09/30/2003			09/30/2003	09/30/2002
	181 - 365	366 - 720	Over 720	Market value
ASSETS
Option premiums	26,839	13,512	-	72,167	264,693
Term operations	-	-	-	67,255	907,650
Swaps - difference receivable	236,076	122,349	180,242	563,088	785,999
Other	69,470	404	407	56,894	-
Total	332,385	136,265	180,649	759,404	1,958,342
	22.1%	9.0%	12.0%
LIABILITIES
Option premiums	21,710	10,664	-	56,167	189,713
Term operations	-	-	-	-	768,360
Swaps - difference payable	57,141	49,298	65,280	291,688	1,304,667
Other	62,012	1,193	101	4,471	-
Total	140,863	61,155	65,381	352,326	2,262,740
	21.1%	9.1%	9.8%

The globalization of the markets in the last years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks mainly arising from fluctuations in interest and exchange rates and assets prices. Accordingly, ITAÚ HOLDING CONSOLIDATED is fully involved in the operation of derivative markets, either in complying with the growing clients’ needs, or in the performance of its risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivatives negotiated by the Bank are purchased for two basic purposes:
- Hedge - to perform hedge of structural portfolio, arising from commercial bank operations;
- Trading - to serve as instruments for the Bank to assume proprietary and risk management positions of the derivatives traded with large clients.
Most derivative contracts traded with clients in Brazil are swap and future contracts, which are registered at the Commodities and Futures Exchange (BM&F) or at the Clearing House for the Custody and Financial Settlement of Securities (CETIP). BM&F future contracts involving interbank rates and U.S. dollars are mainly used to lock the financing rates offered to customers with maturities or in currency which are mismatched with the resources used to fund these operations. ITAÚ HOLDING CONSOLIDATED carries out transactions overseas with futures contracts, forwards, options and swaps, with registration mainly in the stock exchanges of Chicago, New York and London.

The main risk factors of the derivatives assumed by ITAÚ HOLDING CONSOLIDATED at September 30, 2003 were related to the foreign exchange rate, interest rate, U.S. dollar and Reference Rate, Libor and variable income. The management of these and other market risk factors is supported by the infrastructure of sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to maximize the relation risk and return, even under high volatility situation.
Under regular conditions, the stock exchange prices are the best indicators of the fair value of the financial instruments. However, not all instruments have liquidity or quotes and, in this case, it is necessary to adopt current value estimates and other valuation techniques. To obtain these market values, the following criteria were adopted:
- Futures and Forward Contracts: quotes on the stock exchanges.
- Swaps: the cash flow of each part is discounted to current value, according to the corresponding interest curves, obtained based on the BM&F prices and/or market prices of the public securities for Brazilian transactions, and on the international stock exchanges prices for transactions carried out abroad.
- Options: statistical models that take over the volatility behavior of the asset objective, the interest rates, the exercise price and the spot price of the good, such as Black & Scholes model.
These financial instruments have their reference values recorded in memorandum accounts and adjustments/premiums in balance sheet accounts.
	ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
		MEMORANDUM ACCOUNT NOTIONAL VALUE	BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)	MARKET VALUE	ADJUSTMENT TO MARKET VALUE
		09/30/2003	09/30/2003	09/30/2003	09/30/2003
Future contracts		42,744,691	39,231	39,660	429
Purchase commitments		18,618,574	(12,997)	(14,348)	(1,351)
Foreign currency		6,046,298	328	158	(170)
Interbank market		8,495,284	6,318	6,496	178
Indices		3,674,563	(19,927)	(21,286)	(1,359)
Other		402,429	284	284	-
Commitments to sell		24,126,117	52,228	54,008	1,780
Foreign currency		7,982,125	453	585	132
Interbank market		9,568,364	(2,449)	(2,635)	(186)
Indices		6,229,452	55,214	57,048	1,834
Other		346,176	(990)	(990)	-
Swap contracts			611,270	672,717	61,447
Asset position		30,904,048	1,013,487	1,041,707	28,220
Foreign currency		8,493,694	246,554	367,587	121,033
Interbank market		14,054,511	702,923	572,510	(130,413)
Fixed rate		2,785,575	36,585	69,017	32,432
Indices		5,539,531	19,531	27,607	8,076
Other		30,737	7,894	4,986	(2,908)
Liability position		30,292,778	(402,217)	(368,990)	33,227
Foreign currency		10,350,990	(104,016)	(103,539)	477
Interbank market		12,057,970	(211,069)	(153,005)	58,064
Fixed rate		2,582,894	(44,073)	(83,833)	(39,760)
Indices		4,979,635	(39,507)	(31,540)	7,967
Other		321,289	(3,552)	2,927	6,479
Option contracts		9,352,104	4,295	(13,310)	(17,605)
Purchase commitments - purchased position		3,637,322	(88,720)	(59,195)	29,525
Foreign currency		1,680,518	(47,423)	(18,434)	28,989
Fixed rate		335,493	(8,252)	(3,892)	4,360
Indices		915,309	(1,176)	(483)	693
Shares		284,676	(29,476)	(33,313)	(3,837)
Other		421,326	(2,393)	(3,073)	(680)
Commitments to sell - purchased position		977,192	(17,026)	(18,900)	(1,874)
Foreign currency		238,000	(10,035)	(12,481)	(2,446)
Fixed rate		15,819	(423)	(319)	104
Indices		142,866	(471)	(492)	(21)
Shares		55,729	(3,625)	(1,728)	1,897
Other		524,778	(2,472)	(3,880)	(1,408)
Purchase position - sold position		4,179,585	85,783	40,227	(45,556)
Foreign currency		1,759,876	42,011	20,703	(21,308)
Fixed rate		993,956	30,712	8,766	(21,946)
Indices		1,153,771	2,023	1,349	(674)
Shares		119,047	7,156	7,850	694
Other		152,935	3,881	1,559	(2,322)
Commitments to sell - sold position		558,005	24,258	24,558	300
Foreign currency		36,000	259	354	95
Fixed rate		87,702	1,088	1,516	428
Indices		61,800	134	132	(2)
Shares		201,811	21,822	21,809	(13)
Other		170,692	955	747	(208)
Term
Purchase receivables - foreign currency			23,421	24,563	1,142
Commitments for payables - foreign currency			(23,722)	(24,703)	(981)
Shares			72,942	67,255	(5,687)
Other derivative financial instruments
Asset position		4,362,543	286,889	294,827	7,938
Liability position		3,322,569	(207,590)	(210,395)	(2,805)
		ASSETS	1,502,485	1,506,447	3,962
		LIABILITIES	(743,570)	(668,873)	74,697
		TOTAL	758,915	837,574	78,659
Derivative contracts mature in days as follows:
Clearing	0 - 30	31 - 180	181 -365	Over 365	09/30/2003
Futures	12,036,284	19,380,012	5,603,394	5,725,001	42,744,691
Swaps	2,815,283	12,220,518	7,132,308	7,722,452	29,890,561
Options	1,727,985	4,630,181	2,265,327	728,611	9,352,104
Other	1,506,097	3,589,465	917,211	1,672,339	7,685,112

	ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT
	MEMORANDUM ACCOUNT NOTIONAL VALUE		BALANCE SHEET ACCOUNT RECEIVABLE/RECEIVED (PAYABLE/PAID)		MARKET VALUE		ADJUSTMENT TO MARKET VALUE
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Future contracts	30,914,879	42,353,842	39,231	(108,708)	39,231	(108,708)	-	-
Purchase commitments	16,058,851	22,984,281	(12,997)	(130,958)	(12,997)	(130,958)	-	-
Foreign currency	5,959,652	1,563,868	328	(22,949)	328	(22,949)	-	-
Interbank market	7,680,667	17,076,213	6,318	(743)	6,318	(743)	-	-
Indices	2,122,223	3,749,976	(19,927)	(100,178)	(19,927)	(100,178)	-	-
Shares	-	7,636	-	(110)	-	(110)	-	-
Other	296,309	586,588	284	(6,978)	284	(6,978)	-	-
Commitments to sell	14,856,028	19,369,561	52,228	22,250	52,228	22,250	-	-
Foreign currency	7,679,911	1,777,880	453	(27,573)	453	(27,573)	-	-
Interbank market	1,525,512	15,747,458	(2,449)	(6,762)	(2,449)	(6,762)	-	-
Indices	5,304,429	1,548,548	55,214	57,078	55,214	57,078	-	-
Shares	-	28,302	-	423	-	423	-	-
Other	346,176	267,373	(990)	(916)	(990)	(916)	-	-
Swap contracts			287,734	(64,063)	271,398	(518,668)	(16,336)	(454,605)
Asset position	19,808,522	19,859,012	549,167	2,208,026	563,087	785,999	13,920	(1,422,027)
Foreign currency	7,099,219	9,758,281	129,142	2,152,580	181,303	741,860	52,161	(1,410,720)
Interbank market	7,202,233	6,914,913	377,387	22,843	287,797	24,870	(89,590)	2,027
Fixed rate	2,974,647	1,748,061	35,477	29,189	88,027	16,729	52,550	(12,460)
Indices	2,490,679	392,932	1,049	1,024	441	92	(608)	(932)
Shares	-	5,268	-	361	-	419	-	58
Other	41,744	1,039,557	6,112	2,029	5,519	2,029	(593)	-
Liability position	19,520,788	19,923,075	(261,433)	(2,272,089)	(291,689)	(1,304,667)	(30,256)	967,422
Foreign currency	6,430,703	9,766,889	(60,422)	(2,173,518)	(63,306)	(1,167,423)	(2,884)	1,006,095
Interbank market	8,453,015	6,552,434	(133,677)	(46,092)	(104,770)	(47,173)	28,907	(1,081)
Fixed rate	2,580,788	2,580,280	(31,856)	(34,050)	(96,616)	(27,585)	(64,760)	6,465
Indices	1,772,754	307,199	(32,895)	(9,075)	(33,263)	(9,549)	(368)	(474)
Other	283,528	716,273	(2,583)	(9,354)	6,266	(52,937)	8,849	(43,583)
Option contracts	6,331,011	4,233,311	(27,083)	(30,562)	(15,999)	(74,980)	11,084	(44,418)
Purchase commitments - purchased position	2,546,157	1,688,390	(68,639)	(90,176)	(53,380)	(240,049)	15,259	(149,873)
Foreign currency	1,030,273	524,549	(37,801)	(30,149)	(19,677)	(176,931)	18,124	(146,782)
Indices	915,309	559,850	(1,176)	(4,935)	(483)	(3,947)	693	988
Shares	276,676	472,964	(29,143)	(46,891)	(32,777)	(45,430)	(3,634)	1,461
Other	323,899	131,027	(519)	(8,201)	(443)	(13,741)	76	(5,540)
Commitments to sell - purchased position	701,775	912,091	(16,923)	(42,536)	(18,786)	(24,644)	(1,863)	17,892
Foreign currency	180,000	728,548	(9,605)	(14,300)	(11,939)	(821)	(2,334)	13,479
Indices	142,866	32,400	(471)	(44)	(492)	(4)	(21)	40
Shares	55,729	42,620	(3,625)	(13,575)	(1,728)	(15,997)	1,897	(2,422)
Other	323,180	108,523	(3,222)	(14,617)	(4,627)	(7,822)	(1,405)	6,795
Purchase position - sold position	2,795,822	1,045,354	36,394	48,654	34,173	141,844	(2,221)	93,190
Foreign currency	1,409,226	320,000	35,523	37,843	18,172	134,353	(17,351)	96,510
Indices	1,153,771	592,975	2,023	3,987	1,349	3,397	(674)	(590)
Shares	109,124	45,597	6,894	1,063	7,518	207	624	(856)
Other	123,701	86,782	(8,046)	5,761	7,134	3,887	15,180	(1,874)
Commitments to sell - sold position	287,257	587,476	22,085	53,496	21,994	47,869	(91)	(5,627)
Foreign currency	21,250	99,500	86	5,515	103	147	17	(5,368)
Indices	61,800	-	134	-	132	-	(2)	-
Shares	201,811	449,334	21,822	44,426	21,809	45,154	(13)	728
Other	2,396	38,642	43	3,555	(50)	2,568	(93)	(987)
Term
Purchase Receivables - Public securities			-	380,504	-	380,504	-	-
Commitments for Payables - Public securities			-	(387,856)	-	(387,856)	-	-
Sale Receivables - Shares			72,941	142,184	67,255	139,290	(5,686)	(2,894)
Sale Receivables - Public securities			-	387,856	-	387,856	-	-
Commitments for deliveries - Public securities			-	(380,504)	-	(380,504)	-	-
Other derivative financial instruments
Asset position	3,566,439	-	56,500	-	56,896	-	396	-
Liability position	1,678,557	-	(3,044)	-	(4,470)	-	(1,426)	-
		ASSETS	764,170	3,251,282	759,404	1,958,342	(4,766)	(1,292,940)
		LIABILITIES	(322,956)	(3,142,599)	(352,326)	(2,262,740)	(29,370)	879,859
		TOTAL	441,214	108,683	407,078	(304,398)	(34,136)	(413,081)
Derivative contracts mature in days as follows:
Clearing	0 - 30	31 - 180	181 - 365	Over 365	09/30/2003	09/30/2002
Futures	5,941,033	16,066,484	4,446,316	4,461,046	30,914,879	42,353,842
Swaps	2,296,481	7,566,850	3,792,627	5,603,397	19,259,355	17,650,986
Options	1,022,597	2,797,482	2,141,361	369,571	6,331,011	4,233,311
Other	963,647	2,636,283	519,082	1,125,984	5,244,996	-

f) Changes in the adjustment to market value for the period
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT
Opening balance	(1,293,254)	(1,362,115)	(907,832)
Balance arising from acquisition of FIAT	4,345	-	-
Adjustment from prior years	-	-	33,962
Increases with impact on:
Net income	673,132	654,552	(2,462,575)
Stockholders’ equity	965,986	920,968	(1,477,536)
Write-offs:
Net income	(9,133)	(5,178)	143,359
Stockholders’ equity	(81,763)	(81,760)	47,792
Permanent losses	2,991	2,991	240,800
Closing balance	262,304	129,458	(4,382,030)
Adjustment to market value	807,304	674,458	(2,046,030)
Trading securities	49,189	34,331	(192,330)
Securities available for sale	679,456	674,263	(1,440,617)
Derivative financial instruments (assets and liabilities)	78,659	(34,136)	(413,083)
Additional provision (*)	(545,000)	(545,000)	(2,336,000)
(*) Additional provision aims to cover risks of current and future fluctuation in the prices, considering the high volatility scenarios seen in the course of last year of local and international markets.
The following table shows the changes in additional provision for securities and the unrealized income of securities available for sale:
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT
	09/30/2003	09/30/2003	09/30/2002
Additional provision	545,000	545,000	2,336,000
Adjustment to securities available for sale - stockholders’ equity	679,456	674,263	(1,440,617)
Total unrealized income	1,224,456	1,219,263	895,383

NOTE 7 - LOAN, LEASE AND OTHER CREDITS
a) Summary
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003		09/30/2002
	With BBA and FIAT	Without BBA and FIAT
Loan operations	31,164,975	21,796,342	27,506,107
Lease operations	1,007,888	914,896	1,075,360
Credit card operations	2,720,597	2,720,597	2,843,739
Advances on exchange contracts (1)	1,918,668	1,383,511	1,712,618
Other credits (2) (3)	120,545	111,327	661,161
Total Operations Typified as Loans	36,932,673	26,926,674	33,798,985
Endorsements and sureties (4)	5,766,493	4,396,066	5,887,737
Total with endorsements and sureties	42,699,166	31,322,740	39,686,722
(1) Includes Advances on exchange contracts and Income receivable from advances. Recorded in Other credits/liabilities - foreign exchange portfolio.

(2) Includes securities and credits receivable, debtors from purchase of other assets, and honored endorsements and sureties.

(3) At September 30, 2002, includes R$ 471,600, relating to the purchase and sale agreement of public securities, signed with the State of Paraná, backed by shares of Companhia Paranaense de Energia - COPEL. At the end of 2002, the State of Paraná suspended the payment of the contract obligations, based on the decision of the Federal Regional Court of the 4th region, which opted for suspending the contract effectiveness, despite of the lower court has decided to suspend solely the guarantee clauses. Based on a precautionary action of the Higher Court of Justice, Banestado obtained an injunction desallowing the bank solely from the allowance for possible loan losses. Additionally, management decided to fully accrue the credit and offset it against the mentioned provision due to the expectation of long-term recovery.

(4) Recorded in memorandum accounts.
b) Loan and lease portfolio by risk level
I - Composition by type of operation and risk level
Risk levels	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	AA	A	B	C	D
Loan operations	5,210,720	12,587,844	6,687,848	2,497,222	1,455,452
Loans and discounted trade receivables	2,794,235	5,674,507	3,569,047	1,381,463	759,627
Financing	1,862,178	5,745,127	1,868,590	826,945	313,816
Farming and agribusiness industries	551,938	809,211	302,692	14,385	9,846
Real estate financing	2,369	358,999	947,520	274,429	372,163
Leasing operations	67,176	559,219	198,737	64,360	68,793
Credit card operations	-	31,194	2,063,129	116,796	172,912
Advances on exchange contracts	364,458	780,638	690,148	62,059	5,832
Other receivables	6,741	23,117	48,799	8,558	12,382
Total with BBA and FIAT	5,649,094	13,982,012	9,688,660	2,748,993	1,715,371
%	15.3	37.9	26.2	7.4	4.6
Total without BBA and FIAT	4,171,082	8,763,124	8,020,328	1,812,738	1,535,077
%	15.5	32.5	29.8	6.7	5.7
Total - 09.30.2002	8,550,733	9,037,425	8,872,349	2,313,129	1,845,592
%	25.3	26.7	26.3	6.8	5.5

Risk levels	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	E	F	G	H	Total	%
Loan operations	904,459	654,358	417,867	749,204	31,164,975	84.4
Loans and discounted trade receivables	638,711	545,907	357,112	406,631	16,127,241	43.7
Financing	42,384	62,252	41,240	236,481	10,999,015	29.8
Farming and agribusiness industries	187,785	976	616	26,041	1,903,489	5.2
Real estate financing	35,578	45,223	18,899	80,051	2,135,230	5.8
Leasing operations	5,790	7,578	2,622	33,613	1,007,888	2.7
Credit card operations	156,397	44,963	23,901	111,306	2,720,597	7.4
Advances on exchange contracts	288	-	10,411	4,834	1,918,668	5.2
Other receivables	1,689	1,692	230	17,339	120,545	0.3
Total with BBA and FIAT	1,068,623	708,592	455,032	916,296	36,932,673
%	2.9	1.9	1.2	2.5
Total without BBA and FIAT	1,006,724	616,100	317,271	684,231	26,926,674
%	3.7	2.3	1.2	2.5
Total - 09.30.2002	978,625	567,238	279,334	1,354,560	33,798,985
%	2.9	1.7	0.8	4.0

Risk levels	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2003		09/30/2002
	Total	%	Total	%
Loan operations	21,796,342	80.9	27,506,107	81.4
Loans and discounted trade receivables	12,944,740	48.1	17,744,796	52.5
Financing	4,812,882	17.9	5,664,120	16.8
Farming and agribusiness industries	1,903,490	7.1	1,623,340	4.8
Real estate financing	2,135,230	7.9	2,473,851	7.3
Leasing operations	914,896	3.4	1,075,360	3.2
Credit card operations	2,720,597	10.1	2,843,739	8.4
Advances on exchange contracts	1,383,511	5.1	1,712,618	5.1
Other receivables	111,327	0.4	661,161	2.0
Total with BBA and FIAT	26,926,674		33,798,985
%
Total without BBA and FIAT
%
Total - 09.30.2002
%

II - Composition by maturity and risk level
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	AA	A	B	C	D	E	F	G
	ABNORMAL SITUATION
Falling due installments	-	-	276,242	305,840	319,585	154,125	156,007	70,079
01 to 30	-	-	15,745	18,650	15,551	14,013	11,910	4,922
31 to 60	-	-	13,860	16,365	12,595	10,718	9,608	9,077
61 to 90	-	-	13,487	16,533	12,543	10,823	9,631	4,208
91 to 180	-	-	36,388	43,121	33,995	28,841	25,552	14,736
181 to 365	-	-	57,839	61,813	54,449	36,647	36,108	12,895
Over 365	-	-	138,923	149,358	190,452	53,082	63,198	24,241
Overdue installments	-	-	53,699	97,732	168,211	121,602	132,162	130,438
01 to 14	-	-	835	7,380	5,168	3,968	4,040	2,006
15 to 30	-	-	52,864	28,533	29,425	21,638	11,128	2,851
31 to 60	-	-	-	61,819	34,814	22,988	14,593	10,342
61 to 90	-	-	-	-	98,804	18,342	13,810	10,568
91 to 180	-	-	-	-	-	54,666	88,592	104,671
181 to 365	-	-	-	-	-	-	-	-
Over 365	-	-	-	-	-	-	-	-
SUBTOTAL WITH BBA AND FIAT	-	-	329,942	403,572	487,796	275,727	288,169	200,516
%	-	-	0.9	1.1	1.3	0.7	0.8	0.5
SUBTOTAL WITHOUT BBA AND FIAT	-	-	202,134	214,910	422,146	242,017	269,575	148,254
%	-	-	0.8	0.8	1.6	0.9	1.0	0.6
SUBTOTAL 09/30/2002	-	-	219,664	241,059	419,741	419,282	454,414	166,688
%	-	-	0.6	0.7	1.2	1.2	1.3	0.5
	NORMAL SITUATION
Falling due installments	5,637,346	13,941,469	9,295,479	2,324,228	1,164,128	772,760	390,998	253,672
01 to 30	1,260,647	2,324,211	3,772,996	430,126	460,933	177,427	65,945	32,904
31 to 60	378,731	1,044,427	778,678	242,479	68,023	45,827	18,978	1,054
61 to 90	392,072	944,258	727,891	267,666	54,011	41,024	19,219	1,078
91 to 180	746,083	2,015,446	1,206,757	287,151	122,553	107,183	49,618	114,448
181 to 365	1,269,523	2,769,567	881,575	331,622	162,086	134,489	73,325	56,205
Over 365	1,590,289	4,843,559	1,927,582	765,184	296,520	266,810	163,913	47,983
Overdue up to 14 days	11,749	40,543	63,240	21,193	63,447	20,136	29,424	843
SUBTOTAL WITH BBA AND FIAT	5,649,094	13,982,012	9,358,719	2,345,421	1,227,575	792,896	420,422	254,515
%	15.3	37.9	25.3	6.4	3.3	2.1	1.1	0.7
SUBTOTAL WITHOUT BBA E FIAT	4,171,082	8,763,124	7,818,194	1,597,828	1,112,931	764,706	346,525	169,017
%	15.5	32.5	29.0	5.9	4.1	2.8	1.3	0.6
SUBTOTAL 09/30/2002	8,550,733	9,037,425	8,652,685	2,072,070	1,425,851	559,343	112,824	112,646
%	25.3	26.7	25.6	6.1	4.2	1.7	0.3	0.3
TOTAL WITH BBA AND FIAT	5,649,094	13,982,012	9,688,660	2,748,993	1,715,371	1,068,623	708,592	455,032
%	15.3	37.9	26.2	7.4	4.6	2.9	1.9	1.2
TOTAL WITHOUT BBA AND FIAT	4,171,082	8,763,124	8,020,328	1,812,738	1,535,077	1,006,724	616,100	317,271
%	15.5	32.5	29.8	6.7	5.7	3.7	2.3	1.2
TOTAL 09/30/2002	8,550,733	9,037,425	8,872,349	2,313,129	1,845,592	978,625	567,238	279,334
%	25.3	26.7	26.3	6.8	5.5	2.9	1.7	0.8

	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT			WITHOUT BBA AND FIAT
	09/30/2003			09/30/2003		09/30/2002
	H	Total	%	Total	%	Total	%
	ABNORMAL SITUATION
Falling due installments	278,707	1,560,585	4.2	1,118,487	4.2	1,643,920	4.9
01 to 30	15,245	96,035	0.3	66,333	0.2	125,259	0.4
31 to 60	12,951	85,174	0.2	52,759	0.2	92,407	0.3
61 to 90	10,403	77,629	0.2	50,853	0.2	90,612	0.3
91 to 180	28,264	210,899	0.6	135,646	0.5	240,846	0.7
181 to 365	47,100	306,851	0.8	202,761	0.8	331,209	1.0
Over 365	164,744	783,997	2.1	610,135	2.3	763,587	2.3
Overdue installments	512,718	1,216,562	3.3	953,965	3.5	1,542,311	4.6
01 to 14	4,163	27,559	0.1	19,518	0.1	32,041	0.1
15 to 30	9,733	156,171	0.4	121,173	0.5	160,281	0.5
31 to 60	15,354	159,909	0.4	135,698	0.5	183,927	0.5
61 to 90	19,314	160,839	0.4	148,490	0.6	158,590	0.5
91 to 180	90,433	338,362	0.9	304,098	1.1	372,577	1.1
181 to 365	340,473	340,473	0.9	197,501	0.7	522,694	1.5
Over 365	33,248	33,248	0.1	27,487	0.1	112,201	0.3
SUBTOTAL WITH BBA AND FIAT	791,425	2,777,147	7.5	2,072,452	7.7	3,186,231	9.4
%	2.1	7.5
SUBTOTAL WITHOUT BBA AND FIAT	573,418	2,072,452
%	2.1	7.7
SUBTOTAL 09/30/2002	1,265,383	3,186,231
%	3.7	9.4
	NORMAL SITUATION
Falling due installments	120,210	33,900,290	91.8	24,654,547	91.6	30,317,989	89.7
01 to 30	42,138	8,567,328	23.2	7,360,509	27.3	6,829,396	20.2
31 to 60	9,330	2,587,528	7.0	1,995,080	7.4	3,074,586	9.1
61 to 90	10,650	2,457,870	6.7	1,593,025	5.9	2,018,978	6.0
91 to 180	15,086	4,664,325	12.6	2,924,662	10.9	3,031,248	9.0
181 to 365	16,887	5,695,279	15.4	3,704,689	13.8	5,150,481	15.2
Over 365	26,120	9,927,959	26.9	7,076,582	26.3	10,213,300	30.2
Overdue up to 14 days	4,661	255,236	0.7	199,675	0.7	294,765	0.9
SUBTOTAL WITH BBA AND FIAT	124,871	34,155,526	92.5	24,854,222	92.3	30,612,754	90.6
%	0.3	92.5
SUBTOTAL WITHOUT BBA E FIAT	110,813	24,854,222
%	0.4	92.3
SUBTOTAL 09/30/2002	89,177	30,612,754
%	0.3	90.6
TOTAL WITH BBA AND FIAT	916,296	36,932,673		26,926,674		33,798,985
%	2.5
TOTAL WITHOUT BBA AND FIAT	684,231	26,926,674
%	2.5
TOTAL 09/30/2002	1,354,560	33,798,985
%	4.0

c) Composition by business sector
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003				09/30/2002
	With BBA and FIAT	%	Without BBA and FIAT	%	Total	%
PUBLIC SECTOR	1,010,978	2.7	644,039	2.4	1,389,943	4.1
Chemical and Petrochemical	393,676	1.1	299,961	1.1	541,960	1.6
Others	617,302	1.7	344,078	1.3	847,983	2.5
PRIVATE SECTOR	35,921,694	97.3	26,282,636	97.6	32,409,042	95.9
CORPORATE ENTITY	21,718,037	58.8	14,675,505	54.5	20,378,045	60.3
INDUSTRY	10,214,133	27.7	7,142,003	26.5	10,562,149	31.2
Food and beverages	1,556,680	4.2	1,164,029	4.3	1,795,686	5.3
Steel and metallurgy	1,437,647	3.9	874,453	3.2	1,549,331	4.6
Chemical and Petrochemical	1,860,770	5.0	1,332,710	4.9	1,947,129	5.8
Electrical and electronic	599,678	1.6	363,086	1.3	542,475	1.6
Paper and pulp	781,182	2.1	483,974	1.8	1,100,790	3.3
Light and heavy vehicles	545,309	1.5	264,856	1.0	704,175	2.1
Textile and clothing	419,391	1.1	323,167	1.2	340,487	1.0
Mechanics	200,454	0.5	157,984	0.6	225,356	0.7
Tobbacco	491,006	1.3	490,987	1.8	444,962	1.3
Fertilizers, inseticides and crop protection	569,965	1.5	424,515	1.6	518,032	1.5
Autoparts and accessories	363,318	1.0	228,821	0.8	278,230	0.8
Construction material	404,732	1.1	319,995	1.2	535,272	1.6
Pharmaceuticals	95,200	0.3	95,121	0.4	82,142	0.2
Wood and furniture	278,139	0.8	174,607	0.6	152,321	0.5
Tractors and agribusiness machinery	139,764	0.4	122,623	0.5	37,019	0.1
Others	470,897	1.3	321,075	1.2	308,744	0.9
COMMERCE	2,299,115	6.2	1,757,627	6.5	1,864,822	5.5
Retailers	1,700,392	4.6	1,467,630	5.5	1,423,649	4.2
Wholesale	329,380	0.9	240,116	0.9	276,953	0.8
Others	269,342	0.7	49,880	0.2	164,220	0.5
SERVICES	7,209,962	19.5	4,429,000	16.4	6,770,048	20.0
Telecommunications	2,337,102	6.3	1,537,992	5.7	2,578,841	7.6
Electrical energy generation and distribution	1,582,558	4.3	818,867	3.0	1,427,327	4.2
Financial	601,823	1.6	544,079	2.0	852,604	2.5
Service companies	756,498	2.0	584,520	2.2	583,796	1.7
Contractors and real estate agents	374,056	1.0	162,203	0.6	298,383	0.9
Real estate financing (company)	88,702	0.2	88,702	0.3	158,394	0.5
Public services and concessionaires	284,736	0.8	168,847	0.6	176,911	0.5
Transportation	301,593	0.8	208,670	0.8	212,829	0.6
Communications	150,376	0.4	4,250	0.0	5,478	0.0
Others	732,518	2.0	310,871	1.2	475,484	1.4
PRIMARY SECTOR	1,804,535	4.9	1,234,905	4.6	1,045,934	3.1
Mining	301,959	0.8	135,713	0.5	150,179	0.4
Farming and live stock	1,476,875	4.0	1,094,744	4.1	892,632	2.6
Others	25,701	0.1	4,449	0.0	3,123	0.0
OTHERS	190,291	0.5	111,970	0.4	135,092	0.4
INDIVIDUALS	14,203,657	38.5	11,607,130	43.1	12,030,997	35.6
Credit cards	2,720,597	7.4	2,720,597	10.1	2,843,739	8.4
Real estate financing	2,046,528	5.5	2,046,528	7.6	2,315,457	6.9
Consumer loans/Vehicles/overdraft	9,436,532	25.6	6,840,006	25.4	6,871,800	20.3
TOTAL	36,932,673	100.0	26,926,674	100.0	33,798,985	100.0

d) Concentration of Credit (*)
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003				09/30/2002
	Risk with BBA and FIAT	% of Total	Risk without BBA and FIAT	% of Total	Risk	% of Total
Largest debtor	831,164	1.9	769,919	2.5	1,074,197	2.7
20 largest debtors	8,267,107	19.4	5,812,727	18.6	9,584,035	24.2
50 largest debtors	13,188,670	30.9	9,211,160	29.4	15,005,723	37.8
100 largest debtors	17,286,421	40.5	11,996,169	38.3	18,978,464	47.8
(*) The amounts include endorsements and sureties.
e) Allowance for loan losses
I- Changes in the allowance for loan losses
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT
Opening balance	(3,172,145)	(2,863,241)	(2,568,182)
Balance from institutions acquired	(87,832)	-	-
Extraordinary result (1)	(101,252)	(63,145)	11,679
Net increase for the period	(1,591,598)	(1,313,245)	(1,624,878)
Write-Offs (2)	1,662,507	1,544,277	919,716
Closing balance	(3,290,320)	(2,695,354)	(3,261,665)
Specific allowance (3)	(1,222,774)	(935,271)	(1,786,460)
Generic allowance (4)	(1,154,786)	(960,083)	(728,705)
Additional allowance (5)	(912,760)	(800,000)	(746,500)

(1) On September 30, 2003, including the additional provision for institutions acquired. On September 30, 2002, including the additional provision for Banco Itaú Buen Ayre, net of the foreign exchange variation effects, taken to Extraordinary result.

(2) Including additional write-offs on the allowance for loan losses, for operations that the Management considers as having low realization expectation in the long-term.
(3) For operations with past due installments for over 14 days or owed by companies which are under composition with creditors or under a bankruptcy process.

(4) For operations not covered by the previous item due to the classification of the client or operation.
(5) Refers to the provision in excess of the minimum required, recorded based on the conservative criteria adopted by management, in accordance with good banking practices, in order to cover any unexpected losses resulting from strong reversal of the economic cycle, quantified based on historical data considering loan portfolios in cases of economic crisis, including operations taking place in Argentina.

Note: The specific and generic allowances reflect the effects of increase of supplementary allowance totaling R$ 184,919 for ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT and R$ 165,439 for ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT as it does not consider the option established in article 5 of BACEN Resolution 2682, altered by article 2 of BACEN Resolution 2697 from 02/24/2002, that the loan operations with clients whose total liability is below R$ 50 (fifty thousand Reais), could be assessed given the delays defined. In addition, the generic allowance includes allowances for risks involving endorsements and sureties, recorded in memorandum accounts, and operations having their risk increased conservatively totaling R$ 100,332.

At September 30, 2003, the balance of the allowance for loan losses totaled 8.9% for ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT and 10% (9.7% at September 30, 2002) for ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT.
II - Composition of the allowance for loan losses by risk levels
		ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
Risk level	% Minimum allowance required	Portfolio balance						Total Allowance
								09/30/2003
		At 09/30/2003					At 09/30/2002	Minimum Required
		Abnormal situation (1)			Normal situation	Total		Specific	Generic
		Falling due installments	Overdue installments	Subtotal	Falling due and overdue installments
AA	0.0	-	-	-	5,649,094	5,649,094	8,550,733	-	-
A	0.5	-	-	-	13,982,012	13,982,012	9,037,425	-	(69,910)
B	1.0	276,242	53,699	329,942	9,358,719	9,688,660	8,872,349	(3,299)	(93,587)
C	3.0	305,840	97,732	403,572	2,345,421	2,748,993	2,313,129	(12,107)	(117,420)
D	10.0	319,585	168,211	487,796	1,227,575	1,715,371	1,845,592	(48,780)	(122,757)
E	30.0	154,125	121,602	275,727	792,896	1,068,623	978,625	(82,718)	(237,869)
F	50.0	156,007	132,162	288,169	420,422	708,592	567,238	(144,085)	(210,211)
G	70.0	70,079	130,438	200,516	254,515	455,032	279,334	(140,361)	(178,161)
H	100.0	278,707	512,718	791,425	124,871	916,296	1,354,560	(791,425)	(124,871)
Total		1,560,585	1,216,562	2,777,147	34,155,526	36,932,673	33,798,985	(1,222,774)	(1,154,786)
		ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
AA	0.0	-	-	-	4,171,082	4,171,082	8,550,733	-	-
A	0.5	-	-	-	8,763,124	8,763,124	9,037,425	-	(43,816)
B	1.0	160,105	42,029	202,134	7,818,194	8,020,328	8,872,349	(2,021)	(78,182)
C	3.0	148,935	65,975	214,910	1,597,828	1,812,738	2,313,129	(6,447)	(94,992)
D	10.0	262,156	159,990	422,146	1,112,931	1,535,077	1,845,592	(42,215)	(111,293)
E	30.0	128,401	113,616	242,017	764,706	1,006,724	978,625	(72,605)	(229,412)
F	50.0	141,128	128,446	269,575	346,525	616,100	567,238	(134,787)	(173,263)
G	70.0	48,891	99,363	148,254	169,017	317,271	279,334	(103,778)	(118,312)
H	100.0	228,872	344,546	573,418	110,813	684,231	1,354,560	(573,418)	(110,813)
Total		1,118,487	953,965	2,072,452	24,854,222	26,926,674	33,798,985	(935,271)	(960,083)
09/30/2002		1,643,920	1,542,311	3,186,231	30,612,754	33,798,985		(1,786,460)	(728,705)

		ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
Risk level	% Minimum allowance required	Total Allowance
		09/30/2003			09/30/2002
		Total (2)	Excess allowance (3)	Existing allowance	Existing allowance
AA	0.0	-	-	-	-
A	0.5	(69,910)	(48,543)	(118,453)	-
B	1.0	(96,886)	(242,803)	(339,689)	-
C	3.0	(129,527)	(132,232)	(261,759)	-
D	10.0	(171,537)	(243,150)	(414,687)	-
E	30.0	(320,587)	(156,407)	(476,994)	-
F	50.0	(354,296)	(72,352)	(426,648)	-
G	70.0	(318,522)	(17,273)	(335,795)	-
H	100.0	(916,296)	-	(916,296)	-
Total		(2,377,560)	(912,760)	(3,290,320)	-
		ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
AA	0.0	-	-	-	-
A	0.5	(43,816)	(35,924)	(79,740)	(80,442)
B	1.0	(80,203)	(218,373)	(298,576)	(265,284)
C	3.0	(101,439)	(87,400)	(188,839)	(179,205)
D	10.0	(153,508)	(242,773)	(396,281)	(370,093)
E	30.0	(302,017)	(152,832)	(454,849)	(458,314)
F	50.0	(308,050)	(59,115)	(367,165)	(342,731)
G	70.0	(222,090)	(3,583)	(225,673)	(211,036)
H	100.0	(684,231)	-	(684,231)	(1,354,560)
Total		(1,895,354)	(800,000)	(2,695,354)	(3,261,665)
09/30/2002		(2,515,165)	(746,500)	(3,261,665)

(1) Operations in abnormal situation are considered to be those with installments overdue for more than 14 days or assumed by or the responsibility of companies undergoing debt rehabilitation or in process of bankruptcy.

(2) Management has maintained the policy of not using classification “AA” for micro, small and medium companies, and, also for individuals. Consequently, all loan operations made with customers classified in these segments have related provisions established when the loans are granted.

(3) At BACEN’s request the provision was allocated to make explicit in each risk level the exceeding amounts quantified using the statistical models so as to evaluate the “stressed” portfolios in the market.
f) Recovery and Renegotiation of Credits
I- Composition of expense of allowance for loan losses
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and FIAT	Without BBA and FIAT
Net increase for the period	(1,591,598)	(1,313,245)	(1,624,878)
Recoveries	394,823	354,621	210,177
Renegotiation	53,109	53,109	55,881
Receipt	341,714	301,512	154,296
Expense of allowance for loan losses	(1,196,775)	(958,624)	(1,414,701)

II- Renegotiated Credits
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and FIAT	Without BBA and FIAT
Renegotiated credits	908,693	844,859	931,798
Allowance for loan losses	(371,280)	(348,526)	(505,210)
(%)	40.9	41.3	54.2

NOTE 8 – FUNDING AND BORROWINGS AND ONLENDINGS
a) Summary
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA and FIAT
	09/30/2003
	0-30	31-180	181-365	Over 365	Total	%
Deposits	27,893,698	3,417,794	1,262,596	1,839,497	34,413,585	44.0
Open market	11,092,555	3,222,919	894,528	3,083,856	18,293,858	23.5
Funds from acceptance and issuance of securities	1,130,726	1,047,625	535,085	2,635,352	5,348,788	6.9
Borrowings and onlendings	1,340,686	3,103,086	3,979,775	5,060,264	13,483,811	17.3
Securitization of payment orders abroad	-	74,032	117,281	1,490,589	1,681,902	2.2
Subordinated debts	-	75,874	39	4,694,282	4,770,195	6.1
TOTAL WITH BBA AND FIAT	41,457,665	10,941,330	6,789,304	18,803,840	77,992,139
% per maturity date	53.1	14.0	8.7	24.1
TOTAL WITHOUT BBA AND FIAT	40,546,663	9,249,658	3,831,941	15,095,569	68,723,831
% per maturity date	59.0	13.5	5.6	22.0
TOTAL - 09/30/2002	37,926,822	6,507,055	4,090,043	15,234,691	63,758,611
% per maturity date	59.5	10.2	6.4	23.9

	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2003		09/30/2002
	Total	%	Total	%
Deposits	32,234,001	46.9	32,497,732	51.0
Open market	18,206,238	26.5	12,447,241	19.5
Funds from acceptance and issuance of securities	3,922,148	5.7	4,287,110	6.7
Borrowings and onlendings	7,966,630	11.6	10,818,979	17.0
Securitization of payment orders abroad	1,681,902	2.4	1,559,144	2.4
Subordinated debts	4,712,912	6.9	2,148,405	3.4
TOTAL WITH BBA AND FIAT	68,723,831		63,758,611
% per maturity date
TOTAL WITHOUT BBA AND FIAT
% per maturity date
TOTAL - 09/30/2002
% per maturity date

b) Deposits
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	0-30	31-180	181-365	Over 365	Total	%
Demand deposits	7,099,911	-	-	-	7,099,911	20.6
Savings accounts	16,866,548	-	-	-	16,866,548	49.0
Interbank	741,905	207,848	79,777	40,287	1,069,817	3.1
Time deposits	3,185,334	3,209,946	1,182,819	1,799,210	9,377,309	27.3
TOTAL WITH BBA AND FIAT	27,893,698	3,417,794	1,262,596	1,839,497	34,413,585
% per maturity date	81.1	9.9	3.7	5.3
TOTAL WITHOUT BBA AND FIAT	27,559,512	3,226,871	1,140,851	306,767	32,234,001
% per maturity date	85.5	10.0	3.5	1.0
TOTAL - 09/30/2002	29,741,898	1,847,076	367,752	541,006	32,497,732
% per maturity date	91.5	5.7	1.1	1.7

	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2003		09/30/2002
	Total	%	Total	%
Demand deposits	6,561,551	20.3	7,662,045	23.6
Savings accounts	16,866,548	52.3	17,432,634	53.6
Interbank	2,727,621	8.5	607,064	1.9
Time deposits	6,078,281	18.9	6,795,989	20.9
TOTAL WITH BBA AND FIAT	32,234,001		32,497,732
% per maturity date
TOTAL WITHOUT BBA AND FIAT
% per maturity date
TOTAL - 09/30/2002
% per maturity date

c) Money market
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	0 - 30	31 - 180	181 - 365	Over 365	Total	%
Own portfolio	1,461,347	3,198,213	893,971	3,083,856	8,637,387	47.3
Public securities	443,284	1,059,814	-	-	1,503,098	8.2
Own issuance	502,257	1,673,317	735,696	3,047,076	5,958,346	32.7
Foreign	515,806	465,082	158,275	36,780	1,175,943	6.4
Third parties’ portfolio - public securities	9,631,207	-	-	-	9,631,207	52.6
Free portfolio - public securities	-	24,707	557	-	25,264	0.1
TOTAL WITH BBA AND FIAT	11,092,554	3,222,920	894,528	3,083,856	18,293,858
% per maturity date	60.6	17.6	4.9	16.9
TOTAL WITHOUT BBA AND FIAT	11,021,409	3,212,897	891,669	3,080,263	18,206,238
% per maturity date	60.6	17.6	4.9	16.9
TOTAL 09/30/2002	6,217,836	1,797,677	767,470	3,664,258	12,447,241
% per maturity date	50.0	14.4	6.2	29.4

	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2003		09/30/2002
	Total	%	Total	%
Own portfolio	8,533,950	46.9	8,657,342	69.6
Public securities	1,416,135	7.8	1,328,042	10.7
Own issuance	5,941,872	32.6	5,744,562	46.2
Foreign	1,175,943	6.5	1,584,738	12.7
Third parties’ portfolio - public securities	9,647,024	53.0	3,789,899	30.4
Free portfolio - public securities	25,264	0.1	-	0.0
TOTAL WITH BBA AND FIAT	18,206,238		12,447,241
% per maturity date
TOTAL WITHOUT BBA AND FIAT
% per maturity date
TOTAL 09/30/2002
% per maturity date

d) Funds from Acceptances and Issuance of Securities
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT
	09/30/2003
	0-30	31-180	181-365	Over 365	Total	%
FUNDS FROM EXCHANGE ACCEPTANCES AND MORTGAGE BILLS	-	-	-	73,241	73,241	1.4
DEBENTURES	-	13,572	-	655,593	669,165	12.5
LIABILITIES FOR SECURITIES ISSUED ABROAD	1,130,726	1,034,053	535,085	1,906,518	4,606,382	86.1
Trade Related - Issued overseas - Bankers Acceptance	50,691	45,562	-	-	96,253	1.8
Non-Trade Related	1,080,035	988,491	535,085	1,906,518	4,510,129	84.3
Issued in Brazil	957,069	56,889	15,014	12,124	1,041,096	19.4
Commercial Paper	5	20,574	12,402	-	32,981	0.6
Fixed Rate Notes	957,064	36,315	2,612	12,124	1,008,115	18.8
Issued overseas	122,966	931,602	520,071	1,894,394	3,469,033	64.9
Brazil Risk Note Programme	-	24,005	8,535	7,834	40,374	0.8
Euro CD	112,869	396,121	97,247	-	606,237	11.3
Euro Medium Term Note Programme	5,116	9,019	413,694	316,503	744,332	13.9
Euronotes	4,981	275,280	-	640,318	920,579	17.2
Fixed Rate Notes	-	226,887	-	890,249	1,117,136	20.9
Note Programme	-	290	595	39,490	40,375	0.8
TOTAL WITH BBA AND FIAT	1,130,726	1,047,625	535,085	2,635,352	5,348,788
% per maturity date	21.1	19.6	10.0	49.3
TOTAL WITHOUT BBA AND FIAT	1,013,000	631,819	21,118	2,256,211	3,922,148
% per maturity date	25.8	16.1	0.5	57.5
TOTAL - 09/30/2002	587,799	667,954	234,960	2,796,397	4,287,110
% per maturity date	13.7	15.6	5.5	65.2

	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2003		09/30/2002
	Total	%	Total	%
FUNDS FROM EXCHANGE ACCEPTANCES AND MORTGAGE BILLS	73,241	1.9	301,397	7.0
DEBENTURES	655,593	16.6	111,332	2.7
LIABILITIES FOR SECURITIES ISSUED ABROAD	3,193,314	81.5	3,874,381	90.3
Trade Related - Issued overseas - Bankers Acceptance	96,253	2.5	531,725	12.4
Non-Trade Related	3,097,061	79.0	3,342,656	77.9
Issued in Brazil	1,026,515	26.2	1,455,967	33.9
Commercial Paper	31,203	0.8	185,065	4.3
Fixed Rate Notes	995,312	25.4	1,270,902	29.6
Issued overseas	2,070,546	52.8	1,886,689	44.0
Brazil Risk Note Programme	32,541	0.8	27,830	0.6
Euro CD	-	0.0	-	0.0
Euro Medium Term Note Programme	-	0.0	-	0.0
Euronotes	920,580	23.5	998,775	23.3
Fixed Rate Notes	1,117,135	28.5	860,084	20.1
Note Programme	290	0.0	-	0.0
TOTAL WITH BBA AND FIAT	3,922,148		4,287,110
% per maturity date
TOTAL WITHOUT BBA AND FIAT
% per maturity date
TOTAL - 09/30/2002
% per maturity date

e) Borrowings and Onlendings
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT						WITHOUT BBA AND FIAT
	09/30/2003						09/30/2003
	0-30	31-180	181-365	Over 365	Total	%	Total	%
INTERBANK ONLENDINGS	-	-	28,676	-	28,676	0.2	-	-
BORROWINGS AND ONLENDINGS	1,340,686	3,103,086	3,951,099	5,060,264	13,455,135	99.8	7,966,630	100.0
Borrowings	1,253,053	2,486,195	3,491,017	2,026,855	9,257,120	68.7	4,932,673	61.9
Local	112,564	131,295	29,333	142,726	415,918	3.1	413,400	5.2
Foreign (*)	1,140,489	2,354,900	3,461,684	1,884,129	8,841,202	65.6	4,519,273	56.7
Local onlendings - Official Institutions	87,633	616,891	460,082	3,033,409	4,198,015	31.1	3,033,957	38.1
BNDES	61,658	272,952	340,473	2,243,904	2,918,987	21.6	1,983,200	24.9
FINAME	25,415	162,454	118,708	752,593	1,059,170	7.9	840,320	10.6
Others	560	181,485	901	36,912	219,858	1.6	210,437	2.6
TOTAL WITH BBA AND FIAT	1,340,686	3,103,086	3,979,775	5,060,264	13,483,811		7,966,630
% per maturity date	10.0	23.0	29.5	37.5
TOTAL WITHOUT BBA AND FIAT	952,872	2,034,160	1,663,840	3,315,758	7,966,630
% per maturity date	12.0	25.5	20.9	41.6
TOTAL - 09/30/2002	1,379,289	2,182,379	2,716,420	4,540,891	10,818,979
% per maturity date	12.7	20.2	25.1	42.0

	ITAÚ HOLDING CONSOLIDATED
	WITHOUT BBA AND FIAT
	09/30/2002
	Total	%
INTERBANK ONLENDINGS	-	-
BORROWINGS AND ONLENDINGS	10,818,979	100.0
Borrowings	7,345,555	67.9
Local	623,273	5.8
Foreign (*)	6,722,282	62.1
Local onlendings - Official Institutions	3,473,424	32.1
BNDES	2,336,203	21.6
FINAME	1,019,738	9.4
Others	117,483	1.1
TOTAL WITH BBA AND FIAT	10,818,979
% per maturity date
TOTAL WITHOUT BBA AND FIAT
% per maturity date
TOTAL - 09/30/2002
% per maturity date

(*) Foreign borrowings are represented by investments in commercial exchange operations basically related to export pre-financings and import financings.
f) Securitization of Payment Orders Abroad
Funds obtained abroad through the sale to the company Brazilian Diversified Payment Rights Finance Company of rights related to payment orders receivable abroad.
	ITAÚ HOLDING CONSOLIDATED
	WITH AND WITHOUT BBA AND FIAT
	09/30/2003
	31-180	181-365	Over 365	Total
Securitization of payment orders abroad	74,032	117,281	1,490,589	1,681,902
% per maturity date	4.4	7.0	88.6
At 09/30/2002	1,184	-	1,557,960	1,559,144
% per maturity date	0.1	-	99.9

g) Subordinated Debt
Funds obtained through the issue of subordinated debt securities, in accordance with the conditions determined by BACEN Resolution 2837, of 05/30/2001, are as follows:
	ITAÚ HOLDING CONSOLIDATED
	WITH BBA AND FIAT					WITHOUT BBA AND FIAT
	09/30/2003					09/30/2003		09/30/2002
	31-180	181-365	Over 365	Total	%	Total	%	Total	%
Bank Deposit Certificate (CDB) (1)	54,094	-	1,616,900	1,670,994	35.1	1,670,994	35.4	-	-
Debentures (2)	7,183	-	600,000	607,183	12.7	607,183	12.9	603,441	28.1
Euronotes (3)	14,370	-	1,328,275	1,342,645	28.1	1,285,362	27.3	1,544,964	71.9
Redeemable preferred shares (4)	227	39	1,149,107	1,149,373	24.1	1,149,373	24.4	-	-
TOTAL WITH BBA AND FIAT	75,874	39	4,694,282	4,770,195		4,712,912		2,148,405
% per maturity date	1.6	0.0	98.4
TOTAL WITHOUT BBA AND FIAT	72,049	39	4,640,824	4,712,912
% per maturity date	1.5	0.0	98.5
TOTAL - 09/30/2002	10,785	3,441	2,134,179	2,148,405
% per maturity date	0.5	0.2	99.3

(1) Bank Deposit Certificate:
- issued on 12/23/2002, with nominal value of R$ 850,000 with maturity date on 12/23/2009 and paying interest semi-annually at the average Interfinancial Deposit rate plus 0.87% p.a.;
- issued on 02/26/2003 as part of acquisition of investment in BBA, with nominal value of R$ 673,103 , with maturity date on 02/26/2008 and paying interest at the Interfinancial Deposit rate at the end of the period.

(2) Non-convertible debentures:
- issued on 09/01/2001, with nominal value of R$ 600,000, with maturity date on 09/01/2008, with no projected amortization or renegotiation and paying interest semi-annually at the average Interfinancial Deposit rate registered at the Securities Custody Center CETIP (CETIP-DI) plus 0.75% p.a.

(3) Euronotes:
- issued on 08/13/2001, in the amount of US$ 100,000 thousand, with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 10% p.a.;
- issued on 08/13/2001, in the amount of ¥ 30,000,000 thousand, also with maturity date on 08/15/2011 and paying interest semi-annually at the rate of 4.25% p.a.;
- issued on 06/26/2002 by BBA Nassau, in the amount of US$ 50,000 thousand, with maturity date on 06/28/2012 and paying interest semi-annually at the rate of 10.375% p.a. up to 06/28/2007 and, after this date up to maturity, at the rate of 13.625% p.a.

(4) Redeemable preferred shares:
- issued by Itau Bank, Ltd., as part of the settlement of the investment in BBA, with no voting right, in the amount of US$ 393,099 thousand, with maturity in 12.5 years and dividends calculated based on Libor rate plus 1.25% p.a., paid semi-annually.
NOTE 9 - INSURANCE, PENSION PLANS, AND CAPITALIZATION OPERATIONS
a) Breakdown of technical reserves
	ITAÚ HOLDING CONSOLIDATED
	WITH AND WITHOUT BBA AND FIAT
	09/30/2003	09/30/2002
Insurance	1,168,011	998,225
Unearned premiums	683,313	581,454
Unsettled claims	324,373	292,036
IBNR	149,471	115,195
Other	10,854	9,540
Pension plans	3,990,677	1,882,300
Mathematical reserve of benefits to be granted	3,774,838	1,741,113
Mathematical reserve of benefits granted	29,973	21,558
Financial surplus	107,117	62,828
Financial fluctuation	61,922	38,459
Other	16,827	18,342
Capitalization	927,110	884,084
Mathematical reserve of redemptions	820,375	780,625
Contingencies	90,849	84,426
Drafts	15,886	19,033
TOTAL	6,085,798	3,764,609

b) Technical provision guarantees
	ITAÚ HOLDING CONSOLIDATED
	WITH AND WITHOUT BBA AND FIAT
	INSURANCES		SOCIAL SECURITY		CAPITALIZATION
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Securities and derivative financial instruments	927,733	740,112	4,131,514	1,917,089	951,124	888,183
Credit rights	276,993	235,393	-	-	-	-
Properties	46,105	45,147	-	-	-	-
TOTAL	1,250,831	1,020,652	4,131,514	1,917,089	951,124	888,183

	ITAÚ HOLDING CONSOLIDATED
	WITH AND WITHOUT BBA AND FIAT
	TOTAL
	09/30/2003	09/30/2002
Securities and derivative financial instruments	6,010,371	3,545,384
Credit rights	276,993	235,393
Properties	46,105	45,147
TOTAL	6,333,469	3,825,924

c) Result of operations
	ITAÚ HOLDING CONSOLIDATED
	WITH AND WITHOUT BBA AND FIAT
	INSURANCES		SOCIAL SECURITY		CAPITALIZATION
	01/01 to 09/30/2003	01/01 to 09/30/2002	01/01 to 09/30/2003	01/01 to 09/30/2002	01/01 to 09/30/2003	01/01 to 09/30/2002
Premiums and contributions	1,302,492	1,066,075	1,506,868	679,258	576,417	474,884
Technical provision variation	(104,936)	(71,218)	(1,075,659)	(399,068)	(428,947)	(349,554)
Claim expenses	(698,165)	(587,686)	-	-	-	-
Selling expenses	(193,899)	(164,009)	-	-	-	-
Benefit and redemption expenses	-	-	(398,061)	(224,131)	-	-
Other income and expenses	50,883	45,071	-	-	-	-
Result of insurance, social security and capitalization operations	356,375	288,233	33,148	56,059	147,470	125,330

	ITAÚ HOLDING CONSOLIDATED
	WITH AND WITHOUT BBA AND FIAT
	TOTAL
	01/01 to 09/30/2003	01/01 to 09/30/2002
Premiums and contributions	3,385,777	2,220,217
Technical provision variation	(1,609,542)	(819,840)
Claim expenses	(698,165)	(587,686)
Selling expenses	(193,899)	(164,009)
Benefit and redemption expenses	(398,061)	(224,131)
Other income and expenses	50,883	45,071
Result of insurance, social security and capitalization operations	536,993	469,622

NOTE 10 - FOREIGN EXCHANGE PORTFOLIO
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003		09/30/2002
	With BBA and FIAT	Without BBA and FIAT
ASSETS - OTHER RECEIVABLES	7,796,186	7,882,507	6,017,774
Exchange purchase pending settlement - Foreign currency (*)	4,649,859	4,705,272	4,080,389
Foreign currency bills exchange and term document - Foreign currency	9,016	9,016	7,268
Exchange sale rights - Local currency	3,263,297	3,265,959	2,352,916
(-) Local currency advances received - Local currency	(125,986)	(97,740)	(422,799)
LIABILITIES - OTHER LIABILITIES	8,097,672	8,104,661	6,206,043
Exchange sales pending settlement - Foreign currency	3,255,904	3,258,367	2,868,482
Exchange purchase liabilities - Local currency (*)	4,835,357	4,841,709	3,259,500
Other	6,411	4,585	78,061
MEMORANDUM ACCOUNTS	138,687	81,854	37,987
Import credits outstanding - Foreign currency	112,481	57,673	21,967
Confirmed export credits - Foreign currency	26,206	24,181	16,020

(*) Net value of advances on exchange contracts included in the Loan Portfolio (Note 7).
NOTE 11 - OTHER ACCOUNTS
a) Other Receivables
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003		09/30/2002
	With BBA and Fiat	Without BBA and Fiat
Tax credits (1)	4,105,346	3,807,954	3,592,043
Social contribution to be offset (1)	1,340,613	1,307,512	1,357,352
Taxes and contributions to offset	672,369	542,903	675,668
Deposits in guarantee	2,234,708	2,174,715	2,310,721
Tax appeals	1,551,345	1,498,864	1,490,182
Labor appeals	388,060	385,418	342,816
Overseas	133,763	133,764	367,368
Other	161,540	156,669	110,355
Accounts receivable in guarantee	113,045	113,045	-
Other domestic debtors	238,920	231,543	220,399
Other foreign debtors	261,263	217,386	138,046
Options for tax incentives	46,140	43,798	60,657
Recoverable payments	30,078	30,071	30,919
Salary advances	58,350	56,105	53,980
Receivables from related companies	37,470	37,470	36,446
Other	82,447	76,093	101,346
Total	9,220,749	8,638,595	8,577,577

(1) Note 13 b I.
b) Other Liabilities - Sundry
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003		09/30/2002
	With BBA and Fiat	Without BBA and Fiat
Provision for contingent liabilities	1,546,690	1,521,661	1,263,564
Labor liabilities	1,067,095	1,055,029	904,629
Civil claims	439,862	426,899	319,314
Others	39,733	39,733	39,621
Provision for personnel	454,975	427,992	335,672
Provision for sundry payments	396,384	371,706	330,748
Liabilities for official agreements and rendering of payment services	157,686	157,686	167,385
Local sundry creditors	347,569	298,277	178,855
Foreign sundry creditors	289,164	229,444	315,459
Liabilities from purchase of assets and rights	90,455	89,465	54,225
Insurance companies	99,424	99,424	84,273
Provision for reorganization of BANESTADO and BEG	20,069	20,069	88,376
Provision to cover actuarial deficit (1)	27,500	27,500	59,303
Payables to affiliated companies	61,846	55,571	58,481
Creditors for resources to be released	19,539	19,539	21,742
Funds held for purchase consortia members	58,115	-	-
Other	6,213	6,210	6,505
Total	3,575,629	3,324,544	2,964,588

(1) Note 21c.
c) Banking Services Fees
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and Fiat	Without BBA and Fiat
Fund management fees	933,129	920,752	757,526
Consortia management fees	33,356	2,879	-
Current account service fees	702,545	702,545	627,128
Credit operations	401,701	401,701	325,317
Collection fees	238,592	238,507	213,657
Interbank charges (securites, checks and wire)	153,583	153,583	147,904
Government collection fees	122,367	122,367	114,383
Credit cards	653,520	653,520	484,491
Annual fees	255,673	255,673	229,459
Other services	397,847	397,847	255,032
Income from guarantees provided	83,011	61,750	50,186
Other services	396,832	341,907	329,452
Total	3,718,636	3,599,511	3,050,044

d) Personnel Expenses
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and Fiat	Without BBA and Fiat
Remuneration	1,219,457	1,146,681	1,109,346
Charges	367,819	342,668	351,781
Social benefits	306,384	293,510	297,042
Training	31,123	30,039	30,752
Subtotal	1,924,783	1,812,898	1,788,921
Employee resignation and labor claims	335,484	328,727	569,228
Single bonus	56,441	56,091	46,233
Total	2,316,708	2,197,716	2,404,382

e) Other Administrative Expenses
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and Fiat	Without BBA and Fiat
Data processing and telecommunications	717,370	694,314	640,236
Depreciation and amortization	440,690	431,970	411,040
Facilities	377,478	363,420	323,760
Third party services	460,800	347,887	321,754
Financial system service cost	224,867	210,420	206,995
Advertising, promotions and publications	181,250	175,933	189,795
Transport	139,676	137,343	138,137
Civil proceedings	153,267	147,696	132,129
Material	110,172	108,038	96,463
Security	93,566	92,551	94,040
Commission expenses - credit cards	49,991	49,930	64,226
Legal	41,491	34,589	38,340
Travel expenses	29,273	25,771	31,594
Other	138,806	116,795	153,558
Total	3,158,697	2,936,657	2,842,067

f) Other Operating Income
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and Fiat	Without BBA and Fiat
Reversal of operations provision	111,659	100,180	173,629
Equity share of subsidiaries and affiliates, not derived from net income	51,053	46,434	44,785
Recovery of charges and expenses	41,163	34,761	34,388
Other	92,636	35,336	260,083
Total	296,511	216,711	512,885

g) Other Operating Expenses
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and Fiat	Without BBA and Fiat
Tax charges	150,405	107,682	145,492
Provision for tax contingencies	102,459	102,459	3,425
Credit card operations	163,297	163,297	59,371
Other financial expenses	11,295	11,295	4,400
Exchange rate variation of assets and liabilities in foreign companies	48,483	48,483	115,961
Other	226,249	154,938	479,289
Total	702,188	588,154	807,938

NOTE 12 – EXTRAORDINARY RESULT
For a better analysis of the financial statements for the period, non-recurring income and expenses were segregated to the extraordinary result account, net of taxes (Income tax and Social contribution), related to the amortization of goodwill in respect to capital closing of the banks Banestado, BEG, BEMGE and acquisition of investment in FIAT, adjustment to the risk rating standard of the credit portfolios of BBA and FIAT and the reversal of the provision for legal contingency for which there is a final court decision:
Amortization of goodwill	(523,738)
Allowance for doubtful credits	(66,826)
Reversal of the provision for legal contingencies	27,091
TOTAL WITH BBA and FIAT	(563,473)
Minority interest in BBA adjustments	3,245
TOTAL WITHOUT BBA and FIAT	(560,228)

NOTE 13 - TAX
a) Composition of expenses with taxes and contributions
I) Charges with Income Tax and Social Contribution incident on operations for the period, and to offset related to temporry additions, are as follows:
Due on Operations for the Period	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and FIAT	Without BBA and FIAT
Income before Income Tax and Social Contribution	4,431,231	4,053,576	2,747,026
Charges (Income Tax and Social Contribution) at the rates of 25% and 9% (*) respectively	(1,506,619)	(1,378,216)	(933,989)
Increase/decrease in income tax and social contribution payables as a result of:
Permanent (Inclusions) Exclusions	211,602	340,779	318,248
Interest in subsidiaries and affiliates	(11,525)	96,529	135,820
Interest on own capital	234,057	225,155	90,437
Non-deductible provisions and others	(10,930)	19,095	91,991
Temporary (Inclusions) Exclusions	(239,286)	(137,554)	(478,182)
Allowance for loan losses	(234,271)	(137,253)	(164,775)
Labor provisions, tax risks and others	(5,015)	(301)	(313,407)
Expenses with Income Tax and Social Contribution	(1,534,303)	(1,174,991)	(1,093,923)
Withholding income tax on distribution of interest on own capital	(103,360)	(103,360)	(39,409)
Total Income Tax and Social Contribution	(1,637,663)	(1,278,351)	(1,133,332)
To offset related to Temporary Additions
Constitution (Reversal)of temporary additions/exclusions	241,386	137,411	478,182
Constitution (Reversal) of tax loss and negative social contribution basis	(49,814)	(2,279)	69,270
Constitution (Reversal) of others	(43,493)	(26,241)	38,701
Total tax credits	148,079	108,891	586,153

(*) According to Note 4k.
II) Composition of tax expenses:
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	With BBA and FIAT	Without BBA and FIAT
Pis and Cofins	(492,105)	(426,974)	(382,471)
Municipal taxes	(123,702)	(118,368)	(108,552)
Tax on Bank Account Outflows	(98,660)	(93,815)	(80,815)
Others	(25,717)	(25,358)	(32,879)
Total	(740,184)	(664,515)	(604,717)

b) Tax Credits
The tax credit balance segregated based on its origin and disbursements incurred (income tax and social contribution) is represented as follows:
	ITAÚ HOLDING CONSOLIDATED
	PROVISIONS		TAX CREDITS
	12/31/2002	09/30/2003	12/31/2002	Acquisition of FIAT	Realization
Tax credits - reflected in results			3,820,984	46,169	(728,775)
Related to tax losses and negative social contribution basis			865,215	-	(77,769)
Related to disbursed provisions			1,638,326	33,207	(419,893)
Allowance for loan losses			965,679	21,958	(349,883)
Adjustment to market value of trading securities and derivatives financial instruments (assets and liabilities)			180,985	2,874	(13,916)
Allowance for real estate			39,786	-	(8,072)
Others			451,876	8,375	(48,022)
Related to non-disbursed provisions (*)	4,287,130	4,885,558	1,317,443	12,962	(231,113)
Related to the operations	2,442,982	3,131,656	759,614	12,962	(231,113)
Interest on own capital	276,124	394,638	93,882	-	(93,882)
Tax risks	560,255	721,270	159,027	11,528	-
Labor contingencies	861,494	969,301	265,264	46	(67,799)
Civil contingencies	362,523	490,547	114,685	1,106	(13,774)
Others	382,586	555,900	126,756	282	(55,658)
Related to provisions in excess in relation to the minimum required not disbursed	1,844,148	1,753,902	557,829	-	-
Allowance for loan losses	840,598	912,760	260,906	-	-
Adjustment to market value of securities and derivative financial instruments	760,000	545,000	258,400	-	-
Tax contingencies	243,550	296,142	38,523	-	-
Tax credits - reflected in stockholders’ equity			97,391	-	(17,161)
Adjustment to market value of securities available for sale			97,391	-	(17,161)
(-) Reclassification to stockholders’ equity of additional
allowance for securities and derivative financial instruments(*)	(255,000)	-	(86,700)	-	-
Total	4,032,130	4,885,558	3,831,675	46,169	(745,936)
Social contribution to offset arising from option foreseen in article 8 of Provisional Measure 2.158-35, of 08/24/2001.			1,385,766	-	(45,153)

	ITAÚ HOLDING CONSOLIDATED
	TAX CREDITS
	Net movement	09/30/2003		09/30/2002
		WITH BBA and FIAT	WITHOUT BBA and FIAT
Tax credits - reflected in results	962,664	4,101,042	3,805,394	3,089,191
Related to tax losses and negative social contribution basis	27,955	815,401	797,855	865,799
Related to disbursed provisions	526,717	1,778,357	1,614,177	1,295,863
Allowance for loan losses	581,236	1,218,990	1,053,606	764,513
Adjustment to market value of trading securities and derivatives financial instruments (assets and liabilities)	(134,986)	34,957	31,604	204,325
Allowance for real estate	11,596	43,310	40,016	38,792
Others	68,871	481,100	488,951	288,233
Related to non-disbursed provisions (*)	407,992	1,507,284	1,393,362	927,529
Related to the operations	459,123	1,000,586	923,455	653,177
Interest on own capital	134,178	134,178	134,178	20,633
Tax risks	39,710	210,265	188,109	123,585
Labor contingencies	104,407	301,918	297,994	249,814
Civil contingencies	51,764	153,781	132,243	106,926
Others	129,064	200,444	170,931	152,219
Related to provisions in excess in relation to the minimum required not disbursed	(51,131)	506,698	469,907	274,352
Allowance for loan losses	21,302	282,208	245,420	231,608
Adjustment to market value of securities and derivative financial instruments	(73,100)	185,300	185,300	-
Tax contingencies	667	39,190	39,187	42,744
Tax credits - reflected in stockholders’ equity	(75,926)	4,304	2,560	502,852
Adjustment to market value of securities available for sale	(75,926)	4,304	2,560	502,852
(-) Reclassification to stockholders’ equity of additional
allowance for securities and derivative financial instruments(*)	86,700	-	-	-
Total	973,438	4,105,346	3,807,954	3,592,043
Social contribution to offset arising from option foreseen in article 8 of Provisional Measure 2.158-35, of 08/24/2001.	-	1,340,613	1,307,512	1,357,352

(*) From a financial point of view, rather than recording the provisions of R$ 4,885,558 (R$ 4,032,130 of 12/31/2002) and tax credits of R$ 1,507,284 (R$ 1,230,743 of 12/31/2002), only the difference should be considered, because the deferred tax assets would only materialize when the liability is disbursed.
II) The estimate of realization and present value of tax credits and social contribution to offset, arising from Provisional Measure 2158-35, existing at September 30, 2003, in accordance with the expectation to generate future taxable income, based on the history of profitability and technical studies of feasibility are:
Realization year	ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT				ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT
	Tax credits			Social contribution to offset	Tax credits			Social contribution to offset
	Temporary differences	Tax loss and negative basis	TOTAL		Temporary differences	Tax loss and negative basis	TOTAL
2003	1,534,766	100,762	1,635,528	38,576	1,380,706	93,514	1,474,220	25,166
2004	827,993	253,194	1,081,187	116,419	737,284	249,646	986,930	103,081
2005	336,899	332,243	669,142	132,335	318,995	331,210	650,205	127,873
2006	267,652	126,703	394,355	147,893	264,179	123,485	387,664	146,345
2007	125,888	2,499	128,387	160,571	124,529	-	124,529	160,511
2008 to 2012	196,747	-	196,747	744,819	184,406	-	184,406	744,536
Total	3,289,945	815,401	4,105,346	1,340,613	3,010,099	797,855	3,807,954	1,307,512
Present value (*)	2,985,545	721,536	3,707,081	1,047,950	2,733,824	706,900	3,440,724	1,017,915

(*) The average funding rate was used to determine the present value.
The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees among others which can vary in relation to data and actual values.

Net book value is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the development of the realization of tax credits arising from temporary differences, tax losses and negative basis are not used as indicative of future net profits.
III) Unrecognized tax credits amount to R$ 154,978 in ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT and R$ 108,116 (R$ 95,821 at 09/30/2002) in ITAÚ HOLDING CONSOLIDATED WITHOUT BBA AND FIAT.
c) Taxes and Social Securities Contributions
I) The balance of Taxes and Social Security Contributions is represented as follows:
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003		09/30/2002
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT
Taxes and contributions on income payable	876,152	504,102	527,567
Taxes and contributions payable	304,777	286,402	321,208
Provision for deferred income tax and social contribution	590,037	546,237	322,016
Provision form tax contingencies	1,913,195	1,437,127	1,220,781
Total	3,684,161	2,773,868	2,391,572

II) Change in Deferred Income Tax and Social Contribution
	ITAÚ HOLDING CONSOLIDATED
	12/31/2002	Acquisition of FIAT	Realization	Net Movement	09/30/2003 WITH BBA AND FIAT	09/30/2003 WITHOUT BBA AND FIAT	09/30/2002
Depreciation in excess - Leasing	234,971	1,828	(28,904)	24,337	232,232	230,838	232,873
Taxation on results abroad - capital gains	68,552	-	-	(5,332)	63,220	63,220	71,374
Revaluation reserve	17,082	-	(585)	365	16,862	16,862	17,649
Mark-to-market of securities available for sale	16,122	-	(16,122)	235,571	235,571	230,731	-
Mark-to-market of trading securities and derivative financial instruments	57,358	-	(53,709)	38,475	42,124	4,558	-
Other	72	-	(36)	(8)	28	28	120
Total	394,157	1,828	(99,356)	293,408	590,037	546,237	322,016

III) Change in Allowance for Tax Contingencies
The allowance for tax contingencies comprises amounts related to tax matters, where Itaú and its subsidiaries have lawsuits against tax authorities, the legality of this collection is being challenged in administrative or judicial courts.
ITAÚ HOLDING CONSOLIDATED WITH BBA AND FIAT
Balance at December 31, 2002	1,551,199
Balance from the acquisition of FIAT	106,801
Change for the period	255,195
Charges on taxes	121,172
Increases	207,362
Payment (1)	(32,292)
Reversals (2)	(41,047)
Balance at September 30, 2003	1,913,195

(1) Payments with benefits of law 10.637/02 and others.
(2) Reversal of allowance classified in extraordinary results.
d) ITAÚ HOLDING CONSOLIDATED paid or provided taxes and contributions relating to this period in the amount of R$ 2,810,400 WITH BBA AND FIAT and R$ 2,308,534 WITHOUT BBA AND FIAT (R$ 2,211,927 from 01/01 to 09/30/2002) which were levied on profits, income and payroll. Moreover, R$ 3,790,375 WITH BBA AND FIAT and R$ 3,585,018 WITHOUT BBA AND FIAT (R$ 2,957,533 from 01/01 to 09/30/02) were retained from customers and paid, which were levied directly on financial intermediation.
NOTE 14 - PERMANENT INVESTMENTS
a) Composition of investments
	Itaú Holding Consolidated
	09/30/2003		09/30/2002
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT
Investments in BBA and Fiat	-	2,912,028	-
Banco Itaú-BBA S.A. and subsidiaries	-	2,474,260	-
Banco Fiat S.A. and subsidiary	-	437,768	-
Share of equity in affiliates - domestic	113,807	113,807	108,459
AGF Brasil Seguros S.A.	113,361	113,361	105,037
Other	446	446	3,422
Share of equity in affiliates - foreign	620,697	620,697	657,577
BPI – SGPS S.A. (BPI)	617,374	617,374	655,619
Other	3,323	3,323	1,958
Other investments	237,137	220,431	148,375
Investments by tax incentives (*)	108,046	107,570	44,249
Equity securities	35,028	24,551	21,646
Shares and quotas	28,021	22,283	22,162
Other	66,042	66,027	60,318
Provision for losses	(93,435)	(92,227)	(28,314)
TOTAL	878,206	3,774,736	886,097

b) Composition of equity in income of affiliates
	Itaú Holding Consolidated
	09/30/2003		09/30/2002
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT
Banco Itaú-BBA S.A. and subsidiaries	-	283,709	-
Banco Fiat S.A. and subsidiary	-	34,098
Share of equity in affiliates - domestic	3,585	3,585	2,947
Share of equity in affiliates - foreign	(37,482)	(37,482)	396,523
Foreign exchange variation on investments	(50,154)	(50,154)	243,542
Reversal of the provision for investments	-	-	107,201
Equity in income of affiliates	12,672	12,672	45,780
Equity in the earnings of affiliates	(33,897)	283,910	399,470

NOTE 15 - RELATED PARTIES
Transactions between related parties are carried out at amounts, terms and rates in accordance with normal market practices in force in the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.
The unconsolidated related parties are the following:
- The parent company ITAÚSA, its controlling companies and non-financial subsidiaries, especially Itautec Philco S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;
- Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG), closed private pension entities, that administer supplementary retirement plans sponsored by ITAÚ HOLDING and/or its subsidiaries, as described in Note 21a; and
- Fundação Itaú Social and Instituto Itaú Cultural, entities sponsored by ITAÚ to act in their respective areas of interest, as described in Note 23e and Note 23f.
The transactions with these related parties are not significant in the overall context of ITAÚ HOLDING CONSOLIDATED operations, and besides those already mentioned above, are basically characterized by:
- Bank transactions under normal operations, in unrestricted compliance with the limits imposed by the Central Bank of Brazil (BACEN), such as movement of current accounts, investments in and redemption of securities and the provision for custody/management services.
- Purchase, lease, maintenance and techinical assistance of IT equipment from Itautec Philco S.A. and subsidiaries.
- Rental of real estates from Itaúsa, Fundação Itaubanco, FUNBEP and PREBEG.
Note 16 – Stockholders’ Equity – Itaú Holding
a) Corporate Reorganization
The Extraordinary General Meeting held on November 21, 2002, confirmed by BACEN on February 27, 2003, approved the incorporation by ITAÚ HOLDING of the entire share capital of ITAÚ, based on the equity position as at September 30, 2002, converting it into its wholly-owned subsidiary. Accordingly, ITAÚ’s stockholders had their ownership interest proportionally replaced by book shares of the same type and characteristics, issued by ITAÚ HOLDING in the proportion of one new share for each share held, based on the related appraisal report. Accordingly, ITAÚ HOLDING increased its stockholders’ equity through the capital increase and establishment of capital reserve relating to the premium on the issue of shares, net of the adjustment to market value of securities and treasury shares relating to reciprocal ownership.
The changes in stockholders’ equity of ITAÚ between September 30, 2002 and February 28, 2003, were recorded as follows: (I) the adjustment to market value of securities and derivatives and treasury shares was recorded in the respective account; (II) the changes between September 30, 2002 and December 31, 2002, relating to net income for the period, net of appropriation of interest on own capital, as adjustment to Retained earnings/accumulated losses; and (III) the changes occurred between January 1, 2003 and February 28, 2003, from net income for the period, as Equity in Income (losses) of unconsolidated investments.
During the Administrative Council’s Meeting on March 24, 2003, confirmed by the Extraordinary General Meeting held on April 9, 2003, ITAÚ HOLDING approved the incorporation of the preferred shares issued by ITAÚ in the process of the acquisition of the investment in BBA, through the exchange of book entry shares of the same type and characteristics in the proportion of one new share per each share held, resulting in an increase in stockholders’ equity through the capital increase, establishment of capital reserve relating to the premium on the issuance of shares, and payment of interest on own capital, thereby reestablishing its position as a wholly-owned subsidiary.
b) Shares
Capital comprises 116,249,622,464 book entry shares, with no par value, of which 61,351,834,948 are common and 54,897,787,516 are preferred shares with no voting rights, but with a right, in an eventual sale of control, to be included in the public offer for the acquisition of shares, in order to ensure a price equal to 80% of the amount paid per share with voting rights and part of the control block, as well as a dividend at least equal to that of the common shares.
Based on the authorizations by the Administrative Council, own shares were acquired in the period, to be kept in treasury, for further cancellation or replacement in the market, at a minimum cost of R$ 150.30, weighted average of R$ 186.08 and maximum of R$ 226.61, per lot of 1,000 common shares and at a minimum, weighted average and maximum cost of R$ 150.30 per lot of 1,000 preferred shares.

The average cost, in reais, per lot of 1,000 treasury shares at September 30, 2003, is R$ 196.32 for common shares and R$ 143.85 for preferred shares, and the market value per lot of 1,000 treasury shares is R$ 208.16 and R$ 204.00, respectively.
The table below shows the evolution of representative shares of capital and treasury shares during the period.
	NUMBER
	Common	Preferred	Total
Representative shares of capital
Number of shares at 12/31/2002	155,768,707	-	155,768,707
Incorporation of ITAÚ shares:	61,842,548,041	54,897,787,516	116,740,335,557
Extraordinary Meeting on 11/21/2002	61,842,548,041	51,452,831,516	113,295,379,557
Board Meeting on 3/24/2003 and Extra. Meet. on 4/9/2003	-	3,444,956,000	3,444,956,000
Cancellation of shares - Extraordinary Meeting - 4/30/2003	(646,481,800)	-	(646,481,800)
Number of shares on 09/30/2003	61,351,834,948	54,897,787,516	116,249,622,464
Treasury shares
Number of shares on 12/31/2002	-	-	-
Incorporation of ITAÚ shares - Extra. Meet. on 11/21/2002	51,324,668	2,132,409,816	2,183,734,484
Balance at 9/30/2002	30,961,267	2,205,119,816	2,236,081,083
Evolution from 10/1 to 2/28/2003	20,363,401	(72,710,000)	(52,346,599)
Purchase of shares	20,363,401	6,000,000	26,363,401
Disposals - Stock option plan	-	(78,710,000)	(78,710,000)
Purchase of shares	720,212,307	460	720,212,767
Disposals - Stock option plan	-	(566,990,000)	(566,990,000)
Cancellation of shares	(646,481,800)	-	(646,481,800)
Treasury shares on 09/30/2003	125,055,175	1,565,420,276	1,690,475,451
Outstanding shares on 09/30/2003	61,226,779,773	53,332,367,240	114,559,147,013

c) Dividends
Pursuant to Brazilian corporate law, preferred shares are entitled to minimum compulsory dividends of twenty-five per cent (25%) of adjusted net income for the year, and share equally with common shares in profit distribution, after distribution to the common shares of the minimum annual dividends of R$ 0.55 per thousand shares payable to preferred shareholders.
The interim dividends, which were paid as interest on own capital, amounted to R$ 0.10 per thousand shares up to 05/01/2003. The board of directors, at a meeting held on 03/24/2003, approved the increase of such dividends to R$ 0.13 per thousand shares as from 05/02/2003, based on the share ownership as of the last business day of the preceding month, which will be payable on the first business day of the subsequent month.
d) Changes in stockholders’ equity for the period
I- Changes in stockholders’ equity of ITAÚ HOLDING
	Subscribed capital	Capital reserves	Revenue reserves
BALANCES AT 01/01/2003	15,263	-	-
Incorporation of Itaú shares - Extraordinary Meeting - 11/21/2002	4,245,237	5,764,586	-
Incorporation of Itaú shares - Board meeting - 3/24 and Extra. Meet. on - 4/9/2003	519,500	2,720	-
Capital increase	519,500	2,720	-
Interest on own capital	-	-	-
Assignment of stock options - Options exercised during the period	-	-	-
Treasury shares	-	(118,687)	-
Purchase of shares	-	-	-
Cancellation of treasury shares - Meetings - 4/30/2003	-	(118,687)	-
Change in the period of adjustment to market value	-	-	-
Reversal of the provision of interest on own capital - 2002	-	-	-
Net income for the period	-	-	-
Appropriations:
Legal reserve	-	-	121,839
Statutory reserves	-	-	1,715,812
Interest on own capital paid/prepaid by Itaú/Itaú Holding	-	-	-
Interest on own capital accrued	-	-	-
BALANCES AT 09/30/2003	4,780,000	5,648,619	1,837,651

	Adjustment to market value of securities and derivatives	(Treasury shares)	Retained earnings	Total
BALANCES AT 01/01/2003	506	-	(1,239)	14,530
Incorporation of Itaú shares - Extraordinary Meeting - 11/21/2002	104,382	(263,073)	91,003	9,942,135
Incorporation of Itaú shares - Board meeting - 3/24 and Extra. Meet. on - 4/9/2003	-	-	(8,199)	514,021
Capital increase	-	-	-	522,220
Interest on own capital	-	-	(8,199)	(8,199)
Assignment of stock options - Options exercised during the period	-	29,245	-	29,245
Treasury shares	-	(15,915)	-	(134,602)
Purchase of shares	-	(134,602)	-	(134,602)
Cancellation of treasury shares - Meetings - 4/30/2003	-	118,687	-	-
Change in the period of adjustment to market value	329,498	-	-	329,498
Reversal of the provision of interest on own capital - 2002	-	-	165	165
Net income for the period	-	-	2,436,789	2,436,789
Appropriations:
Legal reserve	-	-	(121,839)	-
Statutory reserves	-	-	(1,715,812)	-
Interest on own capital paid/prepaid by Itaú/Itaú Holding	-	-	(286,228)	(286,228)
Interest on own capital accrued	-	-	(394,640)	(394,640)
BALANCES AT 09/30/2003	434,386	(249,743)	-	12,450,913

II - Reconciliation of net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED
The difference in net income and stockholders’ equity between ITAÚ HOLDING and ITAÚ HOLDING CONSOLIDATED arises from the effects of the adoption of distinct criteria for the amortization of goodwill derived from the acquisitions of investments and for the establishment of tax credits, as well as the elimination of unrealized profits arising from transactions between the consolidated companies, for which corresponding taxes have been deferred.
	Net income 01/01 to 09/30/2003	Stockholders’ equity 09/30/2003
ITAÚ HOLDING	2,436,789	12,450,913
Goodwill amortization	(196,922)	(2,262,647)
Tax credit	53,521	1,300,643
Unrealized profits	4,483	(25,104)
ITAÚ HOLDING CONSOLIDATED	2,297,871	11,463,805

e) Stock Option Plan
ITAÚ HOLDING has established a Stock Option Plan in order to involve its officers in the process to develop the institution at medium and long terms.
Up to September 30, 2003, the options developed as follows:
Issuance		Vesting period until	Exercise period until	Lots of 1,000 shares
				Exercise price restated as of 09/30/2003 (R$ 1)	Granted	Exercised	Cancelled	Not exercised
Nº	Date
1st	05/15/95	12/31/97	12/31/00	60.61	146,000	135,000	11,000	-
	05/15/95	12/31/97	12/31/01	60.61	136,000	136,000	-	-
	07/30/01	12/31/97	12/31/01	60.61	3,000	3,000	-	-
2nd	04/29/96	12/31/98	12/31/01	65.31	105,000	105,000	-	-
	04/29/96	12/31/98	12/31/02	65.31	240,000	230,000	10,000	-
	04/29/96	12/31/98	12/31/03	65.31	252,000	252,000	-	-
3rd	02/17/97	12/31/01	12/31/04	84.80	533,000	501,000	7,000	25,000
	06/22/01	12/31/01	12/31/04	84.80	8,000	8,000	-	-
	07/30/01	12/31/01	12/31/04	84.80	4,000	4,000	-	-
	10/16/01	12/31/01	12/31/04	84.80	8,500	8,500	-	-
	12/28/01	12/31/01	12/31/04	84.80	500	500	-	-
	02/08/02	12/31/01	12/31/04	84.80	3,000	3,000	-	-
4th	02/09/98	12/31/02	12/31/05	98.19	43,500	43,500	-	-
	02/09/98	12/31/02	12/31/05	98.39	535,000	459,500	8,000	67,500
	06/22/01	12/31/02	12/31/05	98.39	7,000	7,000	-	-
	07/30/01	12/31/02	12/31/05	98.39	3,000	3,000	-	-
	12/28/01	12/31/02	12/31/05	98.39	500	500	-	-
	02/08/02	12/31/02	12/31/05	98.39	3,000	3,000	-	-
5th	02/22/99	12/31/03	12/31/06	115.80	34,000	7,500	-	26,500
	02/22/99	12/31/03	12/31/06	115.99	464,100	89,200	3,400	371,500
	06/22/01	12/31/03	12/31/06	115.99	7,000	-	-	7,000
	07/30/01	12/31/03	12/31/06	115.99	3,000	-	-	3,000
	10/16/01	12/31/03	12/31/06	115.99	5,000	-	-	5,000
	12/28/01	12/31/03	12/31/06	115.99	500	-	-	500
	02/08/02	12/31/03	12/31/06	115.99	4,000	-	-	4,000
6th	02/14/00	12/31/04	12/31/07	177.06	533,200	75,200	8,900	449,100
	06/22/01	12/31/04	12/31/07	177.06	7,000	-	-	7,000
	10/16/01	12/31/04	12/31/07	177.06	5,000	-	-	5,000
	12/28/01	12/31/04	12/31/07	177.06	500	-	-	500
	02/08/02	12/31/04	12/31/07	177.06	5,000	-	-	5,000
7th	02/19/01	12/31/05	12/31/08	228.37	510,000	2,000	8,800	499,200
	02/19/01	12/31/05	12/31/08	229.48	22,000	-	-	22,000
	10/16/01	12/31/05	12/31/08	229.48	5,000	-	-	5,000
	03/10/03	12/31/05	12/31/08	228.37	6,000	-	-	6,000
8th	03/04/02	12/31/06	12/31/09	218.85	534,150	-	8,600	525,550
	03/04/02	12/31/06	12/31/09	217.52	9,000	-	-	9,000
9th	03/10/03	12/31/07	12/31/10	148.19	533,900	26,000	1,800	506,100
	03/10/03	12/31/07	12/31/10	148.30	13,500	-	-	13,500
				Total	4,732,850	2,102,400	67,500	2,562,950

The exercise price of each series is fixed taking into consideration the average stock price at the São Paulo Stock Exchange over the period from one to three months prior to the issuance of options – subject to a positive or negative adjustment of up to 20% - at the option granting date and restated by the IGP-M until the month prior to that for exercising the option.
NOTE 17 – CANCEL OF LISTED COMPANY REGISTRATION OF BANESTADO, BEG AND BEMGE
With the objective of decreasing the costs arising from the maintenance of the register as listed company and the strategic interest of Itaú Holding in being the only financial institution in the conglomerate to have shares listed in the stock exchange, it was decided that the register of BANESTADO, BEG and BEMGE as listed companies would be cancelled.

Therefore, in order to Cancel the Listed Company’s Register Itaú made a Public Offering for Acquisition of Common and Preferred Shares (“OPA”) to the shareholders of those bank’s outstanding shares, as determined in § 4 of article 4 of Law 6404/76, concluded with the auction carried out in the São Paulo Stock Exchange (BOVESPA) on August 25, 2003.
On September 18, 2003, the remaining shares were redeemed by the issuing banks to be cancelled, in conformity with § 5 of article 4, of Law nº 6404/76.
The goodwills generated by the acquisitions resulting from the OPA and the redemption of the remaining shares, in the amount of R$ 19,933, were fully amortized and allocated to Extraordinary Result.
	Number of shares	(%) *	Amount paid
BANESTADO	17,217,197	2.60	16,906
BEG	41,926,341	1.16	7,063
BEMGE	3,956,867,588	0.15	4,002
TOTAL			27,971

(*)Percentage in relation to the total capital shares of the company.
NOTE 18 – SUBSEQUENT EVENT
On October 20, 2003, a Contract was signed with AGF Brasil Seguros and AGF do Brasil Participações Ltda. for the acquisition of Banco AGF, AGF Vida e Previdência and the Group Life Portfolio of AGF Seguros.

The acquisition in the amount of R$ 243 million, with an estimated goodwill of R$ 53 million, is subject to approval by the proper authorities.
No significant changes are expected in the results for the next 12 months due to this event.

NOTE 19 - MARKET VALUE
The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ HOLDING and its subsidiaries.
The book value of each financial instrument, whether included or not in the balance sheet, when compared to the values that might be obtained in an active market, or in the absence of such markets, using the net present value of future cash flows adjusted based on the current market interest, are approximately equal to the market value, or do not have a market quotation available, except for the instruments in the table below:
	ITAÚ HOLDING CONSOLIDATED
	With BBA and FIAT				Without BBA and FIAT
	BOOK VALUE	MARKET VALUE	Unrealized income (loss) (1) (2)		BOOK VALUE
			In net income	In Stockholders’ equity
	09/30/2003				09/30/2003
Interbank deposits	10,370,629	10,378,933	8,304	8,304	12,518,307
Securities and derivatives	29,863,562	29,863,562			24,179,866
Securities unrealized result			1,273,093	593,637
Additional provision reclassification			-	-
Additional provision (exceeding minimum required)			545,000	545,000
Adjustment for securities available for sale			679,456	-
Adjustment for securities held to maturity			48,637	48,637
Loans and lease operations and other credits	33,642,353	33,835,031	192,678	192,678	24,231,320
Investment in BPI	617,374	1,031,295	413,921	413,921	617,374
Other investments	143,702	143,702	-	-	128,204
Time and interbank deposits and funds from acceptance and issuance of securities and borrowings abroad	24,637,116	24,636,359	757	757	17,247,323
Securitized payment orders abroad	1,681,902	1,625,706	56,196	56,196	1,681,902
Subordinated debts	4,770,195	4,645,109	125,086	125,086	4,712,912
Treasury stock	249,743	154,103	-	95,640	249,743
Total unrealized			2,070,034	1,486,218

	ITAÚ HOLDING CONSOLIDATED
	Without BBA and FIAT
	BOOK VALUE	MARKET		Unrealized income (loss) (1) (2)
				In net income		In stockholders’ equity
	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Interbank deposits	5,983,772	12,526,611	5,985,834	8,304	2,062	8,304	2,062
Securities and derivatives	22,227,347	24,179,866	24,563,347
Securities unrealized result				1,225,793	895,384	551,530	1,336,000
Additional provision reclassification				-		-	(1,000,000)
Additional provision (exceeding minimum required)				545,000	2,336,000	545,000	2,336,000
Adjustment for securities available for sale				674,263	(1,440,616)	-
Adjustment for securities held to maturity				6,530		6,530
Loans and lease operations and other credits	30,537,320	24,301,133	30,497,114	69,813	(40,206)	69,813	(40,206)
Investment in BPI	655,619	1,031,295	883,396	413,921	227,777	413,921	227,777
Other investments	120,060	128,204	120,885	-	825	-	825
Time and interbank deposits and funds from acceptance and issuance of securities and borrowings abroad	11,690,163	17,164,571	11,641,778	82,752	48,385	82,752	48,385
Securitized payment orders abroad	1,559,144	1,625,706	1,429,613	56,196	129,531	56,196	129,531
Subordinated debts	2,148,405	4,587,826	1,946,489	125,086	201,916	125,086	201,916
Treasury stock	263,174	249,743	258,524	-	-	95,640	(4,650)
Total unrealized				1,981,864	1,465,674	1,403,241	1,901,640

(1) Does not consider the corresponding tax effects.
(2) Includes unrealized gains to minority interest amounting to R$ 169,877 (R$ 93,481 at 09/30/2002).
To obtain the market values for these financial instruments, the following criteria were adopted:
- Interbank deposits were determined based on their nominal values, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities published in the Gazeta Mercantil on October 1, 2003 for floating-rate securities.
- Securities were stated at their market value, and Derivative Financial Instruments, according to the rules established by Circular 3068 and Circular 3082 of November 8, 2001 and January 30, 2002, respectively, issued by the Brazilian Central Bank (BACEN) are recorded at their market value, except for those classified as Held to Maturity. Government Securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Open Market Institutions (ANDIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above.
- Loans with maturity over 90 days, when available, were calculated based on their net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts).
- Other investments and equity shares in foreign subsidiary and affiliated companies (BPI) are determined based on stock market quotations, book value per share and auction quotations.
- Time and interbank deposits and funds from acceptances and issuance of securities, when available, were calculated based on their present value determined by future cash flows discounted at future market interest rates, swap market rates for fixed-rate securities, and for floating-rate securities, market interest rates for fixed-rate securities published in the Gazeta Mercantil on October 1, 2003. The effects of hedges (swap contracts) are also taken into account.
- Securitization of the Payment Orders Abroad, based on the net present value of the future cash flows estimated as from the interest curves of the indexation market places, net of the interest rates practiced in the market on the balance sheet date, considering the credit risk of the issuer, calculated based on the market price of other securities issued by the same.
- Subordinated Debts, based on the net present value of future fixed or post-fixed cash flows in foreign currency, net of the interest rates practiced in the market on the balance sheet date and considering the credit risk of the issuer. The post-fixed cash flows are estimated as from the interest curves of the indexation market places.
- Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.
NOTE 20 – RECLASSIFICATION FOR COMPARISON PURPOSES
In order to keep a comparison standard, reclassifications in the balances of September 30, 2002 were carried out as a result of the regrouping, in Balance Sheet, of the line accounts of operations typified as loans, insurance premiums receivable, domestic borrowings, credit card operations, foreign payment order securitization, and technical provisions from insurance, pension plans, and capitalization, as well a more appropriate classification of lease income, insurance pension plans, and capitalization financial income and expenses, credit recovery income, foreign exchange gains and losses, and others.
	ITAÚ HOLDING CONSOLIDATED
	Prior disclosure	Reclassifications	Reclassified balances
ASSETS
LOANS
Public sector	914,972	(914,972)	-
Private sector	28,034,821	(28,034,821)	-
(Allowance for loan losses)	(2,910,013)	2,910,013	-
LEASES
Private sector	1,075,360	(1,075,360)	-
(Allowance for lease losses)	(108,253)	108,253	-
LOANS, LEASES AND OTHER RECEIVABLES
Operations with typified as loans	-	33,798,985	33,798,985
(Allowance for loan and lease losses)	-	(3,261,665)	(3,261,665)
OTHER RECEIVABLES
Foreign exchange portfolio	7,730,392	(1,712,618)	6,017,774
Income receivable	737,604	(476,225)	261,379
Insurance premiums receivable	-	476,225	476,225
Sundry	10,777,264	(2,199,687)	8,577,577
(Allowance for loan losses)	(243,399)	243,399	-
TOTAL ASSETS	99,013,757	(138,473)	98,875,284
LIABILITIES
DEPOSITS RECEIVED UNDER SECURITIES REPURCHASE AGREEMENT
Own portfolio	8,036,270	621,072	8,657,342
Third-party portfolio	3,949,090	(159,191)	3,789,899
BORROWINGS AND ONLENDINGS
Borrowings - domestic	-	623,273	623,273
Borrowings - abroad	-	6,722,282	6,722,282
Onlendings from public institutions	-	3,473,424	3,473,424
BORROWINGS	7,345,555	(7,345,555)	-
ONLENDING BORROWINGS FROM PUBLIC INSTITUTIONS	3,473,424	(3,473,424)	-
TECHNICAL PROVISIONS OF INSURANCE, PENSION PLAN AND CAPITALIZATION	3,260,582	504,027	3,764,609
OTHER LIABILITIES
Taxes and social security	2,303,093	88,479	2,391,572
Negotiation and intermediation of securities	1,993,129	(1,559,144)	433,985
Technical provisions for insurance, pension plan and capitalization	504,027	(504,027)	-
Credit card operations	-	1,814,240	1,814,240
Securitized payment orders abroad	-	1,559,144	1,559,144
Sundry	5,466,603	(2,502,016)	2,964,587
DEFERRED INCOME	40,982	(1,057)	39,925
TOTAL LIABILITIES	99,013,757	(138,473)	98,875,284
STATEMENT OF INCOME
INCOME FROM FINANCIAL OPERATIONS
Loans	11,436,294	49,145	11,485,439
Leases	714,776	(452,885)	261,891
Securities	9,706,159	(264,510)	9,441,649
Insurance, pension plan and capitalization financial income	-	442,595	442,595
Foreign exchange portfolio	286,202	(33,789)	252,413
EXPENSES FROM FINANCIAL OPERATIONS
Money market	(10,749,568)	(21,730)	(10,771,298)
Insurance, pension plan and capitalization financial expenses	-	(178,085)	(178,085)
Borrowings, assignments and onlendings	(4,466,719)	(237,797)	(4,704,516)
Leases	(452,885)	452,885	-
Allowance for loan losses	(1,624,878)	1,624,878	-
NET INCOME FROM FINANCIAL OPERATIONS BEFORE LOAN LOSSES	5,072,532	1,380,707	6,453,239
LOAN LOSSES
Allowance for loan losses expenses	-	(1,624,878)	(1,624,878)
Income from recovery of loans written off as losses	-	210,177	210,177
GROSS INCOME FROM FINANCIAL OPERATIONS	5,072,532	(33,994)	5,038,538
OTHER OPERATING INCOME (EXPENSES)	(2,261,077)	33,994	(2,227,083)
Banking services fees	3,041,897	8,147	3,050,044
Other operating income (expenses)	(320,900)	25,847	(295,053)
NET INCOME	1,687,283	-	1,687,283

NOTE 21 – BENEFITS TO EMPLOYEES
Under the terms of CVM Deliberation 371, dated December 13, 2000, we present the policies adopted by ITAÚ HOLDING and its subsidiaries regarding to benefits to employees, as well as the accounting procedures adopted:
a) Supplementary retirement benefits:
ITAÚ HOLDING and its subsidiaries sponsors supplementary retirement plans managed by the closed private pension entities Fundação Itaubanco, FUNBEP – Multi-sponsored Pension Fund and Employees’ Social Security Savings of BEG (PREBEG). The main purpose of these entities is to grant life annuity benefits FUNBEP, PREBEG and the plan of Fundação Bemge de Seguridade Social (FASBEMGE) also grant death benefits in order to supplement the retirement paid by the Social Security. All of these plans are closed to new participants.
As regards the new employees hired after August 1, 2002, they have the option to participate in a defined contribution plan (PGBL) managed by Itaú Previdência e Seguros S.A..
During the period, the contributions paid totaled R$ 19,415 (R$ 22,043 from January 1 to September 30, 2002). The contribution rate increases based on the beneficiary’s salary.
b) Post-employment benefits:
ITAÚ HOLDING subsidiaries do not sponsor other post-employment benefits, except in those cases arising from maintenance obligations according to the acquisition agreements signed by ITAÚ, under the terms and conditions established, in which health plans are totally or partially sponsored for retired workers and beneficiaries. During the period, the contributions made totaled R$ 6,365 (R$ 3,879 from January 1 to September 30, 2002). The contribution rate increases based on the beneficiary’s age.
c) Net amount of assets and actuarial liabilities of the benefit plans:
The assets and actuarial liabilities calculated in conformity with the criteria established by CVM Deliberation 371/2000 are summarized below.

	09/30/2003	09/30/2002
Net assets of the plans	6,432,118	5,068,295
Actuarial liabilities	(5,282,522)	(4,988,096)
Surplus (1)	1,149,596	80,199

(1) According to paragraph 49.g of the attachment to the CVM Resolution 371/00, the net assets were not recognized.
In addition to the reserve kept by the plans, the sponsors have provisions in the amount of R$ 27,500 (R$ 59,303 at September 30, 2002) to cover insufficient actuarial reserves.

d) Performance of Net assets and Actuarial Liabilities, and Excess of Assets over Liabilities
DESCRIPTION	01/01 to 09/30/2003			01/01 to 09/30/2002
	Assets	Actuarial Liabilities	Excess	Assets	Actuarial Liabilities	Excess
Present value-beginning of the period	5,541,053	(4,989,799)	551,254	4,858,498	(4,674,431)	184,067
Adjustments in the period (1)	-	16,597	16,597	-	(38,782)	(38,782)
Expected return from assets/Cost of current service + Interest	503,965	(498,725)	5,240	441,507	(442,379)	(872)
Benefits paid	(189,405)	189,405	-	(167,197)	167,197	-
Contributions employer/Participants	44,261	-	44,261	45,696	-	45,696
Gains/(Losses) in the period	532,244	-	532,244	(110,208)	299	(109,909)
Present value-end of period	6,432,118	(5,282,522)	1,149,596	5,068,295	(4,988,096)	80,199

(1) Adjustments arising from the review of the scope of assumed commitments and related effects on actuarial computations.
e) Main assumptions used in actuarial assessment

History	09/30/2003	09/30/2002
Discount rate (1)	10.24 % p.a.	10.24 % p.a.
Return rate expected for the assets	12.32 % p.a.	12.32 % p.a.
Turnover (2)	Exp. Itaú 99/01	Exp. Itaú 96/98
Future salary growth	7.12 % p.a.	8.16 % p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00 % p.a.
Inflation	4.00 % p.a.	4.00 % p.a.
Actuarial method	Projected Unit Credit. (3)	Projected Unit Credit. (3)

(1) Considering the plans managed by FUNBEP and PREBEG, sponsored by BANESTADO and BEG, it was used, as from December 31, 2002, the discount rate of 11.80% p.a. and 12.32% p.a., respectively, which considers the weighted average return rate expected for the assets of the mentioned plans, including fixed income securities with terms compatible with those of the actuarial obligations.
(2) The turnover assumption is based on the effective participants of Banco Itaú S.A., resulting in an average of 2.0% p.a. in exp. Itaú 1999/2001 and 3.7% p.a. in exp. Itaú 1996/1998 98.
(3) Using the Projected Unit Credit method, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the time of service in the company at the assessment date and the time of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed along the years each participant is employed.
NOTE 22 - STRATEGIC ALLIANCE WITH AMERICA ONLINE LATIN AMERICA INC.
On June 12, 2000, a strategic alliance with America Online Latin America Inc. (AOLA) was established through a joint venture made by America Online Inc. and by the Cisneros group for providing interactive services in Latin America. Itaú purchased 12% of stockholding interest in the capital of AOLA (representing 31,700,000 class A common shares). Itaú and America Online Brasil Ltd. (AOLB), a subsidiary of AOLA, contracted the rendering of interactive and marketing services by Itaú. The acquisition of shares did not imply a monetary disbursement, since a payment related to the services rendering agreement was received at the time of the subscription, at an equal amount. The transaction is subject to restrictions and goals to be complied with under the contractual term of five years.
In March 2001, a further 4,237,840 class A common shares were acquired due to a capital increase after a joint decision with AOL and with the companies belonging to the Cisneros group.
The amount related to the agreement was received in advance and recorded in our financial statements offsetting the cost of share purchase.
On September 30, 2003, the shares of AOLA were traded at US$ 1.0500. However, considering the volatility currently affecting the North American stock market, prone to major fluctuations in stock prices, a provision of R$ 333,035 was set up, based on the market price at June 30, 2003, when share traded at US$ 0.6010, so that the strategic alliance’s net assets are no higher than their market value on that date.
Base date	U.S. Dollar rate	Share market rate (US$)	Thousand shares	Unit cost (US$)	Share portfolio cost	Set up provision	Reducing account	Net assets	Market value of shares
08/15/2000	1.7938	8.0000	31,700	8.000	454,912	-	(454,836)	76	454,912
12/29/2000	1.9554	2.6880	31,700	8.000	495,889	-	(438,325)	57,564	166,619
06/29/2001	2.3049	8.9900	35,938	8.000	662,665	-	(427,034)	235,631	744,670
12/31/2001	2.3204	4.5500	35,938	6.858	571,886	-	(393,185)	178,701	379,425
06/28/2002	2.8444	0.6400	35,938	6.858	701,031	(260,000)	(376,667)	64,364	65,422
09/30/2002	3.8949	0.2450	35,938	6.675	934,388	(529,369)	(370,725)	34,294	34,294
12/31/2002	3.5333	0.3700	35,938	6.675	847,640	(433,974)	(366,683)	46,983	46,983
06/30/2003	2.8720	0.6010	35,938	6.675	688,993	(307,693)	(319,269)	62,031	62,031
09/30/2003	2.9234	1.0500	35,938	6.683	702,093	(333,035)	(305,917)	63,141	110,314

NOTE 23 - ADDITIONAL INFORMATION
a) ITAÚ HOLDING, through its subsidiaries, manages the following types of investment funds: privatization, fixed income, shares, open portfolios shares, investment clubs, its customers’ and Group portfolios, domestic and foreign, distributed, as follows:
	Amount		Amount (*)		Amount of funds
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Investment funds	66,905,778	47,961,047	66,905,778	47,961,047	665	615
Fixed income	64,996,540	46,340,932	64,996,540	46,340,932	593	518
Shares	1,909,238	1,620,115	1,909,238	1,620,115	72	97
Managed portfolios	20,706,826	17,306,438	4,894,951	6,932,230	2,193	3,326
Customers	11,137,666	9,974,005	2,899,974	2,896,795	2,142	3,279
Itaú group	9,569,160	7,332,433	1,994,977	4,035,435	51	47
TOTAL	87,612,604	65,267,485	71,800,729	54,893,277	2,858	3,941

(*) After elimination of double countings related to the investment of managed portfolios in investment funds.
b) Funds from Consortia
	With FIAT	Without FIAT
Monthly estimate of installments receivable from participants	27,662	3,602
Group liabilities by installments	973,310	185,052
Participants - assets to be delivered	867,095	179,009
Funds available for participants	94,990	6,029
In numbers
Number of managed groups	979	164
Number of current participants	114,942	17,257
Number of assets to be delivered to participants	59,864	16,221

c) Despite the low risk exposure due to non-physical concentration of its assets, ITAÚ HOLDING and its subsidiaries’ policy is to assure its values and assets at amounts considered sufficient to cover possible claims.

d) The balances in Reais linked to foreign currency were:
	ITAÚ HOLDING CONSOLIDATED
	09/30/2003		09/30/2002
	With BBA and FIAT	Without BBA and FIAT
Permanent foreign investment (*)	6,416,696	5,157,354	7,135,341
Net amount of assets and liabilities linked to foreign currency, including derivatives	(5,921,602)	(4,556,242)	(6,295,997)
Net foreign exchange position	495,094	601,112	839,344

(*) Not considering the participation of the other shareholders of Banco Itaú Europa, the net foreign exchange position would be R$ (162,067) in ITAÚ HOLDING CONSOLIDATED with BBA and FIAT and R$ (56,049) in ITAÚ HOLDING CONSOLIDATED without BBA and FIAT (R$ 121,110 at 09/30/2002).
e) ITAÚ is the main sponsor of Fundação Itaú Social, whose objectives are: 1) managing “Itaú Social Program” which aims at coordinating the organization’s role in projects of interest for the community by supporting or developing social, scientific and cultural projects, mainly in the basic education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the “Itaú Social Program” and 3) providing food and other similar benefits to the employees of Itaú and other group companies. Income arising from the investment of the foundation properties (of R$ 231 million at September 30, 2003) made it self-sufficient to perform its objectives. During this period no donations were made.
f) ITAÚ is the founding member and supporter of Instituto Itaú Cultural – IIC, an entity formed to grant incentives, promote and preserve the cultural heritage of Brazil. During the period, the consolidated companies donated to IIC the amount of R$ 9,988 (R$ 14,033 from January 1 to September 30, 2002).
g) Full provision has been made for the amount of commissions receivable relating to services rendered to the Social Security (INSS), comprising the period from January 2002 to September 2003, at R$ 92,845 (R$ 79,498 corresponding to the periods from May to November 2000 and from January to September 2002, at 09/30/2002).
NOTE 24 – ADDITIONAL INFORMATION ON AFFILIATES AND SUBSIDIARIES
In order to allow a better analysis of the financial situation of the group, we present below a summary of accounting information, which has been consolidated according to the activities of the corresponding companies, as well as foreign branches and fina.
a) Consolidated credit card companies and insurance, capitalization and pension fund companies’ information
	Credit card companies		Insurance, capitalization and pension fund companies
	(1)		(2)
	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Assets
Current and long-term receivables
Cash and cash equivalents	15,378	25,955	13,108	25,047
Short-term interbank deposits	1,114,312	296,270	-	-
Securities	266,427	83,778	6,965,353	4,141,669
Insurance premium receivable	-	-	522,387	476,225
Credit portfolio	2,475,497	2,353,430	-	-
Credit operations	2,720,597	2,843,739	-	-
Allowance for loan losses	(245,100)	(490,309)	-	-
Other receivables	655,851	584,751	296,007	282,253
Other assets	9,189	10,190	176,745	139,603
Permanent assets
Investments	1,884,916	1,919,742	864,893	637,436
Property and equipment	94,708	56,644	217,469	211,502
Deferred charges	1,430	16,560	2,053	3,067
Total	6,517,708	5,347,320	9,058,015	5,916,802
Liabilities
Current and long-term liabilities
Insurance operations payable	-	-	110,229	106,404
Borrowings	230,153	118,797	-	-
Taxes and social security	371,457	88,721	403,497	270,193
Credit card operations	2,013,020	2,004,148	-	-
Technical provisions for insurance, pension fund and capitalization	-	-	6,085,798	3,764,609
Other	1,801,407	957,567	191,059	161,886
Deferred income	-	-	44	44
Minority interest in subsidiaries	-	-	48	41
Stockholders’ equity
Capital and reserves	1,385,833	1,960,202	1,795,669	1,427,110
Income for the period	715,838	217,885	471,671	186,515
Total	6,517,708	5,347,320	9,058,015	5,916,802

(1) Includes Itaú Personnalité Administradora de Cartões de Crédito e Serviços Ltda., Itaucard Administradora de Cartões de Crédito e Imobiliária Ltda. (a company incorporated on April 1, 2002, by Itaucard Financeira S.A. Crédito, Financiamento e Investimento), Bemge Administradora de Cartões de Crédito Ltda., Banestado Administradora de Cartões de Crédito Ltda., SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartões de Crédito Ltda., Itaucard Financeira S.A. Crédito, Financiamento e Investimentos and, proportionally, Credicard Comercial e Importadora Ltda., Credicard S.A. Administradora de Cartões de Crédito, Redecard S.A. and Orbitall Serviços e Processamento de Informações Comerciais Ltda.

(2) Includes Banerj Seguros S.A., Itaú Capitalização S.A., Itaú Previdência e Seguros S.A., Itaú Seguros S.A., Bemge Seguradora S.A., Capitaliza - Empresa de Capitalização S.A., Cia. de Seguros Gralha Azul, Paraná Cia. de Seguros, Itauseg Saúde S.A. and Gralha Azul Serviços de Saúde S/C Ltda. - companies regulated by the Insurance Company Regulatory Agency (SUSEP).
b) Foreign subsidiaries
	Foreign branches (1)		Banco Itaú Buen Ayre S.A.		Banco Itaú Europa S.A. Consolidated (2)
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003		09/30/2002
Assets
Current and long-term assets
Cash and cash equivalents	103,134	10,521	359,018	105,675	51,569		35,829
Short-term interbank deposits	3,851,349	2,988,229	4,381	43,851	3,863,931		3,327,338
Money market	89,134	549,054	-	-	-		62,653
Interbank deposits	3,762,215	2,439,175	4,381	43,851	3,863,931		3,264,685
Securities	4,257,064	4,442,969	300,959	328,594	1,308,936		1,781,742
Brazil	1,717,177	1,723,844	-	-	-		60,969
Federal government	1,193,693	427,978	-	-	-		5,507
Financial institutions	523,484	1,295,866	-	-	-		55,462
Other	2,539,887	2,719,125	300,959	328,594	1,308,936		1,720,773
Interbank and interbranch accounts	-	-	11,148	8,979	-		-
Loans, leasing and other credits	1,787,447	8,066,490	537,910	307,012	1,997,893		3,030,316
Foreign exchange loans	-	7,022,242	-	22,614	-		1,964,651
Other	1,787,447	1,044,248	537,910	284,398	1,997,893		1,065,665
Prepaid expenses	79,646	73,007	425	1,953	3,252		3,624
Other assets	487,494	572,072	58,806	84,163	1,619,864		48,369
Permanent assets
Investments	15,254	3,834	3,323	1,958	12,061		27,933
Property and equipment	1,331	1,608	61,772	62,344	10,785		11,814
Deferred charges	3,249	2,409	70,087	58,361	1,689		2,516
Total	10,585,968	16,161,139	1,407,829	1,002,890	8,869,980		8,269,481

Liabilities
Current and long-term liabilities
Deposits	1,691,343	1,642,523	1,001,205	489,123	3,767,341		4,781,444
Demand deposits	17,047	18,944	417,850	128,960	177,617		417,164
Savings accounts	-	-	152,200	73,089	-		-
Interbank deposits	407,810	928,241	17,482	-	399,755		360,324
Time deposits	1,266,486	695,338	413,673	287,074	3,189,969		4,003,956
Deposits received under Securities Repurchase Agreements	567,002	444,358	-	-	596,648		675,875
Funds from Acceptances and Issuance of Securities	1,056,361	1,616,294	-	-	1,117,136		860,084
Interbank and interbranch accounts	-	-	-	-	-		-
Borrowings	2,334,185	5,433,063	39,953	41,589	720,062		602,710
Derivative financial instruments	11,609	63,441	-	-	26,608		36,895
Other liabilities	3,006,640	3,617,233	69,794	114,914	1,800,997		355,870
Deferred income	11,030	19,976	-	-	1,261		1,189
Minority interest in subsidiaries	-	-	-	-	135		1
Stockholders’ equity
Capital and reserves	1,672,612	3,343,589	315,749	155,109	816,058	(7)	929,240
Income for the period	235,186	(19,338)	(18,872)	202,155	23,734		26,173
Total	10,585,968	16,161,139	1,407,829	1,002,890	8,869,980		8,269,481

	Itau Bank, Ltd.		IFE - Banco Bemge (Uruguay) S.A.		Banco del Paraná S.A.		Non-financial (3)
	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003	09/30/2002	09/30/2003
Assets
Current and long-term assets
Cash and cash equivalents	8,064	4,958	189	29,866	81	905	23,368
Short-term interbank deposits	399,925	1,029,864	16,138	121,483	3,091	310	100,686
Money market	-	34,335	-	-	-	240	-
Interbank deposits	399,925	995,529	16,138	121,483	3,091	70	100,686
Securities	1,450,358	1,040,078	-	10,982	-	-	6,910
Brazil	944,650	372,193	-	10,982	-	-	3,266
Federal government	668,971	71	-	10,982	-	-	3,266
Financial institutions	275,679	372,122	-	-	-	-	-
Other	505,708	667,885	-	-	-	-	3,644
Interbank and interbranch accounts	-	-	1,466	1,958	8,067	17,787	-
Loans, leasing and other credits	638,626	267,632	-	26,021	109	19,457	-
Foreign exchange loans	-	-	-	26,021	-	359	-
Other	638,626	267,632	-	-	109	19,098	-
Prepaid expenses	1,066	106	-	-	-	-	57
Other assets	60,904	319,047	-	248,451	-	11,444	663,165
Permanent assets
Investments	117,447	156,875	-	-	-	882	2,840,333
Property and equipment	102	187	80	162	346	888	846
Deferred charges	18	38	29	61	-	152	1,220
Total	2,676,510	2,818,785	17,902	438,984	11,694	51,825	3,636,585

Liabilities
Current and long-term liabilities
Deposits	209,374	1,404,672	-	34,199	3,523	40,880	1
Demand deposits	12,974	2,667	-	26,077	716	8,401	-
Savings accounts	-	-	-	-	67	6,726	-
Interbank deposits	19,000	400,798	-	8,122	-	-	1
Time deposits	177,400	1,001,207	-	-	2,740	25,753	-
Deposits received under Securities Repurchase Agreements	12,293	9,707	-	-	-	-	-
Funds from Acceptances and Issuance of Securities	8,874	-	-	-	-	-	-
Interbank and interbranch accounts	-	-	-	-	59	220	-
Borrowings	74,305	-	-	-	-	-	180,491
Derivative financial instruments	32,101	42,708	-	-	-	-	-
Other liabilities	1,170,717	19,062	82	247,909	5,310	3,547	72,798
Deferred income	4,583	184	-	-	-	-	459
Minority interest in subsidiaries	-	-	-	-	-	-	285
Stockholders’ equity
Capital and reserves	925,051	1,330,403	16,212	149,302	18,549	29,162	3,085,427
Income for the period	239,212	12,049	1,608	7,574	(15,747)	(21,984)	297,124
Total	2,676,510	2,818,785	17,902	438,984	11,694	51,825	3,636,585

	Non-financial (3)	Subsidiaries Banco BBA-Creditanstalt S.A.		FOREIGN CONSOLIDATED (6)
		Financial (4)	Non-financial (5)	With BBA	Without BBA
	09/30/2002	09/30/2003		09/30/2003	09/30/2003	09/30/2002
Assets
Current and long-term assets
Cash and cash equivalents	29,680	28,887	2,518	566,501	535,517	206,566
Short-term interbank deposits	120,707	2,198,597	16,306	9,431,685	8,055,662	5,723,192
Money market	-	-	-	89,134	89,134	639,198
Interbank deposits	120,707	2,198,597	16,306	9,342,551	7,966,528	5,083,994
Securities	4,694	3,506,580	3,166	10,483,637	7,215,475	7,375,925
Brazil	705	2,489,957	-	5,168,586	2,678,629	2,168,694
Federal government	705	-	-	1,865,930	1,865,930	434,261
Financial institutions	-	2,489,957	-	3,302,656	812,699	1,734,433
Other	3,989	1,016,623	3,166	5,315,051	4,536,846	5,207,231
Interbank and interbranch accounts	-	-	-	20,681	20,681	28,723
Loans, leasing and other credits	-	2,219,506	-	7,015,051	4,795,545	11,546,520
Foreign exchange loans	-	-	-	-	-	10,187,737
Other	-	2,219,506	-	7,015,051	4,795,545	1,358,783
Prepaid expenses	31	14,817	230	99,494	84,446	78,786
Other assets	839,676	360,027	2,934	3,236,689	2,873,952	1,884,737
Permanent assets
Investments	3,192,278	453	166,018	624,797	691,105	662,356
Property and equipment	844	157	38	76,141	75,946	78,890
Deferred charges	2,667	38	13	76,778	76,727	66,900
Total	4,190,577	8,329,062	191,223	31,631,454	24,425,056	27,652,595

Liabilities
Current and long-term liabilities
Deposits	-	1,884,995	-	7,427,457	6,381,625	6,452,502
Demand deposits	-	516,690	-	1,124,611	608,341	580,679
Savings accounts	-	-	-	152,267	152,267	79,815
Interbank deposits	-	-	-	815,954	815,955	577,693
Time deposits	-	1,368,305	-	5,334,625	4,805,062	5,214,315
Deposits received under Securities Repurchase Agreements	-	-	-	1,175,943	1,175,943	1,122,857
Funds from Acceptances and Issuance of Securities	-	1,544,996	-	3,565,287	2,166,800	2,418,413
Interbank and interbranch accounts	-	-	-	59	59	220
Borrowings	191,292	2,852,367	-	6,034,925	3,182,557	6,098,456
Derivative financial instruments	-	216,991	-	283,527	69,325	139,391
Other liabilities	86,657	514,405	869	6,565,416	6,142,791	4,106,578
Deferred income	756	7,607	37	24,977	17,332	22,104
Minority interest in subsidiaries	535	-	-	137,167	131,270	156,733
Stockholders’ equity
Capital and reserves	3,965,303	1,145,829	210,049	5,311,041	4,198,384	6,991,465
Income for the period	(53,966)	161,872	(19,732)	1,105,655	958,970	143,876
Total	4,190,577	8,329,062	191,223	31,631,454	24,425,056	27,652,595

(1) Grand Cayman and New York branches.

(2) Banco Itaú Europa, S.A., BIE - Bank & Trust, Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa - Fund Management Company, S.A. and, only on September 30, 2003, BIEL Fund Management Company S.A.

(3) Afinco - Americas Madeira, SGPS Limitada, BFB Overseas Inc., BFB Overseas Cayman, Ltd., Externalizacion Global S.A., Inversora del Buen Ayre S.A., Itaú Europa, SGPS, S.A., Itaúsa Portugal - SGPS, S.A., Itaú Leasing de Chile Ltda., Zux Cayman Company Ltd., Zux SGPS, S.A., BIEL Holding AG, IPI - Itaúsa Portugal Investimentos, SGPS Ltda., Itaú Europa Luxembourg Advisory Holding Company S.A., Itaúsa Madeira - Investimentos, SGPS, Ltda, Agate SàRL, ITB Holding Ltd., Topaz Holding Ltd., Itau USA Inc, Jasper International Investment LLC and, only on September 30, 2003, Itaú International Investment LLC, ITrust Servicios Financieros S.A. and Albarus S.A.

(4) BBA Creditanstalt Bank Ltd., Banco BBA - Creditanstalt S.A. Nassau Branch and Banco BBA - Creditanstalt - Sucursal Uruguai.

(5) Mundostar S.A., BBA Representaciones S.A., Karen International Limited, Nevada Woods S.A., AKBAR - Marketing e Serviços Lda, BBA Overseas Limited and BBA Icatu Securities, INC.

(6) Information on foreign consolidated presents net balances of eliminations from consolidation.

(7) The difference in relation to income for the period recorded in the Management Report (R$ 36 million), mainly refers to the exchange variation of the participation in BIE Bank & Trust and Banco Itaú Europa Luxembourg, in the amount of R$ 37 million, which according to Portuguese accounting standards is recorded in stockholders’ equity.
c) Banco Itaú Buen Ayre
I - Effects in the period
In the table below we show the effects of “pesification” on the results and balance sheet of Banco Itaú Buen Ayre and ITAÚ HOLDING CONSOLIDATED, which have already been duly absorbed by provisions formed in prior years, at an exchange rate of P$ 2.91592 to the dollar on September 30, 2003 (P$ 3.37684 on December 31, 2002):
	12/31/2002 (1)	09/30/2003 (2)		Variations
Assets
Current and long-term assets
Cash and cash equivalents	144,653	359,018		214,365
Short-term interbank deposits	14,129	4,381		(9,748)
Securities	325,530	300,959	(3)	(24,571)
Interbank and interbranch accounts	7,064	11,148		4,084
Loan operations	323,301	537,910		214,609
Loans and financing	476,444	663,556		187,112
(-) Allowance for loan losses	(153,143)	(125,646)		27,497
Other assets	108,868	59,231		(49,637)
Permanent assets
Investments	4,587	3,323		(1,264)
Property and equipment	63,699	61,772		(1,927)
Deferred charges	53,426	70,087		16,661
Total	1,045,257	1,407,829		362,572
Liabilities
Current and long-term liabilities
Deposits	581,906	1,001,205		419,299
Demand deposits	192,866	417,850		224,984
Savings deposits	84,064	152,200		68,136
Interbank deposits	6,242	17,482		11,240
Time deposits	298,734	413,673		114,939
Borrowings and onlendings	38,571	39,953		1,382
Other liabilties	86,858	69,794		(17,064)
Stockholders’ equity	337,922	296,877		(41,045)	(4)
Total	1,045,257	1,407,829		362,572

(1) The statements at December 31, 2002 already reflect the “pesification” effects and consider:
a) the conversion of operations contracted using the free USD rate at P$ 3.37684;
b) the conversion of operations contracted using the commercial USD rate at P$ 1.40;
c) the recording of bonds foreseen by Argentine authorities to offset losses from the “pesification” of Loan Operations, estimated at R$ 78,218, at 30% of their face value of R$ 23,466; 0.0000.000; 0.0000.000; 0.0000.000; 0.0000.000;
d) the conversion to R$ considers the devaluation of all operations, after the conversions mentioned above, at P$ 3.37684 per USD.
(2) The September 30, 2003 financial statements reflect the effects of operations after the “pesification” and consider the conversion to R$ based on P$ 2.91592 per USD.
(3) Includes R$ 73,633 in Argentine government securities (compulsory deposits) and R$ 17,299 in bonds to compensate for losses from the “pesification” on loan operations at 43% of their face value of R$ 40,199.
(4) The decrease in stockholders’ equity of R$ (41,045) reflected on ITAÚ HOLDING CONSOLIDATED are attributable to:
a) R$ (14,135) in exchange losses arising from the appreciation of the Argentine Peso against the U.S. dollar (13.65%) lower than the appreciation of the real against the U.S. dollar (17.26%) in the period;
b) R$ (50,724) of recurring losses arising from Itaú Buen Ayre in the period, which arises mainly from exchange losses on assets indexed to the U.S. dollar;
c) R$ (8,038) arising from adjustments of provisions for prior year taxes, whose regulation by the Argentine Government was concluded after the disclosure of the December 31, 2002 balance sheet; and
d) R$ 31,852 arising from the partial reversal of the previously recorded provision for the bonds received to offset losses on Loans Transactions, based on their fair value. Part of the amount above refers to the reversal of provision arising from the sale of part of the bonds.
II - Credit Portfolio and Allowance for Loan Losses after the “Pesification” effects
	09/30/2003
	Portfolio balance			Total allowance
Risk Level	Individuals	Corporate (*)	Total	Individuals			Corporate			Total
				Minimum Required	Additional	Total	Minimum Required	Additional	Total
AA	-	187,912	187,912	-	-	-	-	-	-	-
A	-	142,350	142,350	-	-	-	712	-	712	712
B	70,095	67,601	137,696	701	69,394	70,095	676	-	676	70,771
C	1,364	34,522	35,886	41	1,323	1,364	1,036	-	1,036	2,400
D	561	89,173	89,734	56	505	561	8,917	-	8,917	9,478
E	664	5	669	199	465	664	2	-	2	666
F	1,888	59,123	61,011	944	944	1,888	29,562	1,873	31,435	33,323
G	608	1	609	426	182	608	1	-	1	609
H	7,607	82	7,689	7,607	-	7,607	82	-	82	7,689
TOTAL	82,787	580,769	663,556	9,974	72,813	82,787	40,986	1,873	42,859	125,646

(*) Includes R$ 528,038 thousand in operations contracted with corporate companies, which are subsidiaries of foreign companies.
III - Risk in Credit Portfolio
Considering the present economic scenario of Argentine and based on information available so far, Management quantified the minimum and maximum loss of Credit Portofio shown in item II above:
	Portfolio	Minimum	Maximum
Individuals	82,787	20,697	57,951
Corporate - Subsidiaries of multinational companies operating in Argentina	580,769	14,519	116,154
Total	663,556	35,216	174,105
Total Allowance in Itaú Buen Ayre	-	125,646	125,646
Shortage (Surplus)		(90,430)	48,458

d) Main domestic financial institutions
	BANERJ		BEG
			(1)
	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Assets
Current and long-term assets
Cash and cash equivalents	55,809	73,811	4,638	10,726
Short-term interbank deposits	787,037	1,734,753	294,275	128,000
Securities	1,919,423	760,825	91,978	145,560
Interbank and interbranch accounts	638,655	754,080	14,146	13,009
Loans, leasing and other credits	584,173	488,734	37,755	104,153
Other receivables	170,840	322,989	188,921	210,317
Other assets	126,516	160,546	9,590	10,873
Permanent assets
Investments	2,072,301	2,074,897	2,002	1,249
Property and equipment	27,506	34,575	8,585	11,679
Deferred charges	1,844	4,516	-	19
Total	6,384,104	6,409,726	651,890	635,585
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	4,370,342	2,642,691	288,930	283,418
Open market	867,716	301,193	-	-
Funds from acceptance and issuance of securities	-	-	-	-
Interbank and interbranch accounts	55,326	161,022	6,990	2,975
Borrowings and onlendings	-	-	-	-
Local onlendings – official institutions	143	341	6,001	7,461
Derivative financial instruments	7,532	30,909	-	-
Technical provisions for insurance, pension plan and capitalization	-	-	-	-
Other liabilities	331,122	342,283	124,239	191,887
Deferred income	501	501	-	1,057
Minority interest in subsidiaries	-	-	73	44
Stockholders’ equity
Capital and reserves	548,963	2,670,306	175,349	158,000
Net income for the period	202,459	260,480	50,308	(9,257)
Total	6,384,104	6,409,726	651,890	635,585

	BEMGE		BANESTADO
	(2)		(3)
	09/30/2003	09/30/2002	09/30/2003	09/30/2002
Assets
Current and long-term assets
Cash and cash equivalents	9,978	11,362	13,033	50,958
Short-term interbank deposits	1,990,199	1,848,198	4,859,265	168,889
Securities	368,642	121,191	2,196,104	278,837
Interbank and interbranch accounts	130,738	139,171	309,651	276,504
Loans, leasing and other credits	31,087	31,695	381,273	991,818
Other receivables	597,871	736,572	1,199,807	1,326,495
Other assets	24,367	9,017	99,624	112,060
Permanent assets
Investments	5,996,180	3,174	22,184	23,659
Property and equipment	4,045	9,940	49,067	55,743
Deferred charges	288	845	19,492	9,282
Total	9,153,395	2,911,165	9,149,500	3,294,245
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	6,743,609	729,966	2,035,835	1,685,577
Open market	-	-	8,694	32,025
Funds from acceptance and issuance of securities	-	-	-	3,102
Interbank and interbranch accounts	7,245	11,554	9,762	30,320
Borrowings and onlendings	-	-	6,874	6,568
Local onlendings – official institutions	-	-	101,389	156,813
Derivative financial instruments	-	-	154	933
Technical provisions for insurance, pension plan and capitalization	-	-	4,091	23,624
Other liabilities	398,352	257,595	912,724	1,088,845
Deferred income	6	6	791	849
Minority interest in subsidiaries	14,235	12,264	406	3,598
Stockholders’ equity
Capital and reserves	1,912,415	1,915,950	6,587,648	577,282
Net income for the period	77,533	(16,170)	(518,868)	(315,291)
Total	9,153,395	2,911,165	9,149,500	3,294,245

	ITAÚ-BBA	FINÁUSTRIA	FIAT
	(4)	(5)	(6)
	09/30/2003	09/30/2003	09/30/2003
Assets
Current and long-term assets
Cash and cash equivalents	82,320	4,988	13,014
Short-term interbank deposits	3,665,512	595,403	930,123
Securities	5,984,764	21,413	151,124
Interbank and interbranch accounts	192,112	-	-
Loans, leasing and other credits	6,419,351	819,276	1,642,553
Other receivables	1,395,383	63,111	91,243
Other assets	35,396	17,914	3,643
Permanent assets
Investments	15,615	5,429	-
Property and equipment	19,647	11,249	3,310
Deferred charges	10,546	1,903	261
Total	17,820,646	1,540,686	2,835,271
Liabilities and stockholders’ equity
Current and long-term liabilities
Deposits	5,973,304	1,190,777	1,956,595
Open market	559,275	-	-
Funds from acceptance and issuance of securities	1,559,577	13,572	-
Interbank and interbranch accounts	130,241	-	-
Borrowings and onlendings	4,188,876	-	134,435
Local onlendings – official institutions	1,160,791	3,267	-
Derivative financial instruments	470,458	3,420	18,908
Technical provisions for insurance, pension plan and capitalization	-	-	-
Other liabilities	1,616,658	37,478	265,390
Deferred income	12,297	1,349	22,176
Minority interest in subsidiaries	-	-	-
Stockholders’ equity
Capital and reserves	1,879,006	286,685	403,669
Net income for the period	270,163	4,138	34,098
Total	17,820,646	1,540,686	2,835,271
(1) Includes Banco BEG S.A., BEG - Distribuidora de Títulos e Valores Mobiliários S.A. and SISPLAN - Sistema de Processamento de Dados, Planejamento e Administração de Cartões de Crédito Ltda.

(2) Includes Banco Bemge S.A., Bemge Administradora de Cartões de Crédito Ltda., Investimentos Bemge S.A., Lineinvest Participações S.A.

(3) Includes Banco Banestado S.A., Asban S.A. Participações, Banco Del Paraná S.A., Banestado Administradora de Cartões de Crédito Ltda., Banestado Leasing S.A. - Arrendamento Mercantil, Banestado Corretora de Valores Mobiliários S.A., Banestado S.A. - Participações, Administração e Serviços, Capitaliza - Empresa de Capitalização S.A., Melro Administração e Participações Ltda. and, only at 09.30.2003, Topaz Holding Ltd.

(4) Includes Banco Itaú - BBA S.A. and its affiliates abroad (Nassau and Uruguay), BBA Representaciones S.A., BBA Trading S.A., IF Participações S/C Ltda., Karen International Limited, Nevada Woods S.A., BBA Corretora de Títulos e Valores Mobiliários S.A., BBA Creditanstalt Finanças e Representações Ltda., BBA Creditanstalt Bank Ltd., Mundostar S.A. , AKBAR - Marketing e Serviços Lda, BBA Overseas Limited and, only including result up to 06.30.2003, BBA Alocação de Ativos Ltda., BBA Holding S.A., BBA Investimentos Distribuidora de Títulos e Valores Mobiliários S.A., Fina Promoção e Serviços S.A., Fináustria Arrendamento Mercantil S.A., Fináustria Assessoria, Administração e Serviços de Crédito S/C Ltda., Fináustria Cia de Crédito, Financiamento e Investimento and Fináustria Participações Ltda.

(5) Includes Fináustria Cia de Crédito, Financiamento e Investimento, BBA Alocação de Ativos Ltda., BBA Holding S.A., BBA Investimentos Distribuidora de Títulos e Valores Mobiliários S.A., Fina Promoção e Serviços S.A., Fináustria Arrendamento Mercantil S.A., Fináustria Assessoria, Administração e Serviços de Crédito S/C Ltda. and Fináustria Participações Ltda., all as of July 1, 2003.

(6) Includes Banco FIAT S.A. and FIAT Administradora de Consórcios Ltda.

e) Statement of Income of Banco Itaú-BBA S.A. and Banco Fiat S.A.
	01/01 to 09/30/2003 (Note 2)
	Without BBA and Fiat	Itaú-BBA	Fináustria	FIAT
INCOME FROM FINANCIAL OPERATIONS	8,837,619	571,558	122,882	335,430
Loans	4,144,223	185,722	93,514	299,515
Leases	168,181	10,647	5,903	5,624
Securities	2,957,370	336,501	23,465	12,894
Trade finance and foreign exchange portfolio	833,549	-	-	-
Insurance, pension plan, and capitalization	41,369	8,732	-	-
Compulsory deposits	692,927	29,956	-	17,397
EXPENSES FROM FINANCIAL INTERMEDIATION	(1,953,359)	494,565	(68,601)	(177,345)
Deposits, money market and interbank funds	(2,446,311)	(333,617)	(67,500)	(193,117)
Technical provision for insurance, pension plan, and capitalization	(519,219)	-	-	-
Borrowings, assignments and onlendings	1,012,171	828,182	(1,101)	15,772
RESULT OF FINANCIAL INTERMEDIATION BEFORE LOAN LOSSES	6,884,260	1,066,123	54,281	158,085
LOAN LOSSES	(958,624)	(204,819)	(18,052)	(15,280)
Allowance for loan losses expenses	(1,313,245)	(228,724)	(20,426)	(29,203)
Income from recovery of loans written off as losses	354,621	23,905	2,374	13,923
GROSS INCOME FROM FINANCIAL OPERATIONS	5,925,636	861,304	36,229	142,805
OTHER OPERATING INCOME (EXPENSES)	(1,749,917)	(208,460)	(26,896)	(86,243)
Banking service fees	3,599,511	69,331	5,311	44,844
Income from insurance, pension plan and capitalization operations	536,993	-	-	-
Personnel expenses	(2,197,716)	(87,097)	(11,047)	(20,445)
Other administrative expenses	(2,936,657)	(112,617)	(13,260)	(92,123)
Tax expenses	(664,515)	(57,515)	(6,039)	(11,938)
Equity in income (losses) of unconsolidated investments	283,910	-	-	-
Other operating income	216,711	79,642	48	7,033
Other operating expenses	(588,154)	(100,204)	(1,909)	(13,614)
OPERATING INCOME	4,175,719	652,844	9,333	56,562
NON-OPERATING INCOME	(122,143)	(10,386)	(3,606)	(10,894)
INCOME BEFORE TAXATION AND PROFIT SHARING	4,053,576	642,458	5,727	45,668
INCOME TAX AND SOCIAL CONTRIBUTION	(1,066,100)	(303,389)	(1,789)	(9,412)
EXTRAORDINARY RESULT	(560,228)	(25,151)	-	-
PROFIT SHARING
Employees - Law 10.101 of 12/19/2000	(168,119)	(17,391)	234	(2,100)
Managers - Statutory law 6.404 of 12/15/1976	(28,008)	(25,415)	(34)	(58)
MINORITY INTERESTS	66,750	(949)	-	-
NET INCOME	2,297,871	270,163	4,138	34,098

	01/01 to 09/30/2003 (Note 2)
	Eliminations	With BBA and Fiat
INCOME FROM FINANCIAL OPERATIONS	(409,360)	9,458,129
Loans	(1,238)	4,721,736
Leases	-	190,355
Securities	(440,740)	2,889,490
Trade finance and foreign exchange portfolio	-	833,549
Insurance, pension plan, and capitalization	32,618	82,719
Compulsory deposits	-	740,280
EXPENSES FROM FINANCIAL INTERMEDIATION	422,510	(1,282,230)
Deposits, money market and interbank funds	411,682	(2,628,863)
Technical provision for insurance, pension plan, and capitalization	-	(519,219)
Borrowings, assignments and onlendings	10,828	1,865,852
RESULT OF FINANCIAL INTERMEDIATION BEFORE LOAN LOSSES	13,150	8,175,899
LOAN LOSSES	-	(1,196,775)
Allowance for loan losses expenses	-	(1,591,598)
Income from recovery of loans written off as losses	-	394,823
GROSS INCOME FROM FINANCIAL OPERATIONS	13,150	6,979,124
OTHER OPERATING INCOME (EXPENSES)	(328,218)	(2,399,734)
Banking service fees	(361)	3,718,636
Income from insurance, pension plan and capitalization operations	-	536,993
Personnel expenses	(403)	(2,316,708)
Other administrative expenses	(4,240)	(3,158,897)
Tax expenses	(177)	(740,184)
Equity in income (losses) of unconsolidated investments	(317,807)	(33,897)
Other operating income	(6,923)	296,511
Other operating expenses	1,693	(702,188)
OPERATING INCOME	(315,068)	4,579,390
NON-OPERATING INCOME	(1,130)	(148,159)
INCOME BEFORE TAXATION AND PROFIT SHARING	(316,198)	4,431,231
INCOME TAX AND SOCIAL CONTRIBUTION	(5,534)	(1,386,224)
EXTRAORDINARY RESULT	21,906	(563,473)
PROFIT SHARING
Employees - Law 10.101 of 12/19/2000	(31)	(187,407)
Managers - Statutory law 6.404 of 12/15/1976	(1)	(53,516)
MINORITY INTERESTS	(8,541)	57,260
NET INCOME	(308,399)	2,297,871

NOTE 25 - STATEMENT OF CASH FLOW
We present below the Statement of Cash Flow prepared by the Indirect Method
	ITAÚ HOLDING CONSOLIDATED
	01/01 to 09/30/2003		01/01 to 09/30/2002
	WITH BBA AND FIAT	WITHOUT BBA AND FIAT
Adjusted net income	4,219,024	3,721,426	7,261,972
Net income	2,297,871	2,297,871	1,687,283
Adjusted net income:	1,921,153	1,423,555	5,574,689
Adjustment to market value of securities and derivative financial instruments (Assets/liabilities)	(664,013)	(649,374)	2,319,363
Allowance for loan losses	1,196,775	958,624	1,624,878
Results from operations with subordinated debt	(850,470)	(820,034)	641,752
Results from operations with foreign payment order securitization	(212,623)	(212,623)	1,184
Change in technical provision for insurance, pension plan and capitalization	1,609,542	1,609,542	819,840
Assets deferred income tax	(148,079)	(108,891)	(586,153)
(Reversal) Provision for losses on other assets	4,173	1,271	(20,392)
(Income) Deficit on disposal of assets	43,473	21,856	21,883
Amortization of goodwill	565,008	508,557	25,988
Equity in the results of subsidiaries and associated companies	33,897	(283,910)	(399,470)
(Gain) Loss on currency translation	(50,154)	(50,154)	107,202
Extraordinary result on associated companies	-	73,277	-
(Gain) loss on disposal of investments	(978)	(978)	2,105
(Reversal) Provision for losses on other investments and tax incentives	11,172	11,172	201,302
Depreciation and amortization	440,690	431,970	411,040
Minority interest result	(57,260)	(66,750)	404,167
Change in assets and liabilities	(3,655,557)	(6,455,832)	(17,218,128)
(Increase) Decrease in short-term interbank investments	(5,004,383)	(11,560,937)	(799,714)
(Increase) Decrease in securities and derivative financial instruments	(3,173,032)	(1,688,360)	(7,570,363)
(Increase) Decrease in compulsory deposits with Brazilian Central Bank	2,572,551	2,567,426	(3,000,674)
(Increase) Decrease in interbank and interbranch accounts	(51,681)	(136,808)	410,324
(Increase) Decrease in loan, lease, and other credit operations	(56,654)	3,452,910	(7,839,699)
(Increase) Decrease in other credits and assets	(1,211,856)	(2,318,077)	1,686,230
(Decrease) Increase in technical provisions for insurance, pension plan and capitalization	73,390	73,390	(278,917)
(Decrease) Increase in other liabilities	3,188,450	3,160,823	173,365
(Decrease) Increase in deferred income	7,658	(6,199)	1,320
OPERATING ACTIVITIES - Net cash provided by/ (invested)	563,467	2,734,406	(9,956,156)
Sale of assets not for own use	279,646	235,936	233,092
Sale of investments	66,292	64,771	5,799
Sale of fixed assets for use	34,476	32,496	191,268
Decrease in deferred charges	7,054	6,332	3,890
Purchase of assets not for own use	(282,384)	(209,842)	(214,667)
Purchase of investments	(41,149)	(860,045)	(119,405)
Goodwill in the acquisition of investments	(508,557)	(508,557)	(50,376)
Purchase of fixed assets for use	(277,355)	(267,398)	(461,718)
Deferred charges	(87,484)	(80,615)	(100,832)
Change in participation of minority interest	2,238	85,108	(11,889)
INVESTMENT ACTIVITIES - Net cash provided by /(invested)	(807,223)	(1,501,814)	(524,838)
Increase (Decrease) in deposits	(4,583,408)	(2,428,083)	4,166,892
Increase (Decrease) in money market	6,418,107	8,106,639	(76,689)
Increase (Decrease) in funds for issuance of securities	793,885	522,474	1,381,400
Increase (Decrease) in liabilities by borrowings and onlendings	(1,114,467)	(1,560,459)	1,647,668
Increase (Decrease) in derivative financial instruments liabilities	(1,523,081)	(821,547)	3,147,533
Increase (Decrease) in credit card operations	(109,408)	(109,408)	(148,932)
Increase (Decrease) in foreign payment order securitization	471,151	471,151	1,557,960
Increase (Decrease) in liabilities for subordinated debts	(86,259)	2,346	73,822
Reversal of provision for interest on own capital	13,034	13,034	1,463
Granting for exercised equity options	29,245	29,245	29,303
Share subscription	522,220	522,220	57,050
Purchase of own shares	(135,770)	(135,770)	(222,180)
Adjustment of prior years of securities and derivatives - Circular 3068/01 and 3082/02	-	-	24,021
Interest on own capital paid and/or provisioned	(701,936)	(701,936)	(262,724)
FINANCING ACTIVITIES - Net cash provided by /(invested)	(6,687)	3,909,906	11,376,587
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(250,443)	(326,314)	895,593
At the beginning of the period	1,894,256	1,868,065	1,895,760
At the end of the period	1,643,813	1,541,751	2,791,353
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS, NET	(250,443)	(326,314)	895,593

Report of Independent Accountants on Limited Review
To the Board of Directors and Stockholders
Banco Itaú Holding Financeira S.A.
1.
We have carried out a limited review of the Quarterly Information of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated) for the nine-month period ended on September 30, 2003, consisting of the consolidated balance sheet and the corresponding consolidated statement of income. This information is the responsibility of the management of the Bank.

2.
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON), in conjunction with the Federal Accounting Council (CFC), and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Bank with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of Banco Itaú Holding Financeira S.A. and its subsidiaries.

3.
Based on our limited review, we are not aware of any material modifications that should be made to the Quarterly Information referred to above in order that such information be stated in conformity with the accounting practices adopted in Brazil applicable to the preparation of Quarterly Information, consistent with the Brazilian Securities Commission (CVM) regulations.

4.
We previously carried out the limited review of the Quarterly Information of Banco Itaú S.A. and its subsidiaries (consolidated) as of September 30, 2002, on which we issued a review report without exceptions dated November 1, 2002. This information is presented in comparison with that related to September 30, 2003 of Banco Itaú Holding Financeira S.A. and its subsidiaries (consolidated). As described in Note 1 to the Quarterly Information, on February 27, 2003, Banco Itaú Holding Financeira S.A. became the sole shareholder of Banco Itaú S.A. and its subsidiaries.

São Paulo, October 31, 2003
PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5
Ricardo Baldin
Contador CRC 1SP110374/O-0
Emerson Laerte da Silva
Contador CRC 1SP171089/O-3

OPINION OF THE FISCAL COUNCIL
The members of the Fiscal Council of Banco Itaú Holding Financeira S.A., after examining the financial statements for the third quarter of 2003, were able to verify the accuracy of all the elements thereof and are satisfied that they adequately reflect the assets and liabilities of the Company, its financial situation and the activities undertaken during this period, and recommend that the same be approved by the Company’s Administrative Council.
São Paulo, November 4, 2003.
GUSTAVO JORGE LABOISSIERE LOYOLA
ALBERTO SOZIN FURUGUEM
IRAN SIQUEIRA LIMA